
07087946

Franklin Resources, Inc.

Annual Report 2007



FRANKLIN TEMPLETON
INVESTMENTS

y consider a fund's investment goals, risks, charges and expenses before
nvesting. To obtain a prospectus for any Franklin Templeton® fund, which contains this and other
nformation, talk to your financial advisor, call us at 1-800/DIAL BEN® (1-800/342-5236) or visit
ranklintempleton.com. Please read the prospectus carefully before investing.

Persistence and Perspective

Since 1947, Franklin Templeton Investments has grown from a fledgling mutual fund company to a premier global investment management organization. Today we offer clients a valuable perspective shaped by our 60 years of experience, investment expertise and growing global reach.

Financial Highlights

As of and for the fiscal years ended September 30,	2007	2006	2005	2004	2003
SUMMARY OF OPERATIONS *(in millions)*					
Operating Revenues	$ 6,205.8	$ 5,050.7	$ 4,310.1	$ 3,438.2	$ 2,632.1
Net Income	1,772.9	1,267.6	1,057.6	706.7	502.8
FINANCIAL DATA *(in millions)*					
Total Assets	$ 9,943.3	$ 9,499.9	$ 8,893.9	$ 8,227.8	$ 6,970.7
Long-Term Debt	162.1	627.9	1,208.4	1,196.4	1,108.9
Stockholders' Equity	7,332.3	6,684.7	5,684.4	5,106.8	4,310.1
Operating Cash Flows	1,673.6	1,277.9	850.0	929.7	536.4
ASSETS UNDER MANAGEMENT *(in billions)*					
Ending	$ 645.9	$ 511.3	$ 453.1	$ 361.9	$ 301.9
Simple Monthly Average	582.0	482.4	410.8	340.2	269.8
PER COMMON SHARE					
Earnings					
Basic	$ 7.11	$ 4.97	$ 4.22	$ 2.84	$ 1.98
Diluted	7.03	4.86	4.06	2.75	1.95
Cash Dividends	0.60	0.48	2.40	0.34	0.30
Book Value	29.87	26.40	22.49	20.45	17.53
EMPLOYEE HEADCOUNT	8,699	7,982	7,156	6,696	6,504

Assets Under Management
as of September 30, 2007



Equity 60.0%
Fixed Income 20.7%
Hybrid 18.1%
Money Funds 1.2%
Asset Mix
Templeton 38.2%
Franklin 37.9%
Mutual Series 13.1%
Fiduciary Trust 7.4%
Bissett 3.1%
Darby 0.3%
Investment Management Group
Retail 69.0%
Institutional 29.2%
High Net Worth 1.8%
Distribution Channel

Financial Charts



$361.9 $453.1 $511.3 $645.9
04 05 06 07
Ending Assets
Under Management
(in billions)
$96.8 $122.5 $128.8 $185.6
04 05 06 07
Gross Sales
(in billions)
$5,106.8 $5,684.4 $6,684.7 $7,332.3
04 05 06 07
Stockholders' Equity
(in millions)
$706.7 $1,057.6 $1,267.6 $1,772.9
04 05 06 07
Net Income
(in millions)
$0.34 $2.40 $0.48 $0.60
04 05 06 07
Cash Dividends
(per share)
$929.7 $850.0 $1,277.9 $1,673.6
04 05 06 07
Operating
Cash Flows
(in millions)
6,696 7,156 7,982 8,699
04 05 06 07
Employee Headcount

CORPORATE PROFILE *as of September 30, 2007*

Franklin Resources, Inc.®, is the holding company for various subsidiaries that, together, are referred to as Franklin Templeton Investments®, a global investment management organization offering investment choices under the Franklin®, Templeton®, Mutual Series®, Bissett®, Fiduciary Trust™ and Darby® brand names. Headquartered in San Mateo, California, we employ 8,699 people and have offices in 29 countries. We manage $645.9 billion in assets, comprising mutual funds and other investment alternatives for individuals, institutions, pension plans, trusts, partnerships and others. Our common stock is listed on the New York Stock Exchange (BEN) and the London Stock Exchange (FRK), and is included in the Standard & Poor's 500 Index.



Gregory E. Johnson
President and Chief Executive Officer

Letter to Stockholders

Dear Fellow Stockholders,

This year we celebrated the 60th anniversary of our company. We have come a long way since 1947—growing from a fledgling mutual fund company to a global investment management organization—but it has not always been easy. This year was not without challenges. We weathered market volatility, as well as global credit market and inflation concerns. While these issues gave rise to investor anxiety and made markets difficult to navigate, we remained focused on delivering quality investment solutions to our clients.

I am pleased to share with you our financial results for fiscal year 2007. Diluted earnings per share as of September 30, 2007, grew 45%, to $7.03 from $4.86 in the previous year. Market appreciation and record net sales (gross sales minus redemptions) increased our assets under management by $141.8 billion, helping us reach $645.9 billion worldwide.

INVESTMENT QUALITY

We strive to provide our clients with consistent, long-term investment results. At fiscal year-end, 64% of Franklin Templeton's U.S.-registered long-term mutual fund assets were in funds ranked in the top two quartiles of their respective Lipper peer groups in total return for the 1-year period, 68% for the 3-year period, 77% for the 5-year period and 92% for the 10-year period (based on Class A shares only).[1]

This year also marked the 30th anniversary of our Municipal Bond Department—one of the nation's largest active municipal bond fund managers, with over $55 billion in municipal bond assets under management. Franklin Templeton currently offers 36 national and state-specific tax-free income funds, which are managed by 26 investment professionals. The group had a standout year with 100% of its municipal bond funds (Class A shares) ranked in the top two quartiles of their respective Lipper peer groups in total return for the 5- and 10-year periods.[2]

Twenty years ago we launched Templeton Emerging Markets Fund, the first closed-end emerging markets fund listed on the New York Stock Exchange. Dr. Mark Mobius has managed the fund since inception and currently leads a team of emerging markets specialists responsible for more than $44 billion in assets under management.

ADAPTABILITY

In an effort to address changing market conditions and evolving investor needs, we introduced a number of investment solutions within the U.S., Canada, Europe, Asia and other regions.

For example, in the U.S., we added three funds to the advisor-sold lineup and launched the Founding Funds Investment Strategy in our insurance line. In Canada we introduced three fixed income funds, while across Europe we continued to expand our local offerings through the introduction of new SICAV (Société d'Investissement à Capital Variable)[3] funds. We also registered SICAV funds for distribution in new locations including Denmark, Greece and Poland, and increased our SICAV funds-of-funds range. In Japan we initiated two global equity and core active funds. In India we introduced several new closed-end fixed income funds, and in Korea we launched internationally and domestically invested master funds.

Because investor recognition of income-oriented products is growing, in 2007 we focused on increasing our fixed income market share. To that end, we combined several Fiduciary and Franklin groups to form a single investment team dedicated to this important asset class. As of September 30, 2007, our fixed income market share grew from 9% to 11% for the 12-month period. Also during the past year, we expanded our equity capabilities in the U.S. and international growth areas by combining Fiduciary and Franklin teams to form Franklin Global Advisers.

GLOBAL FOOTPRINT

While we continue to increase our presence in the U.S., our global efforts are essential to future growth and success. Franklin's first office outside of North America opened in 1986 in Taiwan, and today our investment management groups touch all parts of the globe. Our investors live in some 170 different countries and we have offices in 29 countries. More than 40% of our employees work outside the United States.

In 2007 Franklin Templeton Investments and China Life Group announced the formation of a strategic partnership in Hong Kong. The recent relaxation of foreign investment restrictions on Chinese banks and insurance companies is the latest step in a broad trend among government and corporate entities in China and elsewhere in Asia toward searching for new investment opportunities worldwide. This joint venture with China Life is an outgrowth of that trend, leveraging our global investment expertise to manage China's growing pool of overseas assets.

Also in the past year, the company acquired a 25% stake in Algebra Capital, an asset management firm in the Middle East/North Africa region. While we have worked with institutional clients in this region for many years, the acquisition has further established the Franklin Templeton Investments brand in the Middle East.

Local asset management teams dedicated to investing in fixed income and equity markets in specific countries on behalf of their citizens continued to identify opportunities in India, Brazil, China, Korea and Japan. The benefits of locally managed, single-country or regional portfolios are becoming increasingly compelling to institutional investors seeking growth of capital, which should bode well for this important part of our business.

WORLD-CLASS SERVICE

This past year—much like each year since this company began 60 years ago—we stayed true to our roots and remained committed to providing the best possible service to our clients.

Franklin Templeton Investments was ranked in the top quartile for service quality among 100 German mutual fund distributors in a study by an external consultant published in the German financial magazine, *Capital.* In Canada, DALBAR, a customer service rating group, ranked Franklin Templeton Investments No. 1 among advisor-distributed firms for speed of delivery of 2006 annual statements. They also ranked the company's English and French call center services No. 1 among advisor-distributed firms.

To continue providing world-class service to our clients globally, Franklin Templeton acquired a 51% share of Riva Financial Systems, which has developed a transfer agency system for a cross-border, multi-currency operation. We are excited about this partnership and what it means for the company in terms of offering a flexible, portable and scalable solution across the many regions of the globe where our funds are sold and supported.

Furthermore, the first phase of our new campus in Hyderabad, India, was opened to serve principally as a support center for operations and technology groups in Franklin Templeton's offices worldwide. When completed, the 380,000 square-foot facility will accommodate about 2,200 employees. As we grow our business globally, the Hyderabad campus represents a key strategic initiative to deploy our resources effectively and efficiently.

In 2007 we also expanded Franklin Templeton Academy®, a popular training program for financial advisors. First launched in Asia in early 2005 and then in Europe later that year, Franklin Templeton has now extended the program to cities in the U.S. and Latin America. As the first program of its kind to be offered globally by an investment management company, the academy offers a comprehensive curriculum designed to help financial advisors develop and enhance financial planning and business development skills.

TALENTED EMPLOYEES

Franklin Templeton's successes this year would not have been possible without our dedicated and talented employees. It is worth noting here that in a recent engagement survey, we scored above the financial services benchmark, which indicates that our employees are committed to clients, each other and the company. Our global, people-centric culture thrives because of our ability to collaborate with one another across geographic borders and business unit lines. We remain sensitive to individual differences while also sharing a common set of values.

Our executive team made it a point to meet with employees around the world as we visited our offices over the past year and we were consistently impressed with how our employees conduct themselves. Their dignified professionalism is consistent with our core values, and if you look at our company's history, it is a casebook for why values matter to business success.

No one person embodied our values more than Harmon Burns. Sadly, Harmon passed away in November 2006. He had been with the company since 1973 and over the years he shouldered enormous responsibilities as the business continued to grow. In 1991, Harmon was elected to our board of directors, and most recently he served as vice chairman of Franklin Resources, Inc. As much for his business acumen, Harmon is additionally remembered as a key contributor to the corporate culture we enjoy today. He always led by example and treated everyone with respect. Harmon was also known for his charitable nature, and in his honor we have created the annual Harmon E. Burns Award to recognize exceptional commitment by an employee to his or her community.

In the pages that follow this letter you will have an opportunity to learn about Franklin Templeton's history and some of the people who have helped shape it.

Thank you for your continued support.

Sincerely,



Gregory E. Johnson
President and Chief Executive Officer
Franklin Resources, Inc.

1. Source: Lipper® Inc., 9/30/07. Of the eligible Franklin Templeton U.S.-registered long-term mutual funds tracked by Lipper, 54, 47, 47 and 48 funds ranked in the top quartile and 26, 20, 18 and 16 funds ranked in the second quartile, for the 1-, 3-, 5- and 10-year periods, respectively, for their respective Lipper peer groups. Lipper figures do not include sales charges or expense subsidization by the manager. Results may have been different if these or other factors had been considered. Past performance does not guarantee future results.

2. Source: Lipper® Inc., 9/30/07. Of the eligible Franklin Templeton non-money market tax-free fixed income mutual funds tracked by Lipper, 27, 29, 31 and 31 funds ranked in the top quartile and 8, 5, 2 and 2 funds ranked in the second quartile, for the 1-, 3-, 5- and 10-year periods, respectively, for their respective Lipper peer groups. Lipper figures do not include sales charges or expense subsidization by the manager. Results may have been different if these or other factors had been considered. Past performance does not guarantee future results.

3. Franklin Templeton's foreign-sold SICAV (Société d'Investissement à Capital Variable) line, Franklin Templeton Investment Funds, is domiciled in Luxembourg and is registered in 34 countries for public distribution and in 3 countries for qualified investors. It is a collection of 60 sub-funds with 7 different types of share classes that have common administration and inter-fund exchange privileges.

Performance Graph

The following performance graph compares the performance of an investment in the common stock of Franklin Resources, Inc. for the last five fiscal years to that of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), an index to which the company was added in April 1998, and to the Standard & Poor's 500 Financials Index (the "S&P 500 Financials Index"). The S&P 500 Index consists of 500 stocks chosen for market size, liquidity and industry group representation. It is a market-value weighted index (stock price times number of shares outstanding), with each stock's weight in the index proportionate to its market value. The S&P 500 Index is one of the most widely used benchmarks of U.S. equity performance. The S&P 500 Financials Index is a capitalization-weighted index of the stocks of approximately 70 companies that are in the S&P 500 Index and whose primary business is in a sub-sector of the financial industry. It is designed to measure the performance of the financial sector of the S&P 500 Index. The graph assumes that the value of the investment in the company's common stock and each index was $100 at the market close on September 30, 2002 (the last trading day before the beginning of the company's fifth preceding fiscal year) and that all dividends were reinvested.

Performance Graph


Comparison of Five-Year Cumulative Return*
Cumulative Value of $100
$500
$400
$300
$200
$100
$0
2002
2003
2004
2005
2006
2007
Fiscal Year-End Date

	2002	2003	2004	2005	2006	2007
FRANKLIN RESOURCES, INC.	100	143.4	182.3	284.2	359.4	435.5
S&P 500 INDEX	100	124.4	141.7	159.0	176.1	205.1
S&P 500 FINANCIALS INDEX	100	125.9	144.7	153.5	185.0	188.1

Notwithstanding anything to the contrary set forth in any of the company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate filings made by us under those statutes, the preceding performance graph shall not be deemed to be "soliciting material," or to be incorporated by reference into any prior filings or future filings made by the company under those statutes.

*Data Source: © FactSet Research Systems 2007



1947–1967

The First 20 Years

The company known today as Franklin Templeton Investments was founded in 1947. A tiny firm in a young industry, Franklin was swimming against the tide in those early years because insurance groups dominated the middle-class investing markets. Then the space race between the U.S. and the USSR, the growing popularity of television and other advances in science helped increase the appeal of stock investing. By autumn 1965, mutual funds had become a major power in the market, and the hard work of Franklin's small team was paying off as the company began to grow.

1947



The company was founded by Rupert H. Johnson Sr., who ran a retail brokerage firm on Wall Street. He named the company for Benjamin Franklin because Franklin epitomized prudence when it came to investing.

1948



The company's first line of mutual funds, Franklin Custodian Funds, was a series of conservatively managed equity and bond funds designed to appeal to most investors. The series gave investors five different fund options: Franklin Common Stock Fund, Franklin Preferred Stock Fund, Franklin Bond Fund, Franklin Utilities Fund and Franklin Income Fund (a balanced fund).

1957



After Rupert Sr. retired, his son Charles B. Johnson (Charlie) took over as president and chief executive officer at age 24. The funds had total assets under management of $2.5 million.

1962



The Dow Jones Industrial Average lost one third of its value in a matter of months. Many young traders on the floor of the New York Stock Exchange learned a powerful lesson about market cycles from the mini-crash.

1965


EXTRA
KEOGH-KEEP EARNINGS OUT OF GOVT. HANDS!

To promote the use of Keogh retirement plans in the mid-1960s, Franklin wholesalers used a fictional newspaper in presentations to brokers and financial planners. In it, the letters were said to stand for "Keep Earnings Out of Government Hands."

1967



Members of the Franklin team wore multiple hats in the early years and struggled to keep up with the day-to-day demands of the business. Their persistence helped set the stage for the company's growth at the end of the decade.



1967–1987

Growing The Business

Franklin went public in 1971, giving management the capital needed to grow the business and position it for the future. In 1973 the company acquired Winfield and Co. and moved Franklin's offices from New York to California. Starting in 1980, the company's total assets under management doubled or nearly doubled every year for the next six years. In 1986 Franklin opened its first office outside North America, in Taiwan. Although the stock market crash of 1987 had little impact on Franklin's income and bond funds, management recognized the importance of branching out from the company's emphasis on fixed income investments.

1971

14 THE WALL STREET JOURNAL, Friday, August 6, 1971

[illegible]

[illegible] August 6, 1971

120,000 Shares

Franklin Resources, Inc.

Common Stock

[illegible]

Offering Price $5 per Share

[illegible]

Mayflower Securities Co., Inc.

Faherty & Swartwood Inc. G. A. Saxton & Co., Inc. S. D. Cohn & Co.

Philips, Appel & Walden, Inc. Kormendi, Byrd Brothers & Houx, Inc.

Frederick Gregory & Company Incorporated N. R. Maimon & Co., Inc. Snodgrass & Co., Inc.

At a time when many mutual fund companies were still reeling from the recent stock market correction, Franklin went public, raising the necessary capital to grow the business and position it for the future.

1973


WINFIELD
GROWTH FUND INC.

The company acquired Winfield and Co., an investment firm based in San Mateo, California, and moved Franklin's offices from New York to California.

1974



A seasoned and respected group of investment professionals from Franklin and newly acquired Winfield, the board and officers of Research Equity Fund (formerly Winfield Growth Fund) helped build regulatory and investor confidence in the fund's operations.

1985


THANKS A
BILLION,
NEW YORK

The image above depicts a print ad for the Franklin New York Tax-Free Income Fund. The company's municipal bond research team was recognized as one of the top 10 in the United States.

1986



Franklin opened an office in Taiwan, its first office outside North America. It was the initial step in a global strategy that has served the company well over the past two decades.

1987



The stock market crash of 1987 had little impact on Franklin's income and bond funds. Not content to rest on its laurels, however, the management team began making plans to expand the fund lineup beyond Franklin's heavy emphasis on fixed income investments, which had become the company's bread and butter.


PRANGE

1987–2007

Extending Our Global Footprint

Strategic acquisitions helped Franklin diversify its investment management capabilities beyond fixed income and extend its global footprint throughout Europe and Asia. One such acquisition was that of Templeton, Galbraith & Hansberger Ltd. in 1992, which added a strong portfolio of international equity funds. In 1996 Franklin Templeton bought Heine Securities Corporation, the investment advisor to Mutual Series Fund, Inc., which broadened the company's line of domestic equity funds. Several more key acquisitions over the next decade solidified the company's position as a premier global investment management organization.

1992



Franklin reached an agreement with famed global investor Sir John Templeton to acquire Templeton, Galbraith & Hansberger Ltd., which gave the company a strong portfolio of international equity funds, as well as emerging markets expertise. Sir John is no longer affiliated with the company.

1996



To broaden its line of domestic equity funds, Franklin acquired Heine Securities Corporation, investment advisor to Mutual Series Fund, Inc.

2001



Franklin Templeton Investments opened its 521,932 square-foot, campus-style world headquarters in San Mateo, California, to accommodate around 1,800 employees. At the time, the company employed nearly 7,000 people in 29 countries.

2006


FRANKLIN TEMPLETON
BEN
LISTED
NYSE

The company celebrated 20 years on the New York Stock Exchange. Gregory E. Johnson, president and chief executive officer, invited his leadership team and other employees to join him for the ceremonial bell ringing.

2007



Today Franklin Templeton Investments is truly a global company. In many parts of the world our local asset management teams manage equity and fixed income products that are sold primarily to the citizens of a particular country. Pictured above are investment professionals representing our local asset management efforts in Brazil, China, India and Korea.

We Cover the World

Franklin Templeton Investments' global reach uniquely positions us to distribute our investment expertise to clients, no matter where they live. We have offices in 29 countries, investors in some 170 countries and on-the-ground research capabilities around the world.


Edmonton
Calgary
Winnipeg
Vancouver
Montreal
Toronto
Halifax
Fort Lee
Short Hills
Salt Lake City
Wilmington
New York City
San Mateo
Rancho Cordova
Washington, DC
Los Angeles
St. Petersburg
Fort Lauderdale
Miami
Nassau
Mexico City
São Paulo
Rio de Janeiro
Buenos Aires


Stockholm
Edinburgh
Moscow
Dublin
Amsterdam
Poznań
Warsaw
London
Frankfurt
Brussels
Vienna
Paris
Luxembourg
Zurich
Geneva
Milan
Madrid
Istanbul
Beijing
Seoul
Tokyo
Shanghai
New Delhi
Dubai
Kolkata
Hong Kong
Mumbai
Hyderabad
Bengaluru
Chennai
Singapore
Johannesburg
Sydney
Melbourne

Our Company at a Glance

We offer the expertise of six distinct investment groups supported by the strength of one organization. Across all groups, quality independent research remains at the core of this expertise. Backed by Franklin Templeton Investments' global reach and extensive human and technological resources, each of these teams can generate innovative investment ideas to meet a broad range of client needs.

FRANKLIN
SINCE 1947

Franklin is a recognized leader in fixed income investing and also brings expertise in growth- and value-style U.S. equity investing.

TEMPLETON
SINCE 1940

Templeton pioneered international investing and, in 1954, launched what has become the industry's oldest global fund. Templeton offers investors a truly global perspective.

MUTUAL SERIES
SINCE 1949

Mutual Series is dedicated to a unique style of value investing, searching aggressively for opportunities among undervalued stocks, as well as arbitrage situations and distressed securities.

< GAIN FROM OUR PERSPECTIVE® >

Bissett
Since 1982

Bissett provides a bottom-up investment research and growth at a reasonable price (GARP) investment style to the Canadian market.

Fiduciary Trust
Since 1931

Fiduciary Trust provides investment management and related services to high net worth individuals, families and institutions.

Darby
Since 1994

Darby sponsors and manages private equity and mezzanine emerging markets funds for institutional investors and high net worth individuals.

Board of Directors (left to right): Peter M. Sacerdote, Gregory E. Johnson, Joseph R. Hardiman, Rupert H. Johnson Jr., Samuel H. Armacost, Anne M. Tatlock, Charles Crocker, Charles B. Johnson, Thomas H. Kean, Laura Stein, Chutta Ratnathicam, Louis E. Woodworth, Robert D. Joffe.



Our dear friend Harmon Burns passed away on November 8, 2006. He had been a member of our Board of Directors since 1991. Harmon joined Franklin in 1973 and wore many hats over the years as the company continued to grow. He was a kind and generous man, bringing insight, intelligence and character to everything he did. He has made a lasting impression on each of us.

Directors and Officers

Directors

Charles B. Johnson

Gregory E. Johnson

Rupert H. Johnson Jr.

Samuel H. Armacost
Chairman of the Board
SRI International
(independent nonprofit technology research and development organization)

Director
Chevron Corporation
Del Monte Foods Company
Exponent, Inc.
Callaway Golf Company

Charles Crocker
Chairman and CEO
Crocker Capital
(private venture capital firm)

Director
Teledyne Technologies Incorporated
Fiduciary Trust Company International

Joseph R. Hardiman
Director
Brown Investment Advisory & Trust Company

Former President and CEO
National Association of Securities Dealers, Inc.
The NASDAQ Stock Market, Inc.

Robert D. Joffe
Partner
Cravath, Swaine & Moore LLP
(law firm)

Director
Fiduciary Trust Company International

Thomas H. Kean
Chairman
The Robert Wood Johnson Foundation
(health and healthcare philanthropic foundation)

Former President
Drew University

Former Governor
State of New Jersey

Director
Aramark Corporation
Hess Corporation
Fiduciary Trust Company International
UnitedHealth Group Incorporated

Chutta Ratnathicam
Former Senior Vice President and CFO
CNF, Inc.

Former CEO
Emery Worldwide

Peter M. Sacerdote
Chairman
Whale Rock Capital Management, LLC
(capital management firm)

Director
Qualcomm Incorporated

Laura Stein
Senior Vice President—General Counsel
The Clorox Company

Anne M. Tatlock
Former Vice Chairman
Franklin Resources, Inc.

Director
Fiduciary Trust Company International
Fortune Brands, Inc.
Merck & Co., Inc.

Louis E. Woodworth
President
Alpine Corporation
(private investment firm)

Officers

Charles B. Johnson
Chairman of the Board

Rupert H. Johnson Jr.
Vice Chairman

Gregory E. Johnson
Chief Executive Officer
President

Vijay C. Advani
Executive Vice President—Global Advisor Services

Penelope S. Alexander
Vice President
Human Resources—U.S.

Jennifer J. Bolt
Executive Vice President—Operations and Technology

Rick Frisbie Jr.
Senior Vice President
Chief Administrative Officer

Holly E. Gibson
Vice President
Corporate Communications

Maria Gray
Secretary

Donna S. Ikeda
Vice President
Human Resources—International

Leslie M. Kratter
Senior Vice President
Assistant Secretary

Kenneth A. Lewis
Executive Vice President
Chief Financial Officer
Treasurer

John M. Lusk
Executive Vice President—Portfolio Operations

Robert C. Rosselot
Assistant Secretary

Murray L. Simpson
Executive Vice President

Craig S. Tyle
Executive Vice President
General Counsel

Lori A. Weber
Assistant Secretary

William Y. Yun
Executive Vice President—Institutional

Our Mission

Our mission is to be the premier global investment management organization. Guided by our core values and unique perspective, we achieve this mission by offering high quality investment solutions, providing outstanding service and attracting, motivating and retaining talented people.

Our core values reflect what is most important to us as a company.

Put Clients First. We strive to know and meet our clients' needs, and we fully accept our fiduciary responsibility to protect shareholders' interests.

Build Relationships. We work to establish enduring relationships with our clients and business partners. We value collaboration and cooperation in our workplaces.

Achieve Quality Results. We value professional excellence and expertise, and we work together to produce consistent, competitive results for our clients.

Work with Integrity. We speak and act in an honest manner. We believe in being accountable for the impact we have on others.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-09318

FRANKLIN RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-2670991**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
One Franklin Parkway, San Mateo, California	**94403**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (650) 312-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.10 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ YES ☐ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

☐ YES ☒ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

☐ YES ☒ NO

The aggregate market value of the voting common equity ("common stock") held by non-affiliates of the registrant, as of March 30, 2007 (the last business day of registrant's second quarter of fiscal year 2007), was approximately $17.9 billion based upon the last sale price reported for such date on the New York Stock Exchange. For purposes of this calculation, shares of common stock held or controlled by executive officers and directors of the registrant and by persons who hold more than 5% of the outstanding shares of common stock have been treated as shares held by affiliates. However, such treatment should not be construed as an admission that any such person is an "affiliate" of the registrant. The registrant has no non-voting common equity.

Number of shares of the registrant's common stock outstanding at October 31, 2007: 245,015,630.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement for its annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after September 30, 2007, are incorporated by reference into Part III of this report.

INDEX TO ANNUAL REPORT ON FORM 10-K

PART I

Forward-looking Statements. In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve a number of known and unknown risks, uncertainties and other important factors, including the risks and other factors discussed in Item 1A (Risk Factors), that could cause the actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. When used in this report, words or phrases generally written in the future tense and/or preceded by words such as "will", "may", "could", "expect", "believe", "anticipate", "intend", or other similar words are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Moreover, statements in Risk Factors, "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and elsewhere in this report that speculate about future events are "forward-looking statements". While forward-looking statements are our best prediction at the time that they are made, you should not rely on them. If a circumstance occurs after the date of this Annual Report on Form 10-K that causes any of our forward-looking statements to be inaccurate, we do not have an obligation, and we undertake no obligation, to announce publicly the change to our expectations, or to make any revision to our forward-looking statements, unless required by law.

Item 1. Business.

GENERAL

Franklin Resources, Inc. ("Franklin Resources, Inc." or the "Company") is an investment management company that is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and has elected to be a financial holding company under the Gramm-Leach-Bliley Act (the "GLB Act"). Through our wholly-owned direct and indirect subsidiaries, we provide investment management and fund administration services ("investment management services") to open-end and closed-end investment companies (including our own family of retail mutual funds), institutional accounts, high net-worth families, individuals and separate accounts in the United States ("U.S.") and internationally. Our "sponsored investment products" include a broad range of domestic (U.S.) and global/international equity, hybrid, fixed-income and money market mutual funds, as well as other investment products that are sold to the public under the Franklin, Templeton, Mutual Series, Bissett, Fiduciary Trust and Darby brand names. As of September 30, 2007, we had $645.9 billion in assets under our management with approximately 20.4 million billable shareholder accounts worldwide. In support of our primary business and operating segment, we provide investment management services and other related services, including shareholder services, transfer agency, underwriting, distribution, custodial, trustee and other fiduciary services (collectively "investment management and related services"). In our secondary business and operating segment, banking/finance, we provide clients with select retail banking, private banking and consumer lending services through our bank subsidiaries. The common stock of the Company is traded on the New York Stock Exchange ("NYSE") under the ticker symbol "BEN" and on the London Stock Exchange under the ticker symbol "FRK", and is included in the Standard & Poor's 500 Index. The "Franklin® Templeton® Investments" brand name refers to Franklin Resources, Inc. and its subsidiaries (collectively "Franklin Templeton Investments"). In this report, words such as "we", "us", "our" and similar terms refer to Franklin Resources, Inc. and its subsidiaries collectively.

COMPANY HISTORY AND ACQUISITIONS

Franklin Templeton Investments and its predecessors have been engaged in the investment management and related services business since 1947. Franklin Resources, Inc. was incorporated in Delaware in November 1969. We originated our mutual fund business with the Franklin family of funds, which is now known as the Franklin Funds. We expanded our business, in part, by acquiring companies engaged in the investment management and/or related services business.

In October 1992, we acquired substantially all of the assets and liabilities of the investment management and related services business of Templeton, Galbraith & Hansberger Ltd. This acquisition added the Templeton family of funds to our organization. The Templeton funds are known for their international and global investment strategies and value style of investing.

In November 1996, we acquired certain assets and liabilities of Heine Securities Corporation, which provided investment management services to various accounts and investment companies, including Mutual Series Fund Inc., now known as Franklin Mutual Series Fund Inc. ("Mutual Series"). Mutual Series is known for its value-oriented equity funds.

We expanded our business in Korea in July 2000 when we purchased all of the remaining outstanding shares of a Korean asset management company, Ssangyong Templeton Investment Trust Management Co., Ltd. (currently known as Franklin Templeton Investment Trust Management Co., Ltd.), in which we previously held a partial interest. The acquisition has made us one of the larger independent foreign money managers in that country.

We acquired all of the outstanding shares of Bissett & Associates Investment Management Ltd. ("Bissett") in October 2000. Bissett now operates as part of our Canadian subsidiary, Franklin Templeton Investments Corp. With the addition of Bissett, we added Bissett's family of mutual funds to our existing Canadian based funds (some of which we previously acquired as part of the Templeton family of funds) and expanded our investment management services throughout Canada to a broad range of clients, including institutional clients such as pension plans, municipalities, universities, charitable foundations and private clients.

In April 2001, we acquired Fiduciary Trust Company International, a bank organized under the New York State Banking Law ("Fiduciary Trust"). Following the acquisition, Fiduciary Trust became a wholly-owned subsidiary of Franklin Resources, Inc. Fiduciary Trust provides investment management and related services to institutional clients and high net-worth families and individuals. With the acquisition of Fiduciary Trust, we also added Fiduciary Trust's U.S. and non-U.S. mutual funds to our product line.

In July 2002, our subsidiary, Franklin Templeton Asset Management (India) Private Limited ("FTAMIPL"), acquired all of the outstanding shares of Pioneer ITI AMC Limited ("Pioneer"). Pioneer was an Indian asset management company that had approximately $800 million in assets under management as of the purchase date. In April 2007, we completed the purchase of the remaining 25% interest in each of FTAMIPL and Franklin Templeton Trustee Services Private Limited, each located in India, and each of which are now wholly-owned indirect subsidiaries of Franklin Resources, Inc. With these acquisitions, we continue our position as one of the largest private sector asset managers in India.

In October 2003, we acquired all of the remaining outstanding shares of Darby Overseas Investments, Ltd. and all of the remaining outstanding limited partnership interests of Darby Overseas Partners, L.P. (collectively, "Darby"). Darby, based in Washington, D.C., sponsors and manages funds for institutional investors and high net-worth individuals that invest primarily in emerging markets, private equity, and mezzanine finance transactions, including regional and specialized sector funds.

In July 2006, we completed the purchase of all of the remaining interests in a Brazilian asset management company, Bradesco Templeton Asset Management Ltda., in which we previously held a partial interest. Upon acquisition, the company was renamed Franklin Templeton Investimentos (Brasil) Ltda. and is licensed to manage investment products in Brazil.

LINES OF BUSINESS

I. Investment Management and Related Services

We derive substantially all of our revenues from providing investment management and related services to our retail mutual funds, and to institutional, high net-worth and separately-managed accounts and other investment products. Our revenues depend to a large extent on the amount of assets under management. Underwriting and distribution fees, also a large source of revenue, consist of sales charges and commissions derived from sales of our sponsored investment products and distribution fees. When used in this report, unless the context otherwise makes clear, the term "funds" means all of the Franklin, Templeton, Mutual Series, and Bissett mutual funds; similarly, unless the context otherwise makes clear, "sponsored investment products" means all of the funds together with closed-end investment companies, non-U.S.-based investment products, and other U.S. and international private, institutional, high net-worth and separate accounts.

A. Assets Under Management ("AUM")

Fees for providing investment management and fund administration services ("investment management fees"), a large source of our revenue, are generally based upon the monetary value of assets in the accounts that we advise. As of September 30, 2007, the types of assets under management by investment category held by investors on a worldwide basis were:

Type of Asset	Value in Billions	% Total of AUM
Equity		
Growth potential, income potential or various combinations thereof	$387.2	60.0%
Fixed-Income		
Both long-term and short-term	$133.8	20.7%
Hybrid		
Asset allocation, balanced, flexible and income-mixed funds	$117.2	18.1%
Money Market		
Short-term liquid assets	$ 7.7	1.2%

Broadly speaking, the change in the net assets of the sponsored investment products depends primarily upon two factors: (1) the increase or decrease in the market value of the securities held in the portfolio of investments; and (2) the level of sales (inflows) as compared to the level of redemptions (outflows). We are subject to the risk of asset volatility, resulting from changes in the domestic and global financial and equity markets. In addition, because we generally derive higher revenues and income from our equity assets, a shift in assets from equity to fixed-income or hybrid funds reduces total revenue and, thus, net income. Despite such a risk of volatility, we believe that we are more competitive as a result of the greater diversity of sponsored investment products available to our customers.

B. Types of Investment Management and Related Services

A majority of our revenues are derived from providing investment management and related services to our sponsored investment products. We advise, manage and implement the investment and administrative activities necessary to operate our U.S.-registered open-end and closed-end funds or series, separately-managed accounts and our many non-U.S.-based sponsored investment products.

1. Investment Management Services

We earn investment management fees by providing investment management services pursuant to agreements with each sponsored investment product, including each fund, or, if applicable, each person or legal entity acting on behalf of a sponsored investment product. This business is primarily conducted through our direct and indirect subsidiaries, including, among others, the following:

Fiduciary International, Inc., a registered investment adviser (an "Investment Adviser") under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), provides investment management services to certain of our sponsored investment products, including separate accounts for institutional clients;

Fiduciary Investment Management International, Inc., an Investment Adviser, provides investment management services to separate accounts for institutional and private clients;

Fiduciary Trust, a New York state-chartered bank, provides investment management, custody and related services to high net-worth individuals, families and institutions;

Fiduciary Trust Company of Canada ("FTCC"), a registered foreign equivalent of an investment adviser with many of the Canadian provincial and territorial securities commissions, provides investment management services to certain Canadian registered retail funds and to separate accounts for private clients primarily in Canada;

Fiduciary Trust International Limited, an Investment Adviser and a registered foreign equivalent investment adviser in the United Kingdom ("U.K."), provides investment management services to certain of our funds and separate accounts for institutional and private clients;

Franklin Advisers, Inc., an Investment Adviser, provides investment management services to certain of our funds, non-affiliated entities and institutional and separate accounts;

Franklin Advisory Services, LLC, an Investment Adviser, provides investment management services to certain of our funds and to certain non-affiliated entities;

Franklin Investment Advisory Services, LLC, an Investment Adviser, provides investment management services to fund clients;

Franklin Mutual Advisers, LLC, an Investment Adviser, provides investment management services to the Mutual Series funds and also to certain other funds;

Franklin Templeton Asset Management (India) Private Limited, an "Asset Management Company" approved by the Securities and Exchange Board of India, provides investment management services to certain of our funds and to institutional and private accounts in India and other jurisdictions;

Franklin Templeton Asset Management S.A., a registered foreign equivalent of an investment adviser in France, provides investment management services to the funds of funds it manages and separate accounts;

Franklin Templeton Institutional, LLC ("FTI"), an Investment Adviser, provides investment management services to institutional clients and certain of our sponsored investment products;

Franklin Templeton Investimentos (Brasil) Ltda., a registered foreign equivalent of an investment adviser in Brazil, provides investment management services to certain of our sponsored investment products and separate accounts in Brazil;

Franklin Templeton Investment Management Limited, an Investment Adviser and a registered foreign equivalent of an investment adviser in the U.K., provides investment management services to certain of our investment companies registered in the United States and in non-U.S. jurisdictions, including Europe;

Franklin Templeton Investment Trust Management Co., Ltd., a registered foreign equivalent of an investment adviser in Korea, provides investment management services to equity and fixed income products;

Franklin Templeton Investments (Asia) Limited, an Investment Adviser and a foreign equivalent of an investment adviser in Hong Kong, provides investment management services to certain of our sponsored investment products and to institutional and private accounts in Hong Kong and other jurisdictions;

Franklin Templeton Investments Australia Limited, a registered foreign equivalent of an investment adviser in Australia, provides investment management services to institutional and retail clients in Australia;

Franklin Templeton Investments Corp., a registered foreign equivalent of an investment adviser with many of the Canadian provincial and territorial securities commissions, a registered mutual fund dealer with the Ontario Securities Commission and Alberta Securities Commission and an Investment Adviser, provides investment management and related services to Canadian registered retail funds and investment management services to certain institutional and separate accounts;

Franklin Templeton Investments Japan Limited, an authorized manager in Japan which is a registered foreign equivalent of an investment adviser, provides investment management services to certain of our funds and separate accounts in Japan and manages and sub-advises Japan equity funds that are sold in other regions;

Franklin Templeton Portfolio Advisors, Inc., an Investment Adviser, provides investment management services to separate accounts and in connection with third-party broker/dealer separately-managed accounts or "wrap fee" programs;

Templeton Asset Management Ltd., an Investment Adviser and a registered foreign equivalent of an investment adviser in Singapore and Hong Kong, provides investment management services to certain of our funds and institutional and separate accounts in Singapore, Hong Kong and other jurisdictions;

Templeton Global Advisors Limited, an Investment Adviser and a registered foreign equivalent of an investment adviser in The Bahamas, provides investment management services to certain of our funds and institutional and separate accounts; and

Templeton Investment Counsel, LLC, an Investment Adviser, provides investment management services to certain of our funds and to institutional and private accounts.

Our subsidiaries conducting investment management services perform investment research for our sponsored investment products and determine which securities the sponsored investment products will purchase, hold or sell under the supervision and oversight of the funds' boards of directors or trustees. In addition, these subsidiaries take all steps necessary to implement such decisions, including selecting brokers and dealers and executing and settling trades in accordance with detailed criteria set forth in the management agreement for each fund, internal policies, and applicable law and practice.

Generally, the funds themselves have no paid employees. Through our subsidiaries, we provide and pay the salaries of personnel who serve as officers of our U.S.-registered open-end and closed-end funds, including the administrative personnel necessary to conduct such funds' day-to-day business operations. Our subsidiaries either provide or arrange for the provision of: office space, telephone, office equipment and supplies; trading desk facilities (unless these facilities are provided by another subsidiary); authorization of expenditures and approval of bills for payment; preparation of annual and semi-annual reports to fund shareholders, notices of dividends, capital gains distributions and tax credits, and other regulatory reports; the daily pricing of fund investment portfolios, including collecting quotations from pricing services; accounting services, including preparing and supervising publication of daily net asset value quotations, periodic earnings reports and other financial data; services to ensure compliance with securities regulations, including recordkeeping requirements; preparation and filing of tax reports; the maintenance of accounting systems and controls; and other administrative services. In some cases our subsidiaries are compensated, based on a percentage of assets under management, under separate administration agreements with the funds. In other cases, our subsidiaries are compensated by our investment management subsidiary from the fees received from our funds and clients. The funds generally pay their own expenses, such as external legal, custody and independent audit fees, regulatory registration fees, and other related expenses. The funds also share in board and shareholder meeting and reporting costs.

Our investment management services include fundamental investment research and valuation analyses, including original economic, political, industry and company research (including the utilization of such sources as company public records and activities, management interviews, company prepared information, and other publicly available information, as well as company visits and inspections), and analyses of suppliers, customers and competitors. In addition, research services provided by brokerage firms are used to support our findings.

Investment management services are provided pursuant to agreements in effect with each of our U.S.-registered open-end and closed-end funds. Agreements are in effect with foreign-registered funds and separate and institutional accounts. In general, the investment management agreements for our U.S.-registered open-end and closed-end funds must be renewed each year (after an initial two-year term), and must be specifically approved at least annually by a vote of each fund's board of directors or trustees as a whole and separately by the directors/trustees that are not interested persons of such fund under the Investment Company Act of 1940, as amended (the " '40 Act"), or by a vote of the holders of a majority of such fund's outstanding voting securities. Foreign-registered funds and separate and institutional accounts have various termination rights, and review and renewal provisions.

Under the majority of investment management agreements, the U.S.-registered open-end and closed-end funds pay us a monthly fee in arrears based upon a fund's average daily net assets. Annual fee rates under the various global investment management agreements generally range from 0.15% to a maximum of 2.50% and are often reduced as net assets exceed various threshold levels.

We use a "master/feeder" fund structure in certain situations. This structure allows an investment adviser to manage a single portfolio of securities at the "master fund" level and have multiple "feeder funds" that invest all of their respective assets into the master fund. Individual and institutional shareholders invest in the "feeder funds" which can offer a variety of service and distribution options. A management fee typically is charged at the master fund level and administrative and shareholder servicing fees are charged at the feeder fund level, although with certain funds, all fees may be charged at the feeder fund level only.

Each U.S. investment management agreement between certain of our subsidiaries and each fund automatically terminates in the event of its "assignment", as defined in the '40 Act. In addition, either party may terminate the agreement without penalty after written notice ranging from 30 to 60 days. If agreements

representing a significant portion of our assets under management were terminated, it would have a material adverse impact on us. To date, none of our agreements with any of our retail funds has been involuntarily terminated.

Our investment management agreements permit us to provide investment management services to more than one fund so long as our ability to render services to each of the funds is not impaired, and so long as purchases and sales of portfolio securities for various advised funds are made on an equitable basis.

Our management personnel and the fund directors or trustees regularly review the investment management services fee structures in light of fund performance, the level and range of services provided, industry conditions and other relevant factors. Investment management services fees are generally waived or voluntarily reduced when a new fund is established and then increased to contractual levels within an established timeline or as net asset values reach certain levels.

2. Underwriting and Distribution

A significant portion of our revenues under the investment management and related services operating segment are generated from providing underwriting and distribution services. Franklin/Templeton Distributors, Inc. ("FTDI"), a wholly-owned subsidiary of the Company, acts as the principal underwriter and distributor of shares of most of our U.S.-registered open-end funds. Certain of our non-U.S. subsidiaries provide underwriting and distribution services to our non-U.S.-registered funds distributed outside the United States. We earn underwriting and distribution fees primarily by distributing the funds pursuant to distribution agreements between FTDI and the funds. Under each distribution agreement, we offer and sell the fund's shares on a continuous basis and pay certain costs associated with underwriting and distributing the fund's shares, including the costs of developing and producing sales literature and printing prospectuses, which may be then either partially or fully reimbursed by the funds.

Most of our U.S. and non-U.S.-registered retail funds are distributed with a multi-class share structure. We adopted this share structure to provide investors with greater sales charge alternatives for their investments. Class A shares represent a traditional fee structure whereby, in most cases, the investor pays a commission at the time of purchase unless minimum investment criteria are met. Class B shares, which are available in some of our non-U.S. funds, have no front-end sales charges, but instead have a declining schedule of sales charges (called contingent deferred sales charges) if the investor redeems within a number of years from the original purchase date. The U.S. funds that had offered Class B shares have ceased offering these shares to both new investors and existing shareholders. Existing Class B shareholders may continue to exchange shares into Class B shares of different funds. Existing Class B shareholders may also continue to reinvest dividends on Class B shares in additional Class B shares. Class C shares have no front-end sales charges, but do have a back-end sales charge for redemptions within 12 months from the date of purchase. Class R shares are available for purchase by certain retirement, college savings and health savings plan accounts in the United States only. Outside of the United States, we offer additional share classes to respond to local needs.

In the United States, we offer Advisor Class shares in many of our funds, and we offer Class Z shares in the Mutual Series funds, both of which have no sales charges. Franklin Global Trust offers eight series of funds, seven of which are sold with no sales charge primarily to high net-worth or institutional investors. Advisor and Class Z shares are offered to institutions and high net-worth clients (both affiliated and unaffiliated) who have assets held in accounts managed by a subsidiary of the Company and are also available to our full-time employees, current and former officers, trustees and directors. In the United States, we also sell money market funds to investors without a sales charge. Under the terms and conditions described in the prospectuses or the statements of additional information for some funds, certain investors

can purchase shares at net asset value or at reduced sales charges. Outside the United States, we offer share classes similar to the Advisor Class shares to certain types of investors, although depending upon the fund and the country(ies) in which the fund is domiciled, the equivalent share class may be offered on a more restrictive or less restrictive basis than the similar U.S. Advisor Class shares.

Some of our insurance product funds offered for sale in the United States offer a three-class share structure, Class 1, Class 2 and Class 3 shares, which are offered at net asset value without a sales charge directly to insurance company separate accounts.

Internationally, we offer types of share classes based on the local needs of the investors in a particular market. In the majority of cases, investors in any class of shares may exchange their shares for a like class of shares in another fund, subject to certain fees that may apply.

The following table summarizes the sales charges and distribution and service fee structure that generally apply to various share classes of our U.S.-registered retail funds; however, there are exceptions to this schedule for some funds.

Sales Charges and Distribution and Service Fees that Generally Apply to U.S.-Registered Retail Funds

U.S. Retail Funds	Class A Shares	Class B Shares (c)	Class C Shares (d)	Class R Shares
Maximum Sales Charge at Time of Investment				
Equity	5.75%(a)	0.0%	0.0%	0.0%
Fixed-income	4.25%(a)	0.0%	0.0%	0.0%
Contingent Deferred Sales Charge	None.(b)	4% maximum declining to zero after 6 years of each investment.	1% if shareholder sells shares within 12 months of investment.	None.
Maximum Yearly Rule 12b-1 Plan Fees				
Equity	0.35%	1.00%	1.00%	0.50%
Fixed-income				
Taxable	0.25%	0.65%	0.65%	0.50%
Tax-free	0.10%	0.65%	0.65%	0.0%
Types of Investors That May Purchase This Share Class	Any.	See Note(c) below.	Any.	See Note (f) below.

U.S. Retail Funds	Advisor Class Shares	Class Z Shares (e)
Sales Charge at Time of Investment Equity Fixed-income	None.	None.
Contingent Deferred Sales Charge	None.	None.
Yearly Rule 12b-1 Plan Fees	None.	None.
Types of Investors That May Generally Purchase This Share Class	Full-time employees, current and former officers, trustees and directors of Franklin Templeton Investments; institutional and high net-worth clients who have assets held in accounts managed by a subsidiary of the Company.	Full-time employees, current and former officers, trustees and directors of Franklin Templeton Investments; institutional and high net-worth clients who have assets held in accounts managed by a subsidiary of the Company.

(a) Reductions in the maximum sales charges may be available depending upon the amount invested and the type of investor. In some cases noted in each fund's prospectus or statement of additional information, certain investors may invest in Class A shares at net asset value (with no load). In connection with certain of these no-load purchases, FTDI may make a payment out of its own resources to a broker/dealer involved with that sale.
(b) For net asset value purchases over $1 million, a contingent deferred sales charge of 1.00% may apply to shares redeemed within 18 months.
(c) Class B shares convert to Class A shares after eight years of ownership. In the United States, the U.S. funds that had offered Class B shares have ceased offering these shares to new investors and existing shareholders. Existing Class B shareholders may continue to exchange shares into Class B shares of different funds. Existing Class B shareholders may also continue to reinvest dividends on Class B shares in additional Class B shares.
(d) FTDI pays a 1.00% broker/dealer commission to broker/dealers of record of Class C shares at the time of purchase. This includes prepaid commission and an advance of the first year's Rule 12b-1 (as defined below) service fee.
(e) When the Company entered into investment management contracts for the Mutual Series funds, the outstanding shares of Mutual Series funds were reclassified as Class Z shares on October 31, 1996. Current shareholders who held shares of any Mutual Series funds on October 31, 1996 may continue to purchase Class Z shares of any Mutual Series fund. Class Z shareholders may exchange into Class A shares of other funds, which are subject to Rule12b-1 fees, at net asset value. FTDI may make a payment out of its own resources to a broker/dealer involved in selling Class Z shares.
(f) The types of investors that may purchase Class R shares include employer sponsored retirement plans, any trust or plan established as part of a qualified tuition program under Section 529 of the Internal Revenue Code of 1986, as amended, and Health Reimbursement Accounts and Health Savings Accounts, either as a direct investment or as a separate or managed account.

Our non-U.S.-registered funds, including Corporate Class shares offered in Canada, have various sales charges and fee structures that are not discussed in this report.

The distribution agreements with the U.S.-registered funds generally provide for FTDI to pay commission expenses for sales of fund shares to broker/dealers. These broker/dealers receive various sales commissions and other fees from FTDI, including fees from the investors in the funds and the funds themselves, for services in matching investors with funds whose investment objectives match such investors' goals and risk profiles. Broker/dealers may also receive fees for their assistance in explaining the operations of the funds, in servicing the investor's account, reporting and various other distribution services. Fund shares are sold primarily through a large network of independent intermediaries, including broker/dealers, banks and other similar financial advisers. We are heavily dependent upon these distribution channels and business relationships. FTDI may make payments to certain broker/dealers who provide marketing support services, which may include business planning assistance, advertising, educating broker/dealer personnel about the funds and shareholder financial planning needs, placement on the broker/dealer's list of offered funds, and access to sales meetings, sales representatives and management representatives of the broker/dealer. There is increasing competition for access to these channels, which has caused our distribution costs to rise and could cause further increases in the future as competition continues and service expectations increase. As of September 30, 2007, over 2,400 local, regional and national securities brokerage firms offered shares of our U.S.-registered funds for sale to the U.S. investing public. In the United States, we have approximately 100 general wholesalers who interface with the broker/dealer community.

Most of the U.S.-registered funds, with the exception of certain of our money market funds, have adopted distribution plans (the "Plans") under Rule 12b-1 promulgated under the '40 Act ("Rule 12b-1"). The Plans are established for an initial term of one year and, thereafter, must be approved annually by each fund's board of directors or trustees and by a majority of its directors or trustees who are not interested persons of the fund under the '40 Act (the "disinterested fund directors/trustees"). All of these Plans are subject to termination at any time by a majority vote of the disinterested fund directors/trustees or by the particular fund shareholders. Fees from the Plans are paid primarily to third-party broker/dealers who provide services to the shareholder accounts and engage in distribution activities. The Plans permit the funds to bear certain expenses relating to the distribution of their shares, such as expenses for marketing,

advertising, printing and sales promotion. FTDI may also receive reimbursement from the funds for various expenses that FTDI incurs in distributing the funds, such as marketing, advertising, printing and sales promotion, subject to the Plans' limitations on amounts. Each fund has a percentage limit for these types of expenses based on average daily net assets under management.

Similar arrangements exist with the distribution of our international funds and where, generally, the distributor of the funds in the local market arranges for and pays commissions.

Class C shares are generally more costly to us in the year of sale, but they allow us to be competitive by increasing our presence in various distribution channels. Historically, Class B and certain of our Class C deferred commission assets ("DCA") arising from our U.S., Canadian and European operations were financed through transfers to or other arrangements with a company in which we hold a 49% ownership interest. The holder of the 51% ownership interest in this company is a subsidiary of an international banking institution that is not affiliated with the Company. Repayments under these financing arrangements are limited to the asset-based distribution fees paid by the funds pursuant to the distribution agreements the funds have with their distributors and to the contingent deferred sales charges collected in connection with early redemptions. The U.S. funds that had offered Class B shares have ceased offering these shares to new investors and existing shareholders. As of December 2005, our DCA have been financed generally by an independent third party.

The sales commissions and payments below, payable to qualifying broker/dealers and other intermediaries, generally apply to our U.S.-registered retail funds; however, there are exceptions to this schedule for some funds. Complete information can be found in each fund's prospectus or statement of additional information.

Sales Commissions and Other Payments Paid to Qualifying Broker/Dealers and Other Intermediaries that Generally Apply to U.S.-Registered Retail Funds

U.S. Retail Funds	Class A Shares	Class C Shares	Class R Shares
Maximum Broker/Dealer Commission at Time of Investment			
Equity	5.00%	1.00%	0.0%
Fixed-income	4.00%	1.00%	0.0%
Maximum Yearly Rule 12b-1 Plan Fees			
Equity	0.25%(a)	1.00%(b)	0.50%
Fixed-income			
Taxable	0.25%(a)	0.65%(c)	0.50%
Tax-free	0.10%	0.65%(c)	0.0%

(a) The fees referenced above generally apply; however, there are certain individual funds that may apply a different fee structure, such as certain hybrid or taxable fixed-income funds whose Rule 12b-1 fees are 0.15%.

(b) Rule 12b-1 service fees of 0.25% are paid in advance for the first year and are included within the 1.00% commission payment. FTDI retains the asset-based charge of 0.75% during the first year. Qualifying dealers will earn the full Rule 12b-1 fee (service fee and asset-based charge) beginning in the 13th month.

(c) Rule 12b-1 service fees of 0.15% are paid in advance for the first year and are included within the 1.00% commission payment. FTDI retains the asset-based charge of 0.50% during the first year. Qualifying dealers will earn the full Rule 12b-1 fee (service fee and asset-based charge) beginning in the 13th month.

Two of the three share classes of our insurance product funds also have adopted a distribution plan under Rule 12b-1. Class 2 and Class 3 shares allow the fund to pay FTDI, the fund's underwriter, the insurance company or others for distribution, including servicing; Class 3 shares, which are offered by three of the insurance funds, may also assess a 1.00% redemption fee when contract owners redeem units of interest from

an insurance company sub-account held for less than 60 days. The Rule 12b-1 distribution fees are generally assessed quarterly at the current annual rate of 0.25% of the average daily net assets of the class.

Our non-U.S. subsidiaries that provide underwriting and distribution services for our non-U.S.-registered funds pay various sales commissions and other payments to qualifying broker/dealers and other intermediaries that are not discussed in this report.

FTDI and/or its affiliates may make the following additional payments out of FTDI's or its affiliates' own assets to broker/dealers that sell shares of our funds:

Marketing support payments. FTDI may make payments to certain broker/dealers who are holders or dealers of record for accounts in one or more of our funds. A broker/dealer's marketing support services may include business planning assistance, advertising, educating broker/dealer personnel about the funds and shareholder financial planning needs, placement on the broker/dealer's list of offered funds, and access to sales meetings, sales representatives and management representatives of the broker/dealer. FTDI compensates broker/dealers differently depending upon, among other factors, sales and asset levels, redemption rates and the level and/or type of marketing and educational activities provided by the broker/dealer. Such compensation may include financial assistance to broker/dealers that enable FTDI to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other broker/dealer-sponsored events. These payments may vary depending upon the nature of the event. FTDI periodically reviews its marketing support arrangements to determine whether to continue such payments. In the case of any one broker/dealer, marketing support payments will not exceed the sum of 0.10% of that broker/ dealer's current year's total sales of our funds and 0.05% (or 0.03%) of the total assets of equity (or fixed income) funds attributable to that broker/dealer, on an annual basis. The statement of additional information for each retail fund provides a list of broker/dealers that receive such marketing support payments. Marketing support payments made to organizations located outside the United States, with respect to investments in a fund by non-U.S. persons, may exceed the above-stated limitations.

Transaction support payments. FTDI may pay ticket charges of up to $20 per purchase or exchange order placed by a broker/dealer or one-time payments for ancillary services, such as setting up funds on a broker/dealer's fund trading system.

Other payments. From time to time, FTDI, at its expense, may make additional payments to broker/dealers that sell or arrange for the sale of shares of the funds. FTDI routinely sponsors due diligence meetings for registered representatives during which they receive updates on various funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in our funds, however, are more likely to be considered. To the extent permitted by their firm's policies and procedures, registered representatives' expenses in attending these meetings may be covered by FTDI.

Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. (the "NASD"). FTDI makes payments for events it deems appropriate, subject to FTDI's guidelines and applicable law.

3. Shareholder and Transfer Agency Services

One of our subsidiaries, Franklin Templeton Investor Services, LLC ("FTIS"), provides shareholder record keeping services and acts as transfer agent and dividend-paying agent for the U.S.-registered

open-end funds. FTIS is registered with the SEC as a transfer agent under the Securities Exchange Act of 1934, as amended. Generally, FTIS is compensated under an agreement with each fund on the basis of an annual per account fee that varies with the fund and the type of services being provided. FTIS also is reimbursed for out-of-pocket expenses. In some instances, certain funds compensate FTIS based on assets under management. Other subsidiaries provide the same services to the funds offered for sale in Canada, Europe, Asia and other non-U.S. regions under similar fee arrangements.

FTIS may also pay servicing fees, which are reimbursed by the funds, in varying amounts to certain financial institutions (primarily to help offset costs associated with client account maintenance support, statement preparation and transaction processing) that: (i) maintain omnibus accounts with the fund in the institution's name on behalf of numerous beneficial owners of fund shares; or (ii) provide support for fund shareholder accounts by sharing account data with FTIS through the National Securities Clearing Corporation ("NSCC") networking system. FTIS will also receive a fee from the funds for services provided in support of beneficial owners and NSCC networking system accounts.

C. High Net-Worth Investment Management and Related Services

Through Fiduciary Trust (including its trust company and investment adviser subsidiaries), we provide investment management services to, among others, high net-worth individuals and families. Similarly, through our Canadian high net-worth business unit, FTCC, we provide investment management services and offer sponsored investment products to high net-worth individuals and families. Our high net-worth client business seeks to maintain relationships that span generations and help families plan the most appropriate method of intergenerational wealth transfer.

Individual client assets are typically held in accounts separately managed by individual portfolio managers. These portfolio managers determine asset allocation and stock selection for client accounts, taking into consideration each client's specific long-term objectives while utilizing our macroeconomic and individual stock research.

Fiduciary Trust services that focus on managing family wealth from generation to generation include wealth management, estate planning, private banking, tax and custody services. We offer clients personalized attention and estate planning expertise in an integrated package of services known as Family Resource Management® ("FRM"). Services under FRM provide clients with an integrated strategy to optimize wealth accumulation and maximize after-tax wealth transfer to the next generation. Evaluation of third-party investment management products or services is performed by the Strategic Advisory Group, an investment advisory group within Fiduciary Trust.

D. Institutional Management

We provide a broad array of investment management services to institutional clients, focusing on foundations, endowment funds and government and corporate pension funds. Our subsidiaries offer a wide range of both domestic and international equity, fixed-income and specialty strategies through a variety of investment vehicles, including separate and commingled accounts and open-end and closed-end domestic and offshore funds.

We operate our institutional business under the trade name "Franklin Templeton Institutional". Through various legal entities, including FTI, we distribute and market globally the different investment management capabilities of our various investment management subsidiaries under the Franklin, Templeton, Mutual Series, Bissett and Darby brand names. We primarily attract new institutional business through our strong relationships with pension and management consultants and through additional mandates from our existing client relationships.

Our retirement business is conducted through divisions of FTDI that work closely with sponsors of defined contribution plans, including 401(k) plans, bundled defined contribution plans, variable annuity products and individual retirement accounts ("IRAs"). This business unit allows us to focus on expanding sales of our asset management capabilities to the U.S. retirement industry by offering a number of investment options, including sub-advised portfolios, funds, education savings plans and variable insurance trusts.

Through our various subsidiaries, we also market and distribute our sponsored investment products to separately-managed accounts. Our subsidiaries, Franklin Templeton Financial Services Corp. and Templeton/Franklin Investment Services, Inc., also serve as direct marketing broker/dealers for institutional investors for certain of our institutional mutual funds and private equity funds.

E. Trust and Custody

Through various trust company subsidiaries, including Fiduciary Trust, we offer a wide range of investment management and related services, including trust services, custody and administration, estate planning, tax planning, and private banking, to high net-worth individuals, families, foundations and institutional clients in the United States and abroad. In addition, we also offer our clients a series of other services, including foreign exchange, performance measurement, securities lending and brokerage services. We provide planned giving administration and related custody services for non-profit organizations, including pooled income funds, charitable remainder trusts, charitable lead trusts and gift annuities, for which we may or may not act as trustee.

Our other subsidiaries involved in the trust business, either as trust companies or companies investing in trust companies, include: Fiduciary Investment Corporation, which is incorporated under the New York State Banking Law and serves as an indirect holding company for several of our trust company subsidiaries; FTCC, a trust company incorporated under the Trust and Loan Companies Act in Canada; Fiduciary Trust International of the South, a Florida state-chartered limited purpose trust company; Fiduciary Trust International of California, a California state-chartered limited purpose trust company; Fiduciary Trust International of Delaware, a Delaware state-chartered limited purpose trust company; FTCI (Cayman) Ltd., an offshore trust company holding an unrestricted trust license in the Cayman Islands; and Franklin Templeton Bank & Trust, F.S.B. ("FTB&T"), a chartered federal savings bank. All of the trust companies referenced above have full trust powers. FTB&T, among other functions, exercises full trust powers and serves primarily as custodian of IRAs and business retirement plans.

F. Private Equity Investment Management

Darby is primarily engaged in sponsoring and managing funds that invest in private equity and mezzanine finance transactions in emerging markets in Asia, Latin America and Central/Eastern Europe. Darby offers these investment funds through private placements to institutional and high net-worth individual investors.

G. Summary of Our Sponsored Investment Products

Our sponsored investment products are offered to retail, institutional, high net-worth and separate account clients, which include individual investors, qualified groups, trustees, tax-deferred (such as IRAs in the United States and retirement saving plans, or RSPs, in Canada) or money purchase plans, employee benefit and profit sharing plans, trust companies, bank trust departments and institutional investors. Clients in our sponsored investment products were located in approximately 170 countries at September 30, 2007.

1. Investment Objectives

The sponsored investment products that we offer accommodate a variety of investment goals, spanning the spectrum of our clients' risk tolerance – from capital appreciation (with our more growth-oriented products) to capital preservation (with our fixed-income offerings). In seeking to achieve such objectives, each portfolio emphasizes different strategies and invests in different types of securities.

Our equity investment products include some that are considered value-oriented, others that are considered growth-oriented, and some that use a combination of growth and value characteristics, generally identified as blend or core products. Value investing focuses on identifying companies that our research analysts and portfolio managers believe are undervalued based on a number of different factors, usually put in the context of historical ratios such as price-to-earnings or price-to-book value; however, we also consider the future earnings potential of each individual company on a multi-year basis. Our growth portfolios maintain a philosophy of identifying future drivers of growth that are not reflected in a company's current stock price, as determined by our research analysts and portfolio managers. Paramount to all of our different equity products is the incorporation of independent, fundamental research through our own in-house investment professionals. Our approach, across the variety of equity products we manage, emphasizes bottom-up stock selection within a disciplined portfolio construction process, and is complemented by our ongoing assessment of risk at both the security and portfolio levels.

Portfolios seeking income generally focus on one or more of the following securities: taxable and tax-exempt money market instruments; tax-exempt municipal bonds; global fixed-income securities; and fixed-income debt securities of corporations, of the U.S. government and its sponsored agencies and instrumentalities, such as the Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, or of the various states in the United States. Still others focus on investments in particular countries and regions.

2. Types of Sponsored Investment Products

As of September 30, 2007 we had $645.9 billion in assets under management. Our U.S.-registered open-end funds (excluding our insurance products trust) accounted for $334.0 billion of our assets under management. As of September 30, 2007, the net assets under management of our five largest funds were Franklin Income Fund ($62.3 billion), Templeton Growth Fund ($39.4 billion), Mutual Shares Fund ($25.9 billion), Mutual Discovery Fund ($17.1 billion) and Templeton Foreign Fund ($15.2 billion). These five funds represented, in the aggregate, approximately 25% of all sponsored investment product assets under management.

Franklin Templeton Variable Insurance Products Trust, our insurance products trust, offers 23 funds to U.S. investors, with assets of $37.0 billion as of September 30, 2007. Our insurance products funds are available as investment options through variable insurance contracts and are also sold to certain funds of funds. Most of the insurance products funds have been fashioned after some of our more popular U.S. retail funds offered to the general public and are managed, in most cases, by the same investment advisors.

We also provide investment management and related services to a number of closed-end investment companies whose shares are traded on various major U.S. stock exchanges. Our U.S. closed-end funds accounted for $5.6 billion of our assets under management. On a company-wide basis, institutional, separate, high net-worth and other accounts accounted for $150.0 billion of assets under management.

In addition, $119.3 billion of our assets under management were held in open-end and closed-end funds and other accounts that are sold outside of the United States, and whose investment objectives vary, but are primarily international and global equity-oriented. We provide investment management, marketing

and distribution services to SICAV (Société d'Investissement à Capital Variable) funds, contract-type funds and umbrella unit trusts organized in Luxembourg and Ireland, respectively, which are distributed in non-U.S. market places, as well as to locally organized funds in various countries outside the United States. In some countries, we offer products for the particular local market. For example, Franklin Templeton Asset Management (India) Private Limited, one of our subsidiaries in India, manages various local open-ended and closed-ended funds offered to investors in India, with assets under management of $7.7 billion as of September 30, 2007.

Our sponsored investment products include portfolios managed for some of the world's largest corporations, endowments, charitable foundations, pension funds, wealthy individuals and other institutions. We use various investment techniques to focus on specific client objectives for these specialized portfolios.

The following table shows the various types of our U.S.-registered open-end funds and dedicated insurance product funds as of September 30, 2007, and is categorized using the investment classifications set forth below:

U.S.-REGISTERED OPEN-END FUNDS

CATEGORY (and approximate amount of assets under management, as of September 30, 2007) In Billions	INVESTMENT CLASSIFICATION	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
I. EQUITY FUNDS ($214.0)			
A. *Capital Appreciation Funds* ($31.6)	Seek capital appreciation; dividends are not a primary consideration.		
1. Aggressive Growth Funds	Invest primarily in common stocks of small, growth companies.	5	1
2. Growth Funds	Invest primarily in common stocks of well-established companies.	11	2
3. Sector Funds	Invest primarily in companies in related fields.	8	2
B. *World Equity Funds* ($121.9)	Invest primarily in stocks of non-U.S. companies.		
1. Emerging Market Funds	Invest primarily in companies based in developing regions of the world.	3	1
2. Global Equity Funds	Invest primarily in equity securities traded worldwide, including those of U.S. companies.	11	2
3. International Equity Funds	Invest primarily in equity securities of companies located outside the United States.	4	1
4. Regional Equity Funds	Invest in companies based in a specific part of the world.	3	0
C. *Total Return Funds* ($60.5)	Seek a combination of current income and capital appreciation.		

CATEGORY (and approximate amount of assets under management, as of September 30, 2007) In Billions	INVESTMENT CLASSIFICATION	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
1. Growth and Income Funds	Invest primarily in common stocks of established companies with the potential for growth and a consistent record of dividend payments.	9	5
2. Income Equity Funds	Invest primarily in equity securities of companies with good dividend-paying records.	1	0
II. HYBRID FUNDS ($71.1)	Invest in a mix of equities, fixed-income securities, and derivative instruments.		
A. Asset Allocation Funds ($0.2)	Invest in various asset classes including, but not limited to, equities, fixed-income securities, and money market instruments.	17	2
B. Income-Mixed Funds ($70.9)	Invest in a variety of income-producing securities, including equities and fixed-income instruments.	6	1
C. Balanced ($0.04)	Invest in a specific mix of equity securities and bonds with the three-part objective of conserving principal, providing income, and achieving long-term growth of both principal and income.	1	0
III. TAXABLE BOND FUNDS ($25.3)			
A. High Yield Funds ($3.0)	Invest two-thirds or more of their portfolios in lower-rated U.S. corporate bonds (Baa or lower by Moody's and BBB or lower by Standard & Poor's rating services).	2	1
B. World Bond Funds ($8.6)	Invest in debt securities offered by non-U.S. companies and governments.		
1. Global Bond Funds: General	Invest in debt securities worldwide with no stated average maturity or an average maturity of five years or more.	1	2
2. Global Bond Funds: Short-Term	Invest in debt securities worldwide with an average maturity of one to five years.	1	0
3. Other World Bond Funds	Invest in international bond and emerging market debt securities, such as non-U.S. government and corporate debt instruments.	1	0

CATEGORY (and approximate amount of assets under management, as of September 30, 2007) In Billions	INVESTMENT CLASSIFICATION	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
C. Government Bond Funds ($7.8)	Invest in U.S. government bonds of varying maturities.		
1. Government Bond Funds: Intermediate Term	Invest two-thirds or more of their portfolios in U.S. government securities with an average maturity of five to ten years.	0	1
2. Government Bond Funds: Short-Term	Invest two-thirds or more of their portfolios in U.S. government securities with an average maturity of one to five years.	1	0
3. Mortgage-Backed Funds	Invest two-thirds or more of their portfolios in pooled mortgage-backed securities.	3	0
D. Strategic Income Funds ($3.9)	Invest in a combination of U.S. fixed-income securities.	4	1
E. Corporate Bond Funds ($2.0)	Seek current income by investing in high-quality debt securities issued by U.S. corporations.		
1. Corporate Bond Funds: Short-Term	Invest two-thirds or more of their portfolios in U.S. corporate bonds with an average maturity of one to five years.	1	0
IV. TAX-FREE BOND FUNDS ($55.5)			
A. State Municipal Bond Funds ($38.9)	Invest primarily in municipal bonds issued by a particular state.		
1. State Municipal Bond Funds: General	Invest primarily in single-state municipal bonds with an average maturity of greater than five years or no specific stated maturity. The income from these funds is largely exempt from federal as well as state income tax for residents of the state.	29	0
2. State Municipal Bond Funds: Short-Term	Invest primarily in single-state municipal bonds with an average maturity of one to five years. The income from these funds is largely exempt from federal as well as state income tax for residents of the state.	2	0
B. National Municipal Bond Funds ($16.6)	Invest primarily in bonds of various municipal issuers in the United States.		

CATEGORY (and approximate amount of assets under management, as of September 30, 2007) In Billions	INVESTMENT CLASSIFICATION	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
1. National Municipal Bond Funds: General	Invest primarily in municipal bonds with an average maturity of more than five years or no specific stated maturity.	4	0
2. National Municipal Bond Funds: Short-Term	Invest primarily in municipal bonds with an average maturity of one to five years.	1	0
V. MONEY MARKET FUNDS ($5.1)			
A. Taxable Money Market Funds ($4.2)	Invest in short-term, high-grade money market securities with average maturities of 90 days of less.		
1. Taxable Money Market Funds: Non-Government	Invest primarily in a variety of money market instruments, including certificates of deposit from larger banks, commercial paper, and bankers' acceptances.	6	1
B. Tax-Exempt Money Market Funds ($0.9)	Invest in short-term municipal securities and must have average maturities of 90 days or less.		
1. National Tax-Exempt Money Market Funds	Invest in short-term securities of various U.S. municipal issuers.	1	0
2. State Tax-Exempt Money Market Funds	Invest primarily in short-term securities of municipal issuers in a single state to achieve tax-free income for residents of the state.	2	0

The following table sets forth the types of our non-U.S. open-end funds as of September 30, 2007 categorized by investment classification and sales region.

NON-U.S. OPEN-END FUNDS (a)

CATEGORY (and approximate amount of assets under management, as of September 30, 2007) In Billions	INVESTMENT CLASSIFICATION	NO. OF MUTUAL FUNDS BY SALES REGION	
I. EQUITY FUNDS ($76.8)			
A. Global/International Equity Funds ($73.7)	Invest in securities of companies traded world-wide, including U.S. and non-U.S. companies.	Asia-Pacific:	45
		Canada:	20
		Europe:	41
		Latin America:	2
B. Domestic (U.S.) Equity Funds ($3.1)	Invest in equity securities of U.S. companies.	Asia-Pacific:	1
		Canada:	5
		Europe:	11

CATEGORY (and approximate amount of assets under management, as of September 30, 2007) In Billions	INVESTMENT CLASSIFICATION	NO. OF MUTUAL FUNDS BY SALES REGION	
II. FIXED-INCOME FUNDS ($28.8)			
A. Global/International Fixed-Income Funds ($21.6)	Invest world-wide in debt securities offered by non-U.S. companies and governments. These funds may also invest assets in debt securities offered by companies located in the United States.	Asia-Pacific:	35
		Canada:	7
		Europe:	19
B. Domestic (U.S.) Fixed-Income Funds ($7.2)	Invest in debt securities offered by U.S. companies and the U.S. government and/or municipalities located in the United States.	Asia-Pacific:	2
		Canada:	2
		Europe:	4
III. HYBRID FUNDS ($4.3)	Invest in a mix of global equity, fixed-income securities and derivative instruments.	Asia-Pacific:	19
		Canada:	6
		Europe:	11
IV. TAXABLE MONEY FUNDS ($2.5)	Invest in securities issued or guaranteed by U.S. or non-U.S. governments or agencies.	Asia-Pacific:	4
		Canada:	4
		Europe:	2

(a) Does not include the Franklin Templeton Global Fund, the Fiduciary Emerging Markets Bond Fund plc, and fund-of-funds. For purposes of this table, we consider the sales region to be where a fund is based and primarily sold and not necessarily the region where a particular fund is invested. Many funds are also distributed across different sales regions (e.g., SICAV funds are based, primarily sold in, and, therefore, considered to be within the Europe sales region, although also distributed in the Asia-Pacific and Latin America sales regions), but are only designated a single sales region in the table.

3. Fund Introductions, Mergers and Liquidations

In an effort to address changing market conditions and evolving investor needs, we periodically introduce new funds, merge existing funds or liquidate existing funds. During the fiscal year ended September 30, 2007 ("fiscal year 2007"), we introduced a number of funds within the United States, Canada, Europe and other regions.

In the United States, we added three funds to our retail product line during fiscal year 2007. To support our clients' interests in investing in emerging countries, we added the Templeton Emerging Markets Small Cap Fund. Additionally, to further round out our value equity offering, we launched the Franklin All Cap Value Fund to provide our clients with an additional multi-cap value investment option. We also launched the Founding Funds investment strategy in our insurance product line for insurance investors looking for a similar product to our retail Franklin Templeton Founding Fund.

In Canada, we launched the Bissett Canadian Core Plus Bond Fund, the Franklin Templeton Global Aggregate Bond Fund and the Bissett Corporate Bond Fund to strengthen our strategic focus on fixed income. We also enhanced our balanced and equity line-ups by launching the Quotential Global Balanced Portfolio and Quotential Global Balanced Corporate Class Portfolio, the Franklin US Core Equity Fund and the Bissett Energy Corporate Class, as well as a Corporate Class version of the Bissett Canadian Balanced Fund.

In Europe, we launched new core funds and investment products that address the unique needs of local markets. We continued to expand our international cross-border product offering through the introduction of several new share classes and seven new SICAV funds, the majority of which are designed to respond to increased investor interest in fixed income products. We further expanded our SICAV funds of funds

product range to include three additional funds of funds targeting investors wishing to invest in dollar denominated products. We launched a part II SICAV currently with one underlying sub-fund which will be promoted on a private placement basis.

In India, we introduced several new closed-end fixed income funds, an open-end India High Growth Companies fund and three quarterly interval plans to provide investors with choices in their asset allocations. In Korea, we launched seven internationally invested master funds as well as two domestic master funds to respond to changing market dynamics. From these master funds, we also developed feeder funds to tailor our products towards meeting our clients' varied investment needs. In Japan, we launched two new global equity and Japanese core active funds. We initiated new products in other country specific markets, including Brazil and Singapore.

Darby's private equity funds generally are structured as partnerships with a limited life, including most commonly a five-year investment period and a five-year divestment period. Darby launches new funds, as well as invests, divests, and liquidates existing funds as these periods expire, primarily in Asia, Latin America and Central/Eastern Europe.

During fiscal year 2007, the following fund mergers and liquidations, among others, occurred: three U.S.-registered open-end funds were merged into other U.S.-registered open-end funds; two U.S.-registered institutional open-end funds were liquidated; six non-U.S.-registered open-end funds were merged into other non-U.S.-registered open-end funds; and 20 funds around the world were liquidated.

II. Banking/Finance

Our secondary business segment is banking/finance, which offers select retail banking, private banking and consumer lending services.

One of our subsidiaries, Fiduciary Trust, a New York state-chartered bank, is insured by the Federal Deposit Insurance Corporation ("FDIC"), and provides private banking services primarily to high net-worth clients who maintain trust, custody and/or management accounts with Fiduciary Trust in the United States. Fiduciary Trust's private banking and credit products include, among others, loans secured by marketable securities, deposit accounts and other banking services. Fiduciary Trust also offers investment management, custody and related services to institutional accounts and high net-worth individuals and families.

Another of our subsidiaries, Franklin Capital Corporation ("FCC"), engages primarily in the purchase, securitization and servicing of retail installment sales contracts ("automobile contracts") originated by independent automobile dealerships. FCC is incorporated and headquartered in Utah and conducts its business primarily in the Western region of the United States. As of September 30, 2007, FCC's total assets included $370.5 million of outstanding automobile contracts and $0.7 million in other fixed term assets. During fiscal year 2007, FCC securitized approximately $676.9 million of automobile contract receivables for which it maintains servicing rights. As of September 30, 2007, FCC was servicing $749.8 million of receivables that had been securitized to date. See Note 9 – Securitization of Loans Held for Sale in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K.

Our securitized automobile contracts business is subject to marketplace fluctuation and competes with businesses with significantly larger portfolios. Automobile loan portfolio losses can be influenced significantly by trends in the economy and credit markets, which reduce borrowers' ability to repay loans. A more detailed analysis of loan losses and delinquency rates in our consumer lending and dealer automobile loan business is contained in Note 9 – Securitization of Loans Held for Sale in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K. See also "Risk Factors" in Item 1A of Part I of this Form 10-K.

Our subsidiary FTB&T, with total assets of $118.8 million, as of September 30, 2007, provides deposit accounts insured by the FDIC and general consumer loan products, such as credit card loans, unsecured loans, loans secured by marketable securities, mortgage loans, debit card products and automobile loans. It also provides Advisor Director Trust®, a directed trust service. FTB&T (formerly known as Franklin Bank) became chartered as a federal savings bank on May 1, 2000 when the Office of Thrift Supervision (the "OTS") approved FTB&T's application to convert from a California state banking charter to a federal thrift charter. Immediately following the conversion of FTB&T's state charter to a federal thrift charter, Franklin Templeton Trust Company, a California chartered trust company, was merged into FTB&T and continues to perform its prior activities as a division of FTB&T.

Our other banking subsidiaries include, among others, FTCI (Cayman) Ltd., which is an offshore trust company that holds an unrestricted trust license in the Cayman Islands.

FINANCIAL INFORMATION ABOUT SEGMENTS AND GEOGRAPHIC AREAS

Certain financial information by business segment and geographic area is contained in Note 18 – Segment Information in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K, which is incorporated herein by reference.

REGULATORY CONSIDERATIONS

Virtually all aspects of our business, including those conducted through our various subsidiaries, are subject to various federal, state, and international regulation and supervision. In the U.S., we are subject to regulation and supervision by, among others, the SEC, FINRA, the Federal Reserve Board (the "FRB"), the FDIC, the OTS and the New York State Banking Department ("NYSBD"). Globally, we are subject to regulation and supervision by, among others, the Office of the Superintendent of Financial Institutions Canada as well as provincial and territorial regulators of financial services and securities in Canada and the Mutual Fund Dealers Association of Canada, the Monetary Authority of Singapore, the Securities Commission of The Bahamas, the Financial Services Authority in the U.K., the Irish Financial Services Regulatory Authority, the Commission de Surveillance du Secteur Financier in Luxembourg, the Autorité des Marchés Financiers in France, the Federal Financial Supervisory Authority in Germany, the Commissione Nazionale per le Società e la Borsa in Italy, the Comisión Nacional del Mercado de Valores in Spain, the Autoriteit Financiële Markten in The Netherlands, the Finansinspektionen in Sweden, the Swiss Federal Banking Commission, the Dubai Financial Services Authority, the Securities and Futures Commission of Hong Kong, the Korean Ministry of Finance and Economy, the Financial Supervisory Commission and the Financial Supervisory Services in Korea, the Securities and Exchange Board of India, the China Securities Regulatory Commission, the Taiwan Securities and Futures Bureau, the Ministry of Finance, and the Commerce Department, Ministry of Economic Affairs in Taiwan, the Financial Services Agency in Japan, the Australian Securities and Investment Commission in Australia, the Brazilian Securities and Exchange Commission in Brazil, and the Comision Nacional Bancaria y de Valores in Mexico. The Advisers Act imposes numerous obligations on our subsidiaries, which are registered in the United States as investment advisers, including record keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The '40 Act imposes similar obligations on the investment companies that are advised by our subsidiaries. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the '40 Act, ranging from fines and censure to termination of an investment adviser's registration.

The Company and many of the investment companies advised by our various subsidiaries are subject to federal securities laws and state securities and corporate laws, including those affecting corporate governance, such as the Sarbanes-Oxley Act of 2002 and rules adopted by the SEC. As an NYSE-listed

company, we are also subject to the rules of the NYSE, including its corporate governance standards. The federal securities laws have also been augmented by other measures, including the USA Patriot Act of 2001.

Since 1993, the NASD Conduct Rules (under FINRA) have limited the amount of aggregate sales charges that may be paid in connection with the purchase and holding of investment company shares sold through broker/dealers. The effect of the rule is to limit the amount of fees that could be paid pursuant to a fund's Rule 12b-1 Plan to FTDI, our principal underwriting and distribution subsidiary in the United States, which earns underwriting commissions on the distribution of fund shares in the United States.

Following the acquisition of Fiduciary Trust in April 2001, the Company registered as a bank holding company under the BHC Act and became subject to supervision, regulation and examination by the FRB. The Company also has elected to be a financial holding company. Under FRB policy, a bank holding company, including a financial holding company, is expected to act as a source of financial strength to each of its banking subsidiaries. In addition, bank holding companies should pay cash dividends on common stock only out of income available from the previous fiscal year and only if prospective earnings retention is consistent with anticipated future needs and financial condition.

The FRB also has adopted a system of risk-based capital guidelines to evaluate the capital adequacy of most bank holding companies, including the Company. Under these guidelines, the Company currently is well capitalized. In addition, each of Fiduciary Trust and FTB&T was well capitalized as of September 30, 2007, as such term is defined by the FDIC and OTS, respectively. A depository institution generally is prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Moreover, undercapitalized institutions may not accept, renew or roll over brokered deposits. Bank regulators are required to take prompt corrective action to resolve any problems associated with insured depository institutions, including Fiduciary Trust and FTB&T, which become undercapitalized. The GLB Act, however, generally prohibits the FRB from imposing similar capital requirements on regulated non-bank subsidiaries of a financial holding company.

Pursuant to the GLB Act, a bank holding company may also elect to become a financial holding company to engage in a broader range of activities that are financial in nature, including securities underwriting, dealing and market making, securitizing assets, sponsoring mutual funds and investment companies, engaging in insurance underwriting and brokerage activities and investing (without providing routine management) in companies engaged in non-financial activities. To qualify as a financial holding company, each of a bank holding company's domestic subsidiary banks and other depository institution subsidiaries, which are not subject to an exemption, must be and remain at all times well capitalized and well managed. In addition, each such subsidiary must have achieved at least a "satisfactory" rating under the Community Reinvestment Act ("CRA") in the evaluation preceding the financial holding company election. We elected to become a financial holding company in 2001, and, accordingly, FTB&T is subject to CRA requirements, although Fiduciary Trust is exempt from such requirements because it qualifies as a special purpose bank. If, however, we do not continue to meet all of the requirements for status as a financial holding company, we would, depending on which requirement is not met, be required to (i) cause Fiduciary Trust or FTB&T to meet such requirement and, in the meantime, seek prior FRB approval to undertake certain new activities or certain banking and non-banking acquisitions, or (ii) either discontinue our banking (but not our thrift) business, or discontinue those activities not generally permissible for bank holding companies.

The BHC Act generally requires that a bank holding company obtain prior approval of the FRB before acquiring control of any bank. In addition, the FRB may impose limitations, restrictions, or prohibitions on the activities or acquisitions of a financial holding company if the FRB believes that the financial holding

company does not have appropriate financial and managerial resources. The GLB Act establishes the FRB as the umbrella supervisor for financial holding companies and adopts an administrative approach to regulation that generally requires the FRB to defer to the actions and requirements of the U.S. "functional" regulators of subsidiary broker/dealers, investment advisers, investment companies, insurance companies, and other regulated non-depository institutions. The FRB, however, retains broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries that represent unsafe and unsound banking practices or that constitute violations of law or regulation. Civil money penalties may be imposed for certain activities conducted on a knowing or reckless basis if those activities caused a substantial loss to the bank holding company.

Each of our banking subsidiaries is subject to restrictions under federal law that limit transactions with the Company and its non-bank subsidiaries, including loans and other extensions of credit, investments, or asset purchases. These and various other transactions, including any payment of money to the Company and its non-bank subsidiaries, must be on terms and conditions that are, or in good faith would be, offered to companies that are not affiliated with these entities. In addition, these laws and related regulations may limit our ability to obtain funds from subsidiary banks or affiliates.

The operations and activities of Fiduciary Trust are subject to extensive regulation, supervision and examination by the FDIC and NYSBD while the operations and activities of our other subsidiaries, including FTB&T, are subject to oversight by the OTS and various state regulators. The laws and regulations of these regulators generally impose restrictions and requirements, with which we must comply, on capital adequacy, management practices, liquidity, branching, earnings, loans, dividends, investments, reserves against deposits and the provision of services.

The federal banking agencies and the NYSBD have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company, our thrift and banking subsidiaries, as well as officers, directors and other so-called "institution-affiliated parties" of these organizations to administrative sanctions and potentially substantial civil money penalties. In addition, the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution, or the FDIC may appoint itself if certain circumstances exist.

COMPETITION

The financial services industry is highly competitive and has increasingly become a global industry. There are approximately 8,900 open-end investment companies of varying sizes, and with varying investment policies and objectives, whose shares are being offered to the public in the United States. Due to our international presence and varied product mix, it is difficult to assess our market position relative to other asset managers on a worldwide basis, but we believe that we are one of the more widely diversified asset managers in the United States. We believe that our equity and fixed-income asset mix coupled with our global presence will serve our competitive needs well over the long term. We continue to focus on the performance of our investment products, service to customers and extensive marketing activities through our strong broker/dealer and other financial institution distribution network as well as with high net-worth and institutional customers. We believe that performance, diversity of products and customer service, along with fees and costs, are the primary methods of competition in the asset management industry.

We face strong competition from numerous asset management companies, mutual fund, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions, which offer a wide range of financial and investment management services to

the same institutional accounts, separate accounts, retail investors and high net-worth customers that we are seeking to attract. Over the past decade, a significant number of new asset management firms and investment products have been established, increasing competition. Many of our competitors have long-standing and established relationships with broker/dealers and investment adviser customers. Others have focused on, offer and market specific product lines, which are able to provide strong competition to certain of our asset classes, since we have a broad range of products. In recent years, there also has been a trend of consolidation in the financial services industry, resulting in stronger competitors, some with greater financial resources and broader distribution channels than our own.

We rely largely on intermediaries to distribute and sell our fund shares. We have and continue to pursue sales relationships with all types of intermediaries to broaden our distribution network. We have experienced increased costs related to maintaining our distribution channels and we anticipate that this trend will continue. A failure to maintain strong business relationships with the major intermediaries who currently distribute our products may also impair our distribution and sales operations. Any inability to access and successfully sell our products to clients through third-party distribution channels could have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

We maintain a sophisticated Internet platform to compete with the rapidly developing and evolving capabilities being offered with this technology. However, technology is subject to rapid change and we cannot guarantee that our competitors may not implement more advanced Internet platforms for their products, which could affect our business.

We believe that we are well positioned to deal with changes in marketing trends as a result of our already extensive advertising activities and broad based marketplace recognition. We conduct significant advertising and promotional campaigns through various media sources to promote brand recognition. We advertise in major financial publications, as well as on radio, television and the Internet to promote brand name recognition and to assist our distribution network. Such activities include purchasing network and cable programming, sponsorship of sporting events, and extensive newspaper and magazine advertising.

Diverse and strong competition affects the banking/finance segment of our business as well, and limits the fees that can be charged for our services. For example, in our banking/finance segment we compete with many types of institutions for consumer loans, including the finance subsidiaries of large automobile manufacturers, which offer special incentives from time to time to stimulate automobile sales, including no-interest loans. These product offerings by our competitors limit the interest rates that we can charge on consumer loans.

INTELLECTUAL PROPERTY

We have used, registered, and/or applied to register certain trademarks, service marks and trade names to distinguish our sponsored investment products and services from those of our competitors in the United States and in other countries and jurisdictions, including, but not limited to, Franklin®, Templeton®, Bissett®, Mutual Series®, Fiduciary™ and Darby®. Our trademarks, service marks and trade names are important to us and, accordingly, we enforce our trademark, service mark and trade name rights in the United States and abroad. The Franklin Templeton Investments brand has been, and continues to be, extremely well received both in our industry and with our clients, reflecting the fact that our brand, like our business, is based in part on trust and confidence. If our brand is harmed, our future business prospects may be affected.

EMPLOYEES

As of September 30, 2007, we employed approximately 8,700 employees and operated offices in 29 countries. We consider our relations with our employees to be satisfactory.

AVAILABLE INFORMATION

The Company files reports with the SEC, including current and periodic reports, proxy statements and other information filed with or furnished to the SEC from time to time. The public may read and copy any of these filings at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including the Company, who file electronically with the SEC, at http://www.sec.gov. Additional information about the Company can also be obtained at our website at www.franklinresources.com under "Investor Relations" on the "Our Company" page. We make available free of charge on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Corporate Governance Guidelines. The Company has adopted Corporate Governance Guidelines. The Corporate Governance Guidelines are posted on the Company's website under "Corporate Governance" on the "Our Company" page and are available in print to any stockholder who requests a copy.

Committee Charters. The Company's Board of Directors has an Audit Committee, Compensation Committee and Corporate Governance Committee. The Board of Directors has adopted written charters for each such committee, which are posted on the Company's website under "Corporate Governance" on the "Our Company" page and are available in print to any stockholder who requests a copy.

Item 1A. Risk Factors.

We are subject to extensive and often complex, overlapping and frequently changing rules, regulations and legal interpretations in the United States and abroad. Our investment management and related services business and our banking/finance business are subject to extensive and often complex, overlapping and frequently changing rules, regulations and legal interpretations in the United States and abroad, including, among others, securities, banking, accounting and tax laws and regulations. Moreover, financial reporting requirements, and the processes, controls and procedures that have been put in place to address them, are often comprehensive and complex. While management has focused attention and resources on our compliance policies, procedures and practices, non-compliance with applicable laws or rules or regulations, conflicts of interest requirements or fiduciary principles, either in the United States or abroad, or our inability to keep up with, or adapt to, an often ever changing, complex regulatory environment could result in sanctions against us, including fines and censures, injunctive relief, suspension or expulsion from a particular jurisdiction or market or the revocation of licenses, any of which could also adversely affect our reputation, prospects, revenues, and earnings.

We are subject to federal securities laws, state laws regarding securities fraud, other federal and state laws and rules and regulations of certain regulatory and self-regulatory organizations, including those rules and regulations promulgated by, among others, the SEC, FINRA and the NYSE, and to the extent operations or trading in our securities take place outside the United States, by non-U.S. regulations and

regulators, such as the U.K. Listing Authority. Certain of our subsidiaries are registered with the SEC under the Investment Advisers Act of 1940, as amended, and many of our funds are registered with the SEC under the Investment Company Act of 1940, as amended, both of which impose numerous obligations, as well as detailed operational requirements, on our subsidiaries which are investment advisers to registered investment companies. Our subsidiaries, both in the United States and abroad, must comply with a myriad of complex and often changing U.S. and/or non-U.S. rules and regulations, some of which may conflict, including complex U.S. and non-U.S. tax regimes. Additionally, as we expand our operations, sometimes rapidly, into non-U.S. jurisdictions, the rules and regulations of these non-U.S. jurisdictions become applicable, sometimes with short compliance deadlines, and add further regulatory complexity to our ongoing compliance operations.

In addition, we are a bank holding company and a financial holding company subject to the supervision and regulation of the Federal Reserve Board, or FRB, and are subject to the restrictions, limitations, or prohibitions of the Bank Holding Company Act of 1956, as amended, and the Gramm-Leach-Bliley Act. The FRB may impose additional limitations or restrictions on our activities, including if the FRB believes that we do not have the appropriate financial and managerial resources to commence or conduct an activity or make an acquisition. Further, our subsidiary, Fiduciary Trust, is subject to extensive regulation, supervision and examination by the Federal Deposit Insurance Corporation ("the FDIC") and New York State Banking Department, while other subsidiaries are subject to oversight by the Office of Thrift Supervision and various state regulators. The laws and regulations imposed by these regulators generally involve restrictions and requirements in connection with a variety of technical, specialized and recently expanding matters and concerns. For example, compliance with anti-money laundering and Know-Your-Customer requirements, both domestically and internationally, and the Bank Secrecy Act has taken on heightened importance with regulators as a result of efforts to, among other things, limit terrorism. At the same time, there has been increased regulation with respect to the protection of customer privacy and the need to secure sensitive customer information. As we continue to address these requirements or focus on meeting new or expanded ones, we may expend a substantial amount of time and resources, even though our banking/finance business does not constitute our dominant business sector. Moreover, any inability to meet these requirements, within the timeframes set by regulators, may subject us to sanctions or other restrictions by the regulators that impact our broader business.

Regulatory and legislative actions and reforms have made the regulatory environment in which we operate more costly and future actions and reforms could adversely impact our assets under management, increase costs and negatively impact our profitability and future financial results. Since 2001, the federal securities laws have been augmented substantially and made significantly more complex by, among other measures, the Sarbanes-Oxley Act of 2002 and the USA Patriot Act of 2001. Moreover, changes in the interpretation or enforcement of existing laws or regulations have directly affected our business. With new laws and changes in interpretation and enforcement of existing requirements, the associated time we must dedicate to, and related costs we must incur in, meeting the regulatory complexities of our business have increased. These outlays have also increased as we expand our business into various non-U.S. jurisdictions. For example, in the past few years following the enactment of the Sarbanes-Oxley Act of 2002, new rules of the SEC, NYSE and FINRA were promulgated and other rules revised. Among other things, these new requirements have necessitated us to make changes to our corporate governance and public disclosure policies, procedures and practices and our registered investment companies and investment advisers have been required to make similar changes. In addition, complex accounting and financial reporting requirements have been implemented in the past several years pursuant to the Sarbanes-Oxley Act of 2002 and the rules of the SEC and the Public Company Accounting Oversight Board, which apply across different legal entities within our corporate structure and varied geographical and/or jurisdictional areas in which we operate. Compliance activities to meet these new requirements have required us to expend additional time and resources, including without limitation substantial efforts to conduct evaluations

required to ensure compliance with the management certification and attestation requirements under the Sarbanes-Oxley Act of 2002, and, consequently, we are incurring increased costs of doing business, which potentially negatively impacts our profitability and future financial results. Moreover, any potential accounting or reporting error, whether financial or otherwise, if material, could damage our reputation, adversely affect our ability to conduct business, and decrease revenue and net income. Finally, any regulatory and legislative actions and reforms affecting the mutual fund industry, including compliance initiatives, may negatively impact revenues by increasing our costs of accessing or dealing in the financial markets.

Our ability to maintain the beneficial tax treatment we anticipate with respect to non-U.S. earnings we have repatriated is based on current interpretations of the American Jobs Creation Act of 2004 (the "Jobs Act") and timely and permitted use of such amounts in accordance with our domestic reinvestment plan and the Jobs Act. In September 2006, we completed our planned repatriation into the United States of approximately $2.1 billion of undistributed earnings of our non-U.S. subsidiaries in accordance with our domestic reinvestment plan and the Jobs Act. However, our ability to maintain the anticipated beneficial tax treatment with respect to these non-U.S. earnings is subject to current interpretations and compliance with the Jobs Act (including Internal Revenue Code Section 965), as well as the rules and regulations promulgated by, among others, the Internal Revenue Service and the United States Treasury Department. Moreover, changes in the interpretation of these rules and regulations may have an effect on our ability to maintain the beneficial tax treatment with respect to our repatriated non-U.S. earnings. Our inability to timely complete, to appropriately use repatriated amounts for permitted purposes or to otherwise satisfy the requirements of our planned repatriation could also have a negative impact on the scope and breadth of our anticipated tax treatment with respect to such amounts.

Any significant limitation or failure of our software applications and other technology systems that are critical to our operations could constrain our operations. We are highly dependent upon the use of various proprietary and third-party software applications and other technology systems to operate our business. We use our technology to, among other things, obtain securities pricing information, process client transactions and provide reports and other customer services to the clients of the funds we manage. Any inaccuracies, delays or systems failures in these and other processes could subject us to client dissatisfaction and losses. Although we take protective measures, including measures to effectively secure information through system security technology, our technology systems may still be vulnerable to unauthorized access, computer viruses or other events that have a security impact, such as an authorized employee or vendor inadvertently causing us to release confidential information, which could materially damage our operations or cause the disclosure or modification of sensitive or confidential information. Moreover, loss of confidential customer identification information could harm our reputation and subject us to liability under laws that protect confidential personal data, resulting in increased costs or loss of revenue.

Further, although we take precautions to password protect our laptops and other mobile electronic hardware, if such hardware is stolen, misplaced or left unattended, it may become vulnerable to hacking or other unauthorized use, creating a possible security risk and resulting in potentially costly actions by us. Most of the software applications that we use in our business are licensed from, and supported, upgraded and maintained by, third-party vendors. A suspension or termination of certain of these licenses or the related support, upgrades and maintenance could cause temporary system delays or interruption. In addition, we have outsourced to a single vendor the operation of our U.S. data centers, which includes responsibility for processing data and managing the centers. This vendor is also responsible for the vast majority of our disaster recovery systems. A failure by this vendor to continue to manage our U.S. data centers and our disaster recovery systems adequately in the future could have a material adverse impact on our business. Moreover, although we have in place certain disaster recovery plans, we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war, and third-party failures. Technology

is subject to rapid change and we cannot guarantee that our competitors may not implement more advanced Internet platforms for their products which could affect our business. Potential system failures or breaches, or advancements in technology, and the cost necessary to address them, could result in material financial loss or costs, regulatory actions, breach of client contracts, reputational harm or legal claims and liability, which in turn could negatively impact our revenues and income.

We face risks, and corresponding potential costs and expenses, associated with conducting operations and growing our business in numerous countries. We sell mutual funds and offer investment management and related services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally. As we do so, we will continue to face various ongoing challenges to ensure that we have sufficient resources, procedures and controls in place to address and ensure that our operations abroad operate consistently and effectively. In order to remain competitive, we must be proactive and prepared to implement necessary resources when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions. As we grow, we face a heightened risk that the necessary resources and/or personnel will be unavailable to take full advantage of strategic opportunities when they appear or that strategic decisions can be efficiently implemented. Local regulatory environments may vary widely, as may the adequacy and sophistication of each. Similarly, local distributors, and their policies and practices as well as financial viability, may be inconsistent or less developed or mature. Notwithstanding potential long-term cost savings by increasing certain operations, such as transfer agent and other back-office operations, in countries or regions of the world with lower operating costs, growth of our international operations may involve near-term increases in expenses as well as additional capital costs, such as information, systems and technology costs and costs related to compliance with particular regulatory or other local requirements or needs. Local requirements or needs may also place additional demands on sales and compliance personnel and resources, such as meeting local language requirements while also integrating personnel into an organization with a single operating language. Finding and hiring additional, well-qualified personnel and crafting and adopting policies, procedures and controls to address local or regional requirements remain a challenge as we expand our operations internationally. Moreover, regulators in non-U.S. jurisdictions could also change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or register investment products in their respective markets. Any of these local requirements, activities or needs could increase the costs and expenses we incur in a specific jurisdiction without any corresponding increase in revenues and income from operating in the jurisdiction. In addition, from time to time we enter into international joint ventures in which we may not have control. These investments in joint ventures may involve risks, including the risk that the controlling joint venture partner may have business interests, strategies or goals that are inconsistent with ours, and the risk that business decisions or other actions or omissions of the controlling joint venture partner or the joint venture company may result in harm to our reputation or adversely affect the value of our investment in the joint venture.

We depend on key personnel and our financial performance could be negatively affected by the loss of their services. The success of our business will continue to depend upon our key personnel, including our portfolio and fund managers, investment analysts, investment advisers, sales and management personnel and other professionals as well as our executive officers and business unit heads. In a tightening labor market, competition for qualified, motivated and highly skilled executives, professionals and other key personnel in the asset management and banking/finance industries remains significant. Our success depends to a substantial degree upon our ability to attract, retain and motivate qualified individuals, including through competitive compensation packages, and upon the continued contributions of these people. As our business grows, we are likely to need to increase correspondingly the overall number of individuals that we employ. Moreover, in order to retain certain key personnel, we may be required to increase compensation to such individuals, resulting in additional expense without a corresponding increase in potential revenue. We cannot assure you that we will be successful in attracting and retaining qualified individuals, and the

departure of key investment personnel, in particular, if not replaced, could cause us to lose clients, which could have a material adverse effect on our financial condition, results of operations and business prospects.

Strong competition from numerous and sometimes larger companies with competing offerings and products could limit or reduce sales of our products, potentially resulting in a decline in our market share, revenues and net income. We compete with numerous asset management companies, mutual fund, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions. Our investment products also compete with products offered by these competitors as well as real estate investment trusts, hedge funds and others. Over the past decade, a significant number of new asset management firms and mutual funds have been established, increasing competition. At the same time, consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Competition is based on various factors, including, among others, business reputation, investment performance, product mix and offerings, service quality and innovation, distribution relationships, and fees charged. Additionally, competing securities broker/dealers whom we rely upon to distribute and sell our mutual funds may also sell their own proprietary funds and investment products, which could limit the distribution of our investment products. To the extent that existing or potential customers, including securities broker/dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and net income could decline. Our ability to attract and retain assets under our management is also dependent on the relative investment performance of our funds and other managed investment portfolios, offering a mix of sponsored investment products that meets investor demand and our ability to maintain our investment management services fees at competitive levels.

Changes in the distribution and sales channels on which we depend could reduce our revenues and hinder our growth. We derive nearly all of our fund sales through broker/dealers and other similar investment advisers. Increasing competition for these distribution channels and recent regulatory initiatives have caused our distribution costs to rise and could cause further increases in the future or could otherwise negatively impact the distribution of our products. Higher distribution costs lower our net revenues and earnings. Additionally, if one or more of the major financial advisers who distribute our products were to cease operations or limit or otherwise end the distribution of our products, it could have a significant adverse impact on our revenues and earnings. There is no assurance we will continue to have access to the third-party broker/dealers and similar investment advisers that currently distribute our products, or continue to have the opportunity to offer all or some of our existing products through them. A failure to maintain strong business relationships with the major investment advisers who currently distribute our products may also impair our distribution and sales operations. Because we use broker/dealers and other similar investment advisers to sell our products, we do not control the ultimate investment recommendations given to clients. Any inability to access and successfully sell our products to clients through third-party distribution channels could have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

The amount or mix of our assets under management are subject to significant fluctuations and could negatively impact our revenues and income. We have become subject to an increased risk of asset volatility from changes in the domestic and global financial and equity markets. Individual financial and equity markets may be adversely affected by political, financial or other instabilities that are particular to the country or regions in which a market is located, including without limitation local acts of terrorism, economic crises or other business, social or political crises. Declines in these markets have caused in the past, and would cause in the future, a decline in our revenues and income. Global economic conditions, exacerbated by war or terrorism or financial crises, changes in the equity market place, currency exchange rates, interest rates, inflation rates, the yield curve and other factors that are difficult to predict affect the mix, market values and levels of our assets under management. Our investment management services

revenues are derived primarily from fees based on a percentage of the value of assets under management and vary with the nature of the account or product managed. A decline in the price of stocks or bonds, or in particular market segments, or in the securities market generally, could cause the value and returns on our assets under management to decline, resulting in a decline in our revenues and income. Moreover, changing market conditions may cause a shift in our asset mix between international and U.S. assets, potentially resulting in a decline in our revenue and income depending upon the nature of our assets under management and the level of management fees we earn based on them. Additionally, changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, as we generally derive higher fee revenues and income from equity assets than from fixed-income products we manage. On the other hand, increases in interest rates, in particular if rapid, or high interest rates, as well as any uncertainty in the future direction of interest rates, may have a negative impact on our fixed-income products as rising interest rates or interest rate uncertainty typically decrease the total return on many bond investments due to lower market valuations of existing bonds. Any decrease in the level of assets under management resulting from price declines, interest rate volatility or uncertainty or other factors could negatively impact our revenues and income.

Our increasing focus on international markets as a source of investments and sales of investment products subjects us to increased exchange rate and other risks in connection with earnings and income generated overseas. While we operate primarily in the United States, we also provide services and earn revenues in The Bahamas, Asia, Canada, Europe, Latin America, Africa and Australia. As a result, we are subject to foreign exchange risk through our non-U.S. operations. While we have taken steps to reduce our exposure to foreign exchange risk, for example, by denominating a significant amount of our transactions in U.S. dollars, the situation may change in the future as our business continues to grow outside the United States. Stabilization or appreciation of the U.S. dollar could moderate revenues from sales of investment products internationally or could affect relative investment performance of certain funds invested in non-U.S. securities. Separately, management fees that we earn tend to be higher in connection with international assets under management than with U.S. assets under management. Consequently, a downturn in international markets could have a significant effect on our revenues and income. Moreover, as our business grows in non-U.S. markets, any business, social and political unrest affecting these markets, in addition to any direct consequences such unrest may have on our personnel and facilities located in the affected area, may also have a more lasting impact on the long-term investment climate in these and other areas and, as a result, our assets under management and the corresponding revenues and income that we generate from them may be negatively affected.

Poor investment performance of our products could affect our sales or reduce the level of assets under management, potentially negatively impacting our revenues and income. Our investment performance, along with achieving and maintaining superior distribution and client services, is critical to the success of our investment management and related services business. Strong investment performance often stimulates sales of our investment products. Poor investment performance as compared to third-party benchmarks or competitive products could lead to a decrease in sales of investment products we manage and stimulate redemptions from existing products, generally lowering the overall level of assets under management and reducing the management fees we earn. We cannot assure you that past or present investment performance in the investment products we manage will be indicative of future performance. Any poor future performance may negatively impact our revenues and income.

We could suffer losses in earnings or revenue if our reputation is harmed. Our reputation is important to the success of our business. We believe that our Franklin Templeton Investments brand has been, and continues to be, well received both in our industry and with our clients, reflecting the fact that our brand, like our business, is based in part on trust and confidence. If our reputation is harmed, existing clients may reduce amounts held in, or withdraw entirely from, funds that we advise or funds may terminate their management agreements with us, which could reduce the amount of assets under management and cause us

to suffer a corresponding loss in earnings or revenue. Moreover, reputational harm may cause us to lose current employees and we may be unable to continue to attract new ones with similar qualifications, motivations or skills. If we fail to address, or appear to fail to address, successfully and promptly the underlying causes of any reputational harm, we may be unsuccessful in repairing any existing harm to our reputation and our future business prospects would likely be affected.

Our future results are dependent upon maintaining an appropriate level of expenses, which is subject to fluctuation. The level of our expenses is subject to fluctuation and may increase for the following or other reasons: changes in the level and scope of our advertising expenses in response to market conditions; variations in the level of total compensation expense due to, among other things, bonuses, changes in our employee count and mix, and competitive factors; changes in expenses and capital costs, including costs incurred to maintain and enhance our administrative and operating services infrastructure or to cover uninsured losses and an increase in insurance expenses including through the assumption of higher deductibles and/or co-insurance liability.

Our ability to successfully integrate widely varied business lines can be impeded by systems and other technological limitations. Our continued success in effectively managing and growing our business, both domestically and abroad, depends on our ability to integrate the varied accounting, financial, information and operational systems of our various businesses on a global basis. Moreover, adapting or developing our existing technology systems to meet our internal needs, as well as client needs, industry demands and new regulatory requirements, is also critical for our business. The constant introduction of new technologies presents new challenges to us. We have an ongoing need to continually upgrade and improve our various technology systems, including our data processing, financial, accounting and trading systems. Further, we also must be proactive and prepared to implement technology systems when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions. These needs could present operational issues or require, from time to time, significant capital spending. It also may require us to reevaluate the current value and/or expected useful lives of our technology systems, which could negatively impact our results of operations.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability. Should we experience a local or regional disaster or other business continuity problem, such as a pandemic or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities and the proper functioning of our computer, telecommunication and other related systems and operations. While our operational size, the diversity of locations from which we operate, and our redundant back-up systems provide us with a strong advantage should we experience a local or regional disaster or other business continuity event, we could still experience near-term operational challenges, in particular depending upon how a local or regional event may affect our human capital across our operations or with regard to particular segments of our operations, such as key executive officers or personnel in our technology group. Moreover, as we grow our operations in particular areas, such as India, the potential for particular types of natural or man-made disasters, political, economic or infrastructure instabilities, or other country- or region-specific business continuity risks increases. Past disaster recovery efforts have demonstrated that even seemingly localized events may require broader disaster recovery efforts throughout our operations and, consequently, we regularly assess and take steps to improve upon our existing business continuity plans and key management succession. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Certain of the portfolios we manage, including our emerging market portfolios, are vulnerable to market-specific political, economic or other risks, any of which may negatively impact our revenues and

income. Our emerging market portfolios and revenues derived from managing these portfolios are subject to significant risks of loss from political, economic, and diplomatic developments, currency fluctuations, social instability, changes in governmental policies, expropriation, nationalization, asset confiscation and changes in legislation related to foreign ownership. International trading markets, particularly in some emerging market countries, are often smaller, less liquid, less regulated and significantly more volatile than those in the U.S.

Our revenues, earnings and income could be adversely affected if the terms of our management agreements are significantly altered or these agreements are terminated by the funds we advise. Our revenues are dependent on fees earned under investment management and related services agreements that we have with the funds we advise. These revenues could be adversely affected if these agreements are altered significantly or terminated. The decline in revenue that might result from alteration or termination of our investment management services agreements could have a material adverse impact on our earnings or income.

Diverse and strong competition limits the interest rates that we can charge on consumer loans. We compete with many types of institutions for consumer loans, certain of which can provide loans at significantly below-market interest rates or, in some cases, zero interest rates in connection with automobile sales. Our inability to compete effectively against these companies or to maintain our relationships with the various automobile dealers through whom we offer consumer loans could limit the growth of our consumer loan business. Economic and credit market downturns could reduce the ability of our customers to repay loans, which could cause losses to our consumer loan portfolio.

Civil litigation arising out of or relating to previously settled governmental investigations or other matters, governmental or regulatory investigations and/or examinations and the legal risks associated with our business could adversely impact our assets under management, increase costs and negatively impact our profitability and/or our future financial results. We have been named as a defendant in shareholder class action, derivative, and other lawsuits, many of which arise out of or relate to previously settled governmental investigations. While management believes that the claims made in these lawsuits are without merit, and intends to vigorously defend against them, litigation typically is an expensive process. Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time. Moreover, settlements or judgments against us have the potential of being substantial if we are unsuccessful in settling or otherwise resolving matters early in the process and/or on favorable terms. It is also possible that we may be named as a defendant in additional civil or governmental actions similar to those already instituted. From time to time we may receive requests for documents or other information from governmental authorities or regulatory bodies or we also may become the subject of governmental or regulatory investigations and/or examinations. Moreover, governmental or regulatory investigations or examinations that have been inactive could become active. We may be obligated, and under our standard form of indemnification agreement with certain officers and directors in some instances we are obligated, or we may choose, to indemnify directors, officers or employees against liabilities and expenses they may incur in connection with such matters to the extent permitted under applicable law. Eventual exposures from and expenses incurred relating to current and future litigation, investigations, examinations and settlements could adversely impact our assets under management, increase costs and negatively impact our profitability and/or our future financial results. Judgments or findings of wrongdoing by regulatory or governmental authorities or in civil litigation against us could affect our reputation, increase our costs of doing business and/or negatively impact our revenues, any of which could have a material negative impact on our financial results.

Our ability to meet cash needs depends upon certain factors, including our asset value, credit worthiness and the market value of our stock. Our ability to meet anticipated cash needs depends upon

factors including our asset value, our creditworthiness as perceived by lenders and the market value of our stock. Similarly, our ability to securitize and hedge future loan portfolios and credit card receivables, and to obtain continued financing for certain Class C shares, is also subject to the market's perception of those assets, finance rates offered by competitors, and the general market for private debt. If we are unable to obtain these funds and financing, we may be forced to incur unanticipated costs or revise our business plans.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We conduct our worldwide operations using a combination of leased and owned facilities. While we believe we have sufficient facilities to conduct our business at present, we will continue to lease, acquire and dispose of facilities throughout the world as necessary.

We lease space in various states in the United States, including California, Connecticut, Delaware, Florida, New Jersey, New York, Utah and the District of Columbia, and in various non-U.S. locations, including Australia, Austria, Belgium, Brazil, Canada, China (including Hong Kong), France, Germany, India, Ireland, Italy, Japan, Korea, Luxembourg, Mexico, The Netherlands, Poland, Russia, Singapore, South Africa, Spain, Sweden, Switzerland, Turkey, United Arab Emirates and the U.K. (including England and Scotland). As of September 30, 2007, we leased and occupied approximately 1,211,000 square feet of space. We have also leased and subsequently subleased to third parties a total of 183,000 square feet of excess leased space.

In addition, we own four buildings in San Mateo, California, five buildings near Sacramento, California, five buildings in St. Petersburg, Florida, three buildings in Hyderabad, India and one building in Nassau, The Bahamas, as well as space in office buildings in Argentina, China, India and Singapore. The buildings we own consist of approximately 1,916,000 square feet of space. We have leased to third parties approximately 212,000 square feet of excess owned space. We are also constructing a new building in Hyderabad, India, which, following its anticipated completion in July 2008, will accommodate approximately 900 employees. This building is a part of our Hyderabad campus which we opened in January 2007.

Generally, both of our operating segments, investment management and related services and banking/ finance, take place across the same locations.

Item 3. Legal Proceedings.

The information set forth in response to this Item 3 of Regulation S-K under "Legal Proceedings" is incorporated by reference from the "Legal Proceedings" section in Note 15 – Commitments and Contingencies in the Notes to the Consolidated Financial Statements in Item 8 of Part II of this Form 10-K, which is incorporated herein by reference.

Item 4. Submission of Matters to a Vote of Security Holders.

During the fourth quarter of the fiscal year covered by this report, no matter was submitted to a vote of the security holders of the Company.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G(3) to Form 10-K, the following description of our executive officers is included as an unnumbered item in Part I of this report in lieu of being included in our definitive proxy statement for our annual meeting of stockholders. Set forth below are the name, age, present title, and certain other information for each of our executive officers as of November 15, 2007. Each executive officer is appointed by the Company's Board of Directors and holds his/her office until the earlier of his/her death, resignation, retirement, disqualification or removal.

VIJAY C. ADVANI
AGE 46

Executive Vice President–Global Advisor Services of the Company since December 2005; officer and/or director of certain subsidiaries of the Company; employed by the Company or its subsidiaries in various other capacities for more than the past five years.

PENELOPE S. ALEXANDER
AGE 47

Vice President, Human Resources–U.S. of the Company since May 2003; Senior Vice President, Human Resources–U.S. of Franklin Templeton Companies, LLC, a subsidiary of the Company; employed by the Company or its subsidiaries in various other capacities for more than the past five years.

JENNIFER J. BOLT
AGE 43

Executive Vice President–Operations and Technology of the Company since December 2005; formerly, Senior Vice President and Chief Information Officer of the Company from May 2003 to December 2005; officer of the Company for more than the past five years; officer or director of certain subsidiaries of the Company. Director, Keynote Systems, Inc. since April 2004.

NORMAN R. FRISBIE, JR.
AGE 40

Senior Vice President and Chief Administrative Officer of the Company since December 2005; Senior Vice President of FTDI, a subsidiary of the Company, since June 2003; employed by the Company or its subsidiaries in various other capacities for more than the past five years.

HOLLY E. GIBSON
AGE 41

Vice President, Corporate Communications of the Company since May 2003, and Director of Corporate Communications for more than the past five years.

DONNA S. IKEDA
AGE 51

Vice President, Human Resources–International of the Company since May 2003; formerly, Vice President–Human Resources of the Company; officer of the Company for more than the past five years; Senior Vice President, Human Resources–International of Franklin Templeton Companies, LLC, a subsidiary of the Company.

CHARLES B. JOHNSON
AGE 74

Chairman of the Board since December 1999 and director of the Company since 1969; formerly, Chief Executive Officer of the Company; officer and/or director of certain subsidiaries of the Company; officer and/or director or trustee of 41 investment companies managed or advised by subsidiaries of the Company.

GREGORY E. JOHNSON
AGE 46

President of the Company since December 1999 and Chief Executive Officer of the Company since January 2004; officer and/or director of certain subsidiaries of the Company.

RUPERT H. JOHNSON, JR.
AGE 67

Vice Chairman since December 1999 and director of the Company since 1969; officer and/or director of certain subsidiaries of the Company; officer and/or director or trustee of 44 investment companies managed or advised by subsidiaries of the Company.

LESLIE M. KRATTER
AGE 62

Senior Vice President of the Company since 2000 and Assistant Secretary of the Company since October 2003; formerly, Secretary of the Company from March 1998 to October 2003 and Vice President of the Company from March 1993 to 2000; officer and/or director of certain subsidiaries of the Company.

KENNETH A. LEWIS
AGE 46

Executive Vice President of the Company since October 15, 2007 and Senior Vice President, Chief Financial Officer and Treasurer of the Company since October 2006; formerly, Vice President–Enterprise Risk Management of the Company from April 2006 to October 2006 and Vice President and Treasurer of the Company from June 2002 to April 2006; officer and/or director of certain subsidiaries of the Company for more than the past five years.

JOHN M. LUSK
AGE 49

Executive Vice President–Portfolio Operations of the Company since December 2005; formerly, Vice President of the Company from January 2004 to December 2005; officer or director of certain subsidiaries of the Company; employed by the Company or its subsidiaries in various other capacities for more than the past five years.

MURRAY L. SIMPSON
AGE 70

Executive Vice President of the Company since January 2000; formerly, General Counsel of the Company from January 2000 to August 2005; officer or director of certain subsidiaries of the Company; formerly an officer in many investment companies of Franklin Templeton Investments.

CRAIG S. TYLE
AGE 47

Executive Vice President and General Counsel of the Company since August 2005; formerly, a partner at Shearman & Sterling LLP (a law firm) from March 2004 to July 2005 and General Counsel for the Investment Company Institute (a trade group for the U.S. fund industry) from September 1997 through March 2004; officer in 46 investment companies of Franklin Templeton Investments.

WILLIAM Y. YUN
AGE 48

Executive Vice President–Institutional of the Company since December 2005; President of Fiduciary Trust, a subsidiary of the Company, from 2000 to December 2005; officer and/or director of other subsidiaries of the Company; employed by the Company or its subsidiaries in various other capacities since the acquisition of Fiduciary Trust in April 2001.

Family Relations. Charles B. Johnson and Rupert H. Johnson, Jr. are brothers. Peter M. Sacerdote, a director of the Company, is a brother-in-law of Charles B. Johnson and Rupert H. Johnson, Jr. Gregory E. Johnson is the son of Charles B. Johnson, the nephew of Rupert H. Johnson, Jr. and Peter M. Sacerdote and the brother of Jennifer J. Bolt. Jennifer J. Bolt is the daughter of Charles B. Johnson, the niece of Rupert H. Johnson, Jr. and Peter M. Sacerdote and the sister of Gregory E. Johnson.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the NYSE under the ticker symbol "BEN", and the London Stock Exchange under the ticker symbol "FRK". On September 28, 2007 (the last trading day of the Company's fiscal year), the closing price of our common stock on the NYSE was $127.50 per share. At October 31, 2007, there were approximately 5,100 stockholders of record of our common stock.

The following table sets forth the high and low sales prices for our common stock on the NYSE for each full quarterly period of the two most recently completed fiscal years of the Company.

Quarter	2007 Fiscal Year High	2007 Fiscal Year Low	2006 Fiscal Year High	2006 Fiscal Year Low
October-December	$114.98	$103.50	$ 98.86	$77.63
January-March	$126.71	$111.31	$104.25	$92.84
April-June	$139.32	$118.80	$ 98.35	$80.16
July-September	$145.59	$113.08	$106.69	$82.37

We declared regular cash dividends of $0.60 per share (or $0.15 per share per quarter) in fiscal year 2007 and $0.48 per share (or $0.12 per share per quarter) in fiscal year 2006. We currently expect to continue paying comparable cash dividends on a quarterly basis to holders of our common stock depending upon earnings and other relevant factors.

The equity compensation plan information called for by Item 201(d) of Regulation S-K is set forth in Part III, Item 12 of this Form 10-K under the heading "Equity Compensation Plan Information."

During the quarter ended September 30, 2007, the Company did not sell any securities which were not registered under the Securities Act of 1933, as amended.

The following table provides information with respect to the shares of common stock we purchased during the three months ended September 30, 2007.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2007 through July 31, 2007	—	$ —	—	10,222,758
August 1, 2007 through August 31, 2007	475,588	$120.64	475,588	9,747,170
September 1, 2007 through September 30, 2007	445,220	$127.73	445,220	9,301,950
Total	**920,808**		**920,808**	

Under our stock repurchase program, we can repurchase shares of the Company's common stock from time to time in the open market and in private transactions in accordance with applicable laws and regulations, including without limitation applicable federal securities laws. From time to time we have announced the existence of the Company's continuing policy of repurchasing shares of its common stock, including announcements made in March 2000, August 2002, May 2003, August 2003, July 2006 and June

2007. From fiscal year 2002 through 2007, our Board of Directors had authorized and approved the repurchase of up to 50.0 million shares under our stock repurchase program, of which 9.3 million shares of our common stock remained available for repurchase at September 30, 2007. Our stock repurchase program is not subject to an expiration date.

During the three months ended March 31, 2007, we repurchased 4.0 million shares of our common stock under an accelerated stock repurchase agreement with an unrelated counterparty, a global investment bank, at an initial price of $116.14 per share or a cash payment totaling $464.6 million. Under the terms of the repurchase agreement, we could either receive or pay a future price adjustment based generally on the daily volume-weighted average prices of our common stock over a period of up to several months. The purchase price adjustment could be settled, at our option, in cash or shares of our common stock. In July 2007, on the settlement date of the repurchase agreement, we paid a price adjustment of $49.1 million in cash to the counterparty. Such purchase price adjustment was recognized as an adjustment to the share repurchase price and recorded as a reduction in stockholders' equity.

From October 1, 2007 through November 27, 2007, the Company repurchased 5,409,674 shares of its common stock for a total cost of $662.5 million.

Item 6. Selected Financial Data.

FINANCIAL HIGHLIGHTS

as of and for the fiscal years ended September 30,	2007	2006	2005	2004	2003
Summary of Operations *(in millions)*					
Operating revenues	$6,205.8	$5,050.7	$4,310.1	$3,438.2	$2,632.1
Net income	1,772.9	1,267.6	1,057.6	706.7	502.8
Financial Data *(in millions)*					
Total assets	$9,943.3	$9,499.9	$8,893.9	$8,227.8	$6,970.7
Long-term debt	162.1	627.9	1,208.4	1,196.4	1,108.9
Stockholders' equity	7,332.3	6,684.7	5,684.4	5,106.8	4,310.1
Operating cash flows	1,673.6	1,277.9	850.0	929.7	536.4
Assets Under Management *(in billions)*					
Ending	$ 645.9	$ 511.3	$ 453.1	$ 361.9	$ 301.9
Simple monthly average	582.0	482.4	410.8	340.2	269.8
Per Common Share					
Earnings					
Basic	$ 7.11	$ 4.97	$ 4.22	$ 2.84	$ 1.98
Diluted	7.03	4.86	4.06	2.75	1.95
Cash dividends	0.60	0.48	2.40	0.34	0.30
Book value	29.87	26.40	22.49	20.45	17.53
Employee Headcount	8,699	7,982	7,156	6,696	6,504

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

In this section, we discuss and analyze the results of operations and financial condition of Franklin Resources, Inc. (the "Company") and its subsidiaries (collectively, "Franklin Templeton Investments"). In addition to historical information, we also make statements relating to the future, called "forward-looking"

statements, which are provided under the "safe harbor" protection of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally written in the future tense and/or are preceded by words such as "will", "may", "could", "expect", "believe", "anticipate", "intend", or other similar words. Moreover, statements that speculate about future events are forward-looking statements. These forward-looking statements involve a number of known and unknown risks, uncertainties and other important factors that could cause the actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. You should carefully review the "Risk Factors" section set forth in Item 1A of this Annual Report on Form 10-K and in any more recent filings with the U. S. Securities and Exchange Commission (the "SEC"), each of which describe these risks, uncertainties and other important factors in more detail. While forward-looking statements are our best prediction at the time that they are made, you should not rely on them. We undertake no obligation, unless required by law, to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this Annual Report on Form 10-K.

Overview

We derive the majority of our operating revenues and net income from providing investment management, fund administration, shareholder services, transfer agency, underwriting, distribution, custodial, trustee and other fiduciary services (collectively "investment management and related services") to retail mutual funds, and to institutional, high net-worth, and separately-managed accounts and other investment products. This is our primary business activity and operating segment. The mutual funds and other products that we offer (collectively "sponsored investment products") are distributed or marketed to the public globally under six distinct names:

- Franklin
- Templeton
- Mutual Series
- Bissett
- Fiduciary Trust
- Darby

We offer a broad range of sponsored investment products under equity, hybrid, fixed-income and money market categories that meet a wide variety of specific investment needs of individual and institutional investors.

The level of our revenues depends largely on the level and relative mix of assets under management. To a lesser degree, our revenues also depend on the level of mutual fund sales and the number of mutual fund shareholder accounts. The fees charged for our services are based on contracts with our sponsored investment products or our clients. These arrangements could change in the future.

Our secondary business and operating segment is banking/finance. Our banking/finance group offers selected private banking services to high net-worth clients, and retail banking, consumer lending and trust services. Our consumer lending activities include automobile lending related to the purchase, securitization, and servicing of retail installment sales contracts originated by independent automobile dealerships, consumer credit and debit cards, real estate equity lines, home equity/mortgage lending and other consumer lending.

In the fiscal year ended September 30, 2007 ("fiscal year 2007"), our investment management and related services operating segment continued to experience record levels of assets under management. In addition to market appreciation, which reflected, among other things, the positive performance of many equity markets globally, this growth resulted from excess sales over redemptions. In part, we attribute the continued positive trend in excess sales over redemptions to the strong relative performance of our product offerings, the successful marketing to and diversification of our client base, and our focus on customer service.

Consistent with the increase in our assets under management, we experienced growth in net income and higher diluted earnings per share in fiscal year 2007, as compared to the fiscal years ended September 30, 2006 ("fiscal year 2006") and September 30, 2005 ("fiscal year 2005").

We expect to continue focusing on our core strategies of expanding our assets under management and related operations internationally, seeking positive investment performance, protecting and furthering our brand recognition, developing and maintaining broker/dealer and client loyalties, providing a high level of customer service and closely monitoring costs, while also developing our "human capital" base and our systems and technology. The continued success of these strategies in the future is dependent on various factors, including the relative performance of our sponsored investment products, product innovations by our competitors, and changes in consumer preferences.

Results of Operations

(dollar amounts in millions except per share data)

for the fiscal years ended September 30,	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Net Income	$1,772.9	$1,267.6	$1,057.6	40%	20%
Earnings Per Common Share					
Basic	$ 7.11	$ 4.97	$ 4.22	43%	18%
Diluted	7.03	4.86	4.06	45%	20%
Operating Margin[1]	33%	32%	30%		

[1] Defined as operating income divided by total operating revenues.

Net income increased 40% in fiscal year 2007. This was primarily due to increased fees for providing investment management and fund administration services ("investment management fees") reflecting a 21% increase in our simple monthly average assets under management, and a 97% increase in other income, net primarily due to an increase in realized gains on sale of investments and higher gains from our consolidated sponsored investment products. These increases were partially offset by higher compensation and benefits expenses.

Diluted earnings per share increased 45% in fiscal year 2007 consistent with the increase in net income and a decrease in diluted weighted-average common stock outstanding. Diluted weighted-average common stock outstanding was higher in fiscal year 2006 than in fiscal year 2007 primarily due to the repurchases of shares of our common stock and the conversion of Liquid Yield Notes ("zero coupon convertible senior notes") into shares of our common stock during fiscal year 2006.

Net income and diluted earnings per share increased 20% in fiscal year 2006, as compared to fiscal year 2005. These increases were primarily due to increased investment management fees and underwriting and distribution fees, each consistent with a 17% increase in our simple monthly average assets under management and higher gross sales on which commissions are earned. These increases were partially offset

by higher underwriting and distribution, and compensation and benefits expenses, as well as higher taxes on income, reflecting an income tax charge of $105.5 million recorded in fiscal year 2006 related to repatriated earnings of our non-U.S. subsidiaries under the Jobs Act.

Assets Under Management

(dollar amounts in billions)

as of the fiscal years ended September 30,	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Equity					
Global/international	$286.7	$217.6	$185.7	32%	17%
Domestic (U.S.)	100.5	84.4	77.9	19%	8%
Total equity	387.2	302.0	263.6	28%	15%
Hybrid	117.2	90.6	78.4	29%	16%
Fixed-Income					
Tax-free	59.0	55.6	53.8	6%	3%
Taxable					
Global/international	43.0	24.4	18.7	76%	30%
Domestic (U.S.)	31.8	32.4	32.7	(2)%	(1)%
Total fixed-income	133.8	112.4	105.2	19%	7%
Money Market	7.7	6.3	5.9	22%	7%
Total	$645.9	$511.3	$453.1	**26%**	**13%**
Simple Monthly Average for the Year[2]	**$582.0**	**$482.4**	**$410.8**	**21%**	**17%**

[2] Investment management fees from approximately 57% of our assets under management at September 30, 2007 were calculated using daily average assets under management.

Our assets under management at September 30, 2007 were $645.9 billion, 26% higher than they were at the same time last year primarily due to market appreciation of $95.2 billion and excess sales over redemptions of $46.6 billion during fiscal year 2007. Simple monthly average assets under management, which are generally more indicative of trends in revenue for providing investment management and fund administration services ("investment management services") than the year over year change in ending assets under management, increased by 21% during fiscal year 2007, as compared to fiscal year 2006.

The simple monthly average mix of assets under management is shown below.

for the fiscal years ended September 30,	2007	2006	2005
Equity	60%	59%	57%
Hybrid	18%	17%	17%
Fixed-income	21%	23%	25%
Money market	1%	1%	1%
Total	**100%**	**100%**	**100%**

The following table presents industry asset-weighted average management fee rates[3]. Our actual effective investment management fee rates may vary from these rates.

for the fiscal years ended September 30,	Industry Average 2007	Industry Average 2006	Industry Average 2005
Equity			
Global/international	0.63%	0.67%	0.72%
Domestic (U.S.)	0.47%	0.50%	0.54%
Hybrid	0.38%	0.38%	0.44%
Fixed-Income			
Tax-free	0.38%	0.40%	0.41%
Taxable			
Global/international	0.55%	0.56%	0.57%
Domestic (U.S.)	0.37%	0.39%	0.43%
Money Market	0.22%	0.24%	0.25%

3 Industry asset-weighted average management fee rates were calculated using information available from Lipper® Inc. at September 30, 2007 and include all U.S.-based, open-ended funds that reported expense data to Lipper® Inc. as of the funds' most recent annual report date, and for which expenses were equal to or greater than zero. As defined by Lipper® Inc., management fees include fees from providing advisory and fund administration services. The averages combine retail and institutional funds data and include all share classes and distribution channels, without exception. Variable annuity products are not included.

Our effective investment management fee rate (investment management fees divided by simple monthly average assets under management) was 0.614% for fiscal years 2007 and 2006. The effective investment management fee rate remained unchanged primarily due to the favorable change in the mix of assets under management, resulting from higher excess sales over redemptions and greater appreciation of equity and hybrid products as compared to fixed-income products, which was offset by a decrease in performance fees resulting from the divestiture of assets under management of a former subsidiary at October 1, 2006. Generally, investment management fees earned on equity and hybrid products are higher than fees earned on fixed-income products.

For fiscal year 2006, our effective investment management fee rate increased to 0.614% from 0.598% in fiscal year 2005. Higher excess sales over redemptions and greater appreciation for equity and hybrid products as compared to fixed-income products, and an increase in performance fees, led to this increase in the effective investment management fee rate.

Assets under management by sales region were as follows:

(dollar amounts in billions)

as of the fiscal years ended September 30,	2007	% of Total	2006	% of Total	2005	% of Total
United States	$460.8	71%	$381.9	75%	$343.5	76%
Europe	82.5	13%	55.1	11%	46.4	10%
Asia-Pacific	53.0	8%	35.0	7%	26.4	6%
Canada	47.9	8%	37.8	7%	33.9	7%
Other	1.7	0%	1.5	0%	2.9	1%
Total	**$645.9**	**100%**	**$511.3**	**100%**	**$453.1**	**100%**

As shown in the table, approximately 71% of our assets under management at September 30, 2007 originated from our U.S. sales region. In addition, approximately 65% of our operating revenues originated from our U.S. operations in fiscal year 2007. Due to the global nature of our business operations, investment management and related services may be performed in locations unrelated to the sales region.

Components of the change in our assets under management were as follows:

(dollar amounts in billions) for the fiscal years ended September 30,	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Beginning assets under management	$ 511.3	$ 453.1	$361.9	13%	25%
Sales	185.6	128.8	122.5	44%	5%
Reinvested distributions	20.7	13.9	8.3	49%	67%
Redemptions	(139.0)	(116.6)	(86.5)	19%	35%
Distributions	(25.9)	(17.3)	(10.8)	50%	60%
(Dispositions) acquisitions	(2.0)	0.2	0.1	N/A	100%
Appreciation	95.2	49.2	57.6	93%	(15)%
Ending Assets Under Management	**$ 645.9**	**$ 511.3**	**$453.1**	**26%**	**13%**

Excess sales over redemptions were $46.6 billion in fiscal year 2007 as compared to $12.2 billion in fiscal year 2006 and $36.0 billion in fiscal year 2005. Our products experienced $95.2 billion in appreciation in fiscal year 2007 primarily related to our equity products, as compared to $49.2 billion in fiscal year 2006 and $57.6 billion in fiscal year 2005. Dispositions in fiscal year 2007 included the divestiture of assets under management of a former subsidiary at October 1, 2006.

On April 3, 2006, we acquired a further 0.2% ownership interest in Bradesco Templeton Asset Management Ltda., ("BTAM"), a Brazilian joint venture, in addition to the 49.9% ownership interest that we already held, resulting in the addition of BTAM's total assets under management as of the acquisition date of $0.2 billion. In July 2006, we completed the purchase of all of the remaining interests in BTAM, and changed its name to Franklin Templeton Investimentos (Brasil) Ltda. On January 1, 2005, we acquired the general partner of the Dresdner Kleinwort Benson Emerging Europe Fund, L.P., a private equity fund focused on Central and Eastern Europe, which added $0.1 billion in assets under management as of the acquisition date.

Operating Revenues

The table below presents the percentage change in each revenue category and the percentage of total operating revenues represented by each revenue category.

	Percentage Change		Percentage of Total Operating Revenues		
for the fiscal years ended September 30,	2007 vs. 2006	2006 vs. 2005	2007	2006	2005
Investment management fees	21%	21%	58%	59%	57%
Underwriting and distribution fees	30%	15%	37%	35%	36%
Shareholder servicing fees	7%	2%	4%	5%	6%
Consolidated sponsored investment products income, net	1%	75%	—	—	—
Other, net	9%	2%	1%	1%	1%
Total Operating Revenues	**23%**	**17%**	**100%**	**100%**	**100%**

Investment Management Fees

Investment management fees accounted for 58% of our operating revenues in fiscal year 2007, as compared to 59% in fiscal year 2006 and 57% in fiscal year 2005. Investment management fees are generally calculated under contractual arrangements with our sponsored investment products as a percentage of the market value of assets under management. Annual rates vary by investment objective and type of services provided.

Investment management fees increased 21% in fiscal year 2007 consistent with a 21% increase in simple monthly average assets under management and a relatively unchanged effective investment management fee rate.

Investment management fees increased 21% in fiscal year 2006 consistent with a 17% increase in simple monthly average assets under management and an increase in our effective investment management fee rate resulting from a shift in simple monthly average mix of assets under management from fixed-income products towards equity products, which generally carry higher investment management fees than fixed-income products, and an increase in performance fees.

Underwriting and Distribution Fees

We earn underwriting fees from the sale of certain classes of sponsored investment products on which investors pay a sales commission at the time of purchase. Sales commissions are reduced or eliminated on some share classes and for some sale transactions depending upon the amount invested and the type of investor. Therefore, underwriting fees will change with the overall level of gross sales, the size of individual transactions, and the relative mix of sales between different share classes and types of investors.

Globally, our mutual funds and certain other products generally pay distribution fees in return for sales, marketing and distribution efforts on their behalf. Specifically, the majority of U.S.-registered mutual funds, with the exception of certain of our money market mutual funds, have adopted distribution plans (the "Plans") under Rule 12b-1 promulgated under the Investment Company Act of 1940, as amended ("Rule 12b-1"). The Plans permit the mutual funds to bear certain expenses relating to the distribution of their shares, such as expenses for marketing, advertising, printing and sales promotion, subject to the Plans' limitations on amounts. The individual Plans set a percentage limit for Rule 12b-1 expenses based on average daily net assets under management of the mutual fund. Similar arrangements exist for the distribution of our non-U.S. funds and where, generally, the distributor of the funds in the local market arranges for and pays commissions.

We pay a significant portion of underwriting and distribution fees to the financial advisers and other intermediaries who sell our sponsored investment products to the public on our behalf. See the description of underwriting and distribution expenses below.

Overall, underwriting and distribution fees increased 30% in fiscal year 2007. Underwriting fees increased 36% primarily due to a 44% increase in gross product sales, including product sales that do not generate underwriting and distribution revenues. Distribution fees increased 26% consistent with a 21% increase in simple monthly average assets under management and an increase in equity products as compared to fixed-income products in the simple monthly average mix of assets under management. Distribution fees are generally higher for equity products, as compared to fixed-income products.

Underwriting and distribution fees increased 15% in fiscal year 2006. Underwriting fees increased 5% consistent with a 5% increase in gross product sales. Distribution fees increased 21% consistent with a 17% increase in simple monthly average assets under management and a change in the asset and share class mix.

Shareholder Servicing Fees

Shareholder servicing fees are generally fixed charges per shareholder account that vary with the particular type of fund and the service being rendered. In some instances, sponsored investment products are charged these fees based on the level of assets under management. We receive fees as compensation for providing transfer agency services, which include providing customer statements, transaction processing,

customer service, and tax reporting. In the United States, transfer agency service agreements provide that accounts closed in a calendar year generally remain billable at a reduced rate through the second quarter of the following calendar year. In Canada, such agreements provide that accounts closed in the calendar year remain billable for four months after the end of the calendar year. Accordingly, the level of fees will vary with the growth in new accounts and the level of closed accounts that remain billable.

Approximately 300 thousand accounts closed in Canada during calendar year 2006 and were no longer billable effective May 1, 2007, as compared to approximately 358 thousand accounts closed during calendar year 2005 that were no longer billable effective May 1, 2006. Approximately 1.5 million accounts closed in the U.S. during calendar year 2006 and were no longer billable effective July 1, 2007, as compared to approximately 1.6 million accounts closed during calendar year 2005 that were no longer billable effective July 1, 2006.

Shareholder servicing fees increased 7% in fiscal year 2007 and 2% in fiscal year 2006. The increases reflect a 14% increase and a 7% increase, respectively, in simple monthly average billable shareholder accounts, partially offset by a shift to shareholder accounts that are billable at a lower rate, including shareholder accounts originated in Asia.

Consolidated Sponsored Investment Products Income, Net

Consolidated sponsored investment products income, net reflects the net investment income, including dividends received, of sponsored investment products consolidated under Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standard No. 94, "Consolidation of All Majority-Owned Subsidiaries and FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities ("FIN 46R").

Consolidated sponsored investment products income, net increased 1% in fiscal year 2007 and 75% in fiscal year 2006. The fluctuation in the consolidated sponsored investment products income, net, reflects the investment performance and the net assets size of the specific sponsored investment products that we consolidate.

Other, Net

Other, net primarily consists of revenues from the banking/finance operating segment as well as income from custody services. Revenues from the banking/finance operating segment include interest income on loans, servicing income, and investment income on banking/finance investment securities, and are reduced by interest expense and the provision for loan losses.

Other, net increased 9% in fiscal year 2007 primarily due to higher securitization gains relating to securitizations of automobile loans in October 2006 and April 2007, interest income on debt securities, and servicing fees from automobile loans, partially offset by a decrease in interest income related to our consumer lending business.

Other, net increased 2% in fiscal year 2006 due to higher interest income on automobile loans and investments, partially offset by an increase in interest expense related to deposits and our financing of the automobile lending program, as well as an increase in the provision for loan losses primarily related to our automobile portfolio.

Operating Expenses

The table below presents the percentage change in each expense category and the percentage of total operating expenses represented by each expense category.

for the fiscal years ended September 30,	Percentage Change		Percentage of Total Operating Expenses		
	2007 vs. 2006	2006 vs. 2005	2007	2006	2005
Underwriting and distribution	32%	17%	52%	48%	47%
Compensation and benefits	15%	8%	26%	27%	29%
Information systems, technology and occupancy	5%	5%	8%	9%	9%
Advertising and promotion	21%	14%	5%	5%	4%
Amortization of deferred sales commissions	22%	6%	4%	4%	4%
Impairment of intangible assets	(100)%	N/A	—	2%	—
Provision for governmental investigations, proceedings and actions, net	—	(100)%	—	—	1%
Other	27%	11%	5%	5%	6%
Total Operating Expenses	**21%**	**13%**	**100%**	**100%**	**100%**

Underwriting and Distribution

Underwriting and distribution expenses include expenses payable to financial advisers and other third parties for providing sales, marketing and distribution services to investors in our sponsored investment products. Underwriting and distribution expenses increased 32% in fiscal year 2007 and 17% in fiscal year 2006 consistent with similar trends in underwriting and distribution revenues. Underwriting and distribution expenses for fiscal year 2007 included a one-time distribution charge of $12.7 million related to the termination of certain limited partnerships in Canada.

Compensation and Benefits

Compensation and benefit expenses increased 15% in fiscal year 2007 primarily due to an increase in bonus expense, including bonus expense under the Amended and Restated Annual Incentive Compensation Plan (the "AIP"), pursuant to which bonus awards have been made, based, in part, on our performance. The increase also reflected our annual merit salary adjustments that were effective December 1, 2006 and higher staffing levels. In fiscal year 2007, we recorded additional charges to compensation and benefits for the repurchase of stock-based compensation awards that previously had been recognized as a charge to capital in excess of par value, and for certain employee costs incurred in a business combination that previously had been recognized as goodwill, partially offset by a reduction to compensation and benefit expenses for a previously unrecognized receivable for the estimated refundable portion of workers' compensation premiums. The impact of these adjustments resulted in an additional non-cash charge of $16.4 million pre-tax to compensation and benefits in fiscal year 2007. We continued to experience a decrease in stock option expense in fiscal year 2007, as compared to prior fiscal year as no new awards have been granted since November 2004.

Compensation and benefit expenses increased 8% in fiscal year 2006 primarily as a result of our annual merit salary adjustments that were effective December 1, 2005 and higher staffing levels. Compensation and benefit expenses for fiscal year 2006 also included additional expenses related to stock options and the 1998 Employee Stock Investment Plan resulting from our adoption of FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), as well as an increase in other

employee benefits. These increases were partially offset by a decline in expense related to certain performance-based bonus plans outside of our Amended and Restated Annual Incentive Compensation Plan.

We continue to place a high emphasis on our pay for performance philosophy. As such, any changes in the underlying performance of our sponsored investment products or changes in the composition of our incentive compensation offerings could have an impact on compensation and benefits going forward. However, in order to attract and retain talented individuals, our level of compensation and benefits may increase more quickly or decrease more slowly than our revenue. We employed approximately 8,700 people at September 30, 2007 as compared to approximately 8,000 at September 30, 2006.

Information Systems, Technology and Occupancy

Information systems, technology and occupancy costs increased 5% in fiscal year 2007 primarily due to an increase in external data services costs, technology supplies and software, and higher occupancy costs related to our existing offices worldwide as well as global expansion.

Information systems, technology and occupancy costs increased 5% in fiscal year 2006 primarily due to higher occupancy costs related to global expansion and an increase in external data services costs, software and technology consulting. These increases were partially offset by a continued decrease in depreciation levels associated with a decline in the number and scope of technology projects that were completed and that were therefore subject to amortization.

Details of capitalized information systems and technology costs, which exclude occupancy costs, are shown below.

(in millions)

for the fiscal years ended September 30,	2007	2006	2005
Net carrying amount at beginning of period	$ 44.9	$ 42.7	$ 51.3
Additions during period, net of disposals and other adjustments	42.0	26.1	21.3
Amortization during period	(25.3)	(23.9)	(29.9)
Net Carrying Amount at End of Period	**$ 61.6**	**$ 44.9**	**$ 42.7**

Advertising and Promotion

Advertising and promotion expenses increased 21% in fiscal year 2007 and 14% in fiscal year 2006 primarily due to an increase in marketing support payments made to intermediaries who sell our sponsored investment products to the public on our behalf in the United States.

We are committed to investing in advertising and promotion in response to changing business conditions, and in order to advance our products where we see continued or potential new growth opportunities, which means that the level of advertising and promotion expenditures may increase more rapidly, or decrease more slowly, than our revenues. In addition to potential changes in our strategic marketing campaigns, advertising and promotion may also be impacted by changes in levels of sales and assets under management that affect marketing support payments made to the distributors of our sponsored investment products.

Amortization of Deferred Sales Commissions

Certain fund share classes sold globally, including Class C and Class R shares marketed in the United States, are sold without a front-end sales charge to shareholders, although our distribution subsidiaries pay a

commission on the sale. In addition, certain share classes, such as Class A shares sold in the United States, are sold without a front-end sales charge to shareholders when minimum investment criteria are met although our distribution subsidiaries pay a commission on these sales. We defer all up-front commissions paid by our distribution subsidiaries and amortize them over 12 months to 8 years depending on share class or financing arrangements.

The U.S. funds that had offered Class B shares and carried a deferred sales charge arrangement ceased offering these shares to new investors and existing shareholders effective during the quarter ended March 31, 2005. Existing Class B shareholders may continue to exchange shares into Class B shares of different funds and they may also continue to reinvest dividends on Class B shares in additional Class B shares.

Historically, Class B and certain of our Class C deferred commission assets ("DCA") arising from our U.S., Canadian and European operations have been financed through transfers to or other arrangements with Lightning Finance Company Limited ("LFL"), a company registered in Ireland in which we hold a 49% ownership interest. In December 2005, LFL transferred substantially all of its DCA to Lightning Asset Finance Limited ("LAFL"), an Irish special purpose vehicle formed in December 2005, in which we also hold a 49% ownership interest. LAFL was formed for the sole purpose of acquiring and holding substantially all of the DCA owned by LFL as of December 29, 2005. The holder of the 51% ownership interests in both LFL and LAFL is a subsidiary of an international banking institution which is not affiliated with the Company. As of December 2005, our DCA have been financed generally by an independent third party.

Under the U.S arrangements, the funds contract with our U.S. distributor, which in turn contracted with LFL. As a result, we maintain a significant interest in both LFL and LAFL and continue to carry the DCA on our Consolidated Balance Sheets until these assets are amortized or sold by LAFL. Neither we nor our distribution subsidiaries retain any direct ownership interest in the DCA, and, therefore, the DCA are not available to satisfy claims of our creditors or those of our distribution subsidiaries.

In contrast to the U.S. arrangements, the arrangements outside the United States are, in most cases, direct agreements with our Canadian and European sponsored investment products, and, as a result, we do not record DCA from these sources in our Consolidated Financial Statements.

Amortization of deferred sales commissions increased 22% in fiscal year 2007 and 6% in fiscal year 2006. The increases were consistent with increases in product sales that carry deferred commission charges primarily related to the U.S. and Canadian funds.

Impairment of Intangible Assets

During the quarter ended December 31, 2006, we completed our most recent annual impairment test of goodwill and indefinite-lived intangible assets under the guidance set out in FASB Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and we determined that there was no impairment to these assets as of October 1, 2006. No impairment loss in the fair value of intangible assets subject to amortization was recognized during fiscal year 2007.

During the quarter ended March 31, 2006, Fiduciary Trust implemented a plan of reorganization designed to emphasize its distinct high net-worth brand and to pursue further integration opportunities within Franklin Templeton Investments for its institutional business line. These changes to Fiduciary Trust's business required us to review the carrying value of acquired customer base intangible assets of Fiduciary Trust. As a result of these changes, we recorded a $68.4 million non-cash impairment charge to customer base definite-lived intangible assets of Fiduciary Trust in the quarter ended March 31, 2006.

Provision for Governmental Investigations, Proceedings and Actions, Net

In fiscal year 2005, we recognized charges to income aggregating to $42.0 million ($26.5 million, net of taxes) and we received $8.4 million from our insurance provider for certain legal costs we incurred associated with previously disclosed governmental investigations, proceedings and actions.

Other Operating Expenses

Other operating expenses primarily consist of professional fees, fund administration services and shareholder servicing fees payable to external parties, corporate travel and entertainment, and other miscellaneous expenses.

Other operating expenses increased 27% in fiscal year 2007 primarily due to higher litigation costs, an increase in fund administration services fees payable to external parties and an increase in consulting and professional fees, including additional costs related to the distribution of market timing settlements.

Other operating expenses increased 11% in fiscal year 2006 primarily due to an increase in fund administration services fees payable to external parties, an increase in corporate travel and entertainment, higher costs associated with the resolution of nominal transaction or operational claims, and higher consulting and professional fees. These increases were partially offset by a decrease in legal fees, partially due to a decline in costs incurred and reimbursements from our insurance carrier related to governmental investigations, proceedings and actions.

Other Income (Expenses)

Other income (expenses) includes net realized and unrealized investment gains (losses) on consolidated sponsored investment products, investment and other income, net and interest expense. Investment and other income, net is comprised primarily of income related to our investments, including dividends, interest income, realized gains and losses and income from investments accounted for using the equity method of accounting, as well as minority interest in less than wholly-owned subsidiaries and sponsored investments products that we consolidate and foreign currency exchange gains and losses.

Other income (expenses) increased 97% in fiscal year 2007 primarily due to an increase in realized gains on sale of investments, higher gains on our consolidated sponsored investment products and an increase in income from investments accounted for using the equity method of accounting.

Other income (expenses) increased 53% in fiscal year 2006 primarily due to an increase in interest income, dividends and realized gains from our investments, as well as a decline in interest expense on our debt. These increases were partially offset by an increase in minority interest in less than wholly-owned subsidiaries, net realized and unrealized foreign exchange losses from our non-U.S. operations, and an other-than-temporary decline in value in certain of our long-term investments.

Taxes on Income

As a multi-national corporation, we provide investment management and related services to a wide range of international sponsored investment products, often managed from locations outside the United States. Some of these jurisdictions have lower tax rates than the United States. The mix of pre-tax income (primarily from our investment management and related services business) subject to these lower rates, when aggregated with income originating in the United States, produces a lower overall effective income tax rate than existing U.S. federal and state income tax rates.

Our effective income tax rate for fiscal year 2007 decreased to 28.08%, as compared to 30.94% in fiscal year 2006 and 25.56% in fiscal year 2005. The decrease in fiscal year 2007 was primarily due to absence of an income tax charge of $105.5 million related to repatriated earnings of our non-U.S. subsidiaries under the Jobs Act recorded in fiscal year 2006, partially offset by increases in income tax liabilities in certain U.S. state and local tax jurisdictions. Income taxes were provided at a reduced rate for fiscal year 2005 primarily due to a favorable U.S. state tax ruling, obtained in fiscal year 2005, which resulted in a refund of tax from multiple prior years. The effective income tax rate for future reporting periods will continue to reflect the relative contributions of non-U.S. earnings that are subject to reduced tax rates and that are not currently included in U.S. taxable income.

Liquidity and Capital Resources

The following table summarizes certain key financial data relating to our liquidity, and sources and uses of capital:

(in millions)

as of and for the fiscal years ended September 30,	2007	2006	2005
Balance Sheet Data			
Assets			
Liquid assets	$ 5,814.6	$5,347.8	$4,814.4
Cash and cash equivalents	3,584.2	3,613.1	3,152.2
Liabilities			
Commercial paper	$ —	$ 168.1	$ 169.4
Medium term notes	420.0	420.0	420.0
Variable funding notes	240.8	232.3	239.2
Convertible notes	—	—	540.1
Other long-term debt	162.1	207.9	248.3
Total debt	$ 822.9	$1,028.3	$1,617.0
Cash Flow Data			
Operating cash flows	$ 1,673.6	$1,277.9	$ 850.0
Investing cash flows	(306.2)	36.5	(257.6)
Financing cash flows	(1,449.2)	(853.4)	(357.5)

Liquid assets consist of cash and cash equivalents, current receivables, and current investments (trading, available-for-sale and other). Cash and cash equivalents include cash on hand, debt instruments with maturities of three months or less at the purchase date and other highly liquid investments that are readily convertible into cash, including money market funds. Cash and cash equivalents at September 30, 2007 decreased from September 30, 2006 primarily due to net cash usage in financing and investing activities, partially offset by an increase in operating cash flows. At September 30, 2007, the percentage of cash and cash equivalents held by our U.S. and non-U.S. operations were approximately 57% and 43% as compared to approximately 79% and 21% at September 30, 2006.

The decrease in total debt outstanding from September 30, 2006 primarily relates to the repayment of commercial paper with a face value of $170.0 million at maturity in fiscal year 2007 and the decline in the other long-term liability recognized in relation to the U.S. DCA originally financed by LFL.

We experienced higher operating cash flows in fiscal year 2007, as compared to fiscal year 2006, primarily due to higher net income and higher proceeds from the securitization of loans held for sale, partially offset by higher origination of loans held for sale. In fiscal year 2007, we experienced net cash outflows in investing activities, as compared to net cash inflows in fiscal year 2006, primarily due to acquisition transactions relating to certain Indian subsidiaries as well as an excess purchase of investments

over liquidations. Net cash used in financing activities increased in fiscal year 2007, as compared to fiscal year 2006, primarily due to an increase in common stock repurchases, an increase in repayments of debt, net of origination, and a decrease in bank deposits.

Capital Resources

We believe that we can meet our present and reasonably foreseeable operating cash needs and future commitments through existing liquid assets, continuing cash flows from operations, borrowing capacity under current credit facilities and the ability to issue debt or equity securities. In particular, we expect to finance future investment in our banking/finance activities through operating cash flows, debt, increased deposit base, and the securitization of a portion of the receivables from consumer lending activities.

At September 30, 2007, we had $420.0 million available under a Five Year Facility Credit Agreement with certain banks and financial institutions expiring in the fiscal year ending September 30, 2010 and $500.0 million of commercial paper also available for issuance. In addition, at September 30, 2007, our banking/finance operating segment had $350.0 million in available uncommitted short-term bank lines of credit under the Federal Reserve Funds system and an aggregate of $135.0 million in available secured line of credit with the Federal Reserve Bank discount window and Federal Home Loan Bank short-term borrowing capacity.

Our ability to access the capital markets in a timely manner depends on a number of factors including our credit rating, the condition of the global economy, investors' willingness to purchase our securities, interest rates, credit spreads and the valuation levels of equity markets. In extreme circumstances, we might not be able to access this liquidity readily.

Our banking/finance operating segment finances its automobile lending business primarily by issuing variable funding notes (the "variable funding notes") under a one-year revolving $250.0 million variable funding note warehouse credit facility and with inter-segment loans. This facility was originally entered into in March 2005, and subsequently extended for additional one-year terms in March 2006 and March 2007. The variable funding notes issued under this facility are payable to certain administered conduits and are secured by cash and a pool of automobile loans that meet or are expected to meet certain eligibility requirements. Credit enhancements for the variable funding notes require us to provide, as collateral, loans held for sale with a fair value in excess of the principal amount of the variable funding notes, as well as to hold in trust additional cash balances to cover certain shortfalls. In addition, we provide a payment provider commitment in an amount not to exceed 4.66% of the pool balance. We also enter into interest-rate swap agreements, accounted for as freestanding derivatives, intended to mitigate the interest-rate risk between the fixed interest rate on the pool of automobile loans and the floating interest rate being paid on the variable funding notes. We currently expect to renew or replace the variable funding warehouse credit facility upon its expiration. Our ability to access the securitization and capital markets will directly affect our plans to finance the automobile loan portfolio in the future.

In April 2007, we sold Templeton Funds Annuity Company, a wholly-owned subsidiary and a life insurance company, for approximately $14.5 million in cash and recorded a pre-tax gain of approximately $3.0 million. Approximately $11.5 million of the cash proceeds was recognized in net cash provided by operating activities in the Consolidated Statement of Cash Flows in fiscal year 2007.

Uses of Capital

We expect that the main uses of cash will be to expand our core business, make strategic acquisitions, acquire shares of our common stock, fund property and equipment purchases, pay operating expenses of the

business, enhance technology infrastructure and business processes, pay stockholder dividends and repay and service debt.

We continue to look for opportunities to control our costs and expand our global presence. In this regard, in fiscal year 2005 we entered into a commitment to acquire land and build a campus in Hyderabad, India, to establish support services for several of our global functions. Our estimated total cost to complete the campus at September 30, 2007 was $75.0 million, of which $57.7 million had been incurred as of this date. We inaugurated the opening of the campus in January 2007 and expect to complete the construction of an additional building in fiscal year 2008.

In April 2007, we acquired the remaining 25% interest in our joint ventures in India, Franklin Templeton Asset Management (India) Private Limited and Franklin Templeton Trustee Services Private Limited, from an unrelated third party for approximately $89.7 million.

During fiscal year 2007, we paid regular cash dividends of $142.7 million.

During fiscal year 2007, we repaid commercial paper with a face value of $170.0 million at maturity.

The five-year senior notes due April 15, 2008 totaling $420.0 million ("medium term notes") were reclassified from long-term debt to current maturities of long-term debt as the contractual maturity of the notes is less than one year from the balance sheet date. We currently expect to repay the medium term notes at the scheduled maturity date.

We maintain a stock repurchase program to manage our equity capital with the objective of maximizing shareholder value. Our stock repurchase program is affected through regular open-market purchases and private transactions in accordance with applicable laws and regulations. During fiscal year 2007, we repurchased 10.1 million shares of our common stock at a cost of $1,288.7 million. The common stock repurchases made as of September 30, 2007 reduced our capital in excess of par value to nil and the excess amount was recognized as a reduction to retained earnings. At September 30, 2007, approximately 9.3 million shares of our common stock remained available for repurchase under our stock repurchase program. Our stock repurchase program is not subject to an expiration date.

From October 1, 2007 through November 27, 2007, the Company repurchased 5,409,674 shares of its common stock for a total cost of $662.5 million.

Contractual Obligations and Commercial Commitments

Contractual Obligations and Commitments

The following table summarizes contractual cash obligations and commitments. We believe that we can meet these obligations and commitments through existing liquid assets, continuing cash flows from operations and borrowing capacity under current credit facilities.

(in millions)	Payments Due by Period				
as of the fiscal year ended September 30, 2007	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Non-current debt	$ 162.1	$ 42.6	$ 81.2	$ 37.4	$ 0.9
Operating leases[4]	371.7	47.0	86.0	79.5	159.2
Purchase obligations[5]	346.6	129.5	101.1	65.4	50.6
Total Contractual Obligations	880.4	219.1	268.3	182.3	210.7
Loan origination commitments	232.9	193.9	0.5	14.2	24.3
Capital contribution commitments[6]	64.5	31.5	14.7	13.9	4.4
Total Contractual Obligations and Commitments	**$1,177.8**	**$444.5**	**$283.5**	**$210.4**	**$239.4**

4 Operating lease obligations are presented net of future receipts on contractual sublease arrangements totaling $18.0 million as of September 30, 2007.

5 Purchase obligations include contractual amounts that will be due to purchase goods and services to be used in our operations and may be cancelled at earlier times than those indicated under certain conditions that may include termination fees. In particular, under an agreement to outsource the operations of our data centers (including responsibility for processing data and managing the centers), which we can terminate at any time, we estimated that the termination fee payable in October 2007, not including costs associated with assuming equipment leases, would approximate $4.8 million and would decrease each month thereafter, reaching a minimum termination charge of approximately $2.2 million in July 2008.

6 Capital contribution commitments relate to our contractual commitments to fund certain of our sponsored investment products.

Contingent Obligations

In relation to the automobile loan securitization transactions that we have entered into with a number of qualified special purpose entities, we are obligated to cover shortfalls in amounts due to note holders up to certain levels as specified in the related agreements. At September 30, 2007, the maximum potential amount of future payments related to these obligations was $43.3 million and the fair value of obligations arising from automobile securitization transactions entered into subsequent to December 31, 2002 reflected on our Consolidated Balance Sheet at September 30, 2007 were not significant.

At September 30, 2007, the banking/finance operating segment had issued financial standby letters of credit totaling $2.6 million on which beneficiaries would be able to draw upon in the event of non-performance by our customers, primarily in relation to lease and lien obligations of these banking customers. These standby letters of credit were secured by marketable securities with a fair value of $2.8 million at September 30, 2007.

Off-Balance Sheet Arrangements

As discussed above, we hold a 49% ownership interest in LFL and LAFL and we account for the ownership interest in these companies using the equity method of accounting. As of September 30, 2007, LFL had approximately $11.0 million in total assets and our exposure to loss related to LFL was limited to the carrying value of our investment, and interest and fees receivable totaling approximately $1.1 million.

As of September 30, 2007, LAFL had approximately $331.6 million in total assets and our maximum exposure to loss related to LAFL totaled approximately $163.7 million. We recognized pre-tax income of approximately $3.7 million and $7.4 million for our share of LFL's and LAFL's net income in fiscal years 2007 and 2006. Due to our significant interest in LAFL, we continue to carry on our balance sheet the DCA generated in the United States until these assets are amortized or sold by LAFL. Neither we nor our distribution subsidiaries retain any direct ownership interest in the DCA, and, therefore, the DCA are not available to satisfy claims of our creditors or those of our distribution subsidiaries.

As discussed above, our banking/finance operating segment periodically enters into automobile loan securitization transactions with qualified special purpose entities, which then issue asset-backed securities to private investors (see Note 9 – Securitization of Loans Held for Sale in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K). Our main objective in entering into these securitization transactions is to obtain financing for automobile loan activities. Securitized loans held by the securitization trusts totaled $749.8 million at September 30, 2007 and $514.8 million at September 30, 2006.

The Company, in its role as agent or trustee, facilitates the settlement of investor share purchase, redemption, and other transactions with affiliated mutual funds. The Company is appointed by the affiliated mutual funds as agent or trustee to manage, on behalf of the affiliated mutual funds, bank deposit accounts that contain only (i) cash remitted by investors to the affiliated mutual funds for the direct purchase of fund shares, or (ii) cash remitted by the affiliated mutual funds for direct delivery to the investors for either the proceeds of fund shares liquidated at the investors' direction, or dividends and capital gains earned on fund shares. As of September 30, 2007 and 2006, we held cash of approximately $170.2 million and $160.5 million off-balance sheet in agency or trust for investors and the affiliated mutual funds.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that impact our financial position and results of operations. These estimates and assumptions are affected by our application of accounting policies. Below we describe certain critical accounting policies that we believe are important to understanding our results of operations and financial position. For additional information about our accounting policies, please refer to Note 1 – Significant Accounting Policies in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K.

Goodwill and Other Intangible Assets

We make significant estimates and assumptions when valuing goodwill and other intangible assets in connection with the initial purchase price allocation of an acquired entity, as well as when evaluating impairment of goodwill and other intangible assets on an ongoing basis.

In accordance with SFAS 142, goodwill is tested for impairment annually at the same time every year and when an event occurs or circumstances change that more likely than not reduce the fair value of a reporting unit below its carrying amount. SFAS 142 also requires indefinite-lived intangible assets to be tested for impairment annually and when events or changes in circumstances indicate the asset might be impaired. We perform annual impairment tests in the first quarter of each fiscal year.

Goodwill is tested for impairment utilizing a two-step process. The first step requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is

not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. In estimating the fair value of the reporting units, we use valuation techniques based on discounted cash flow projections and models similar to those employed in analyzing the purchase price of an acquisition target.

Indefinite-lived intangible asset impairment is indicated when the carrying amount of the intangible asset exceeds its fair value. In estimating the fair value of indefinite-lived intangible assets, we use valuation techniques based on discounted cash flow projections to be derived from these assets.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we test definite-lived intangible assets subject to amortization for impairment when there is an indication that the carrying amount of the asset may not be recoverable. Impairment is indicated when the carrying amount of the asset exceeds its fair value. In estimating the fair value of intangible assets subject to amortization, we use valuation techniques based on undiscounted cash flow projections, without interest charges, to be derived from these assets.

In performing our impairment analyses, we use certain assumptions and estimates, including those related to discount rates and the expected future period of cash flows to be derived from the assets, based on, among other factors, historical trends and the characteristics of the assets. While we believe that our testing was appropriate, if these estimates and assumptions change in the future, we may be required to record impairment charges or otherwise increase amortization expense.

Income Taxes

Income taxes are provided for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the Consolidated Financial Statements, using the statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets to the amount that is more likely than not to be realized.

As a multinational corporation, we operate in various locations outside the United States and generate earnings from our non-U.S. subsidiaries. At September 30, 2007, and based on tax laws then in effect, it is our intention to continue to indefinitely reinvest the undistributed earnings of non-U.S. subsidiaries, except for previously taxed foreign subsidiary Subpart F income and the earnings of material consolidated non-U.S. subsidiaries taxed at higher local jurisdiction rates than the U.S. income tax rate. As a result, we have not made a provision for U.S. taxes and have not recorded a deferred tax liability on $2.6 billion of cumulative undistributed earnings recorded by non-U.S. subsidiaries at September 30, 2007. Changes to our policy of reinvesting non-U.S. earnings may have a significant effect on our financial condition and results of operations.

Valuation of Investments

We record substantially all investments in our financial statements at fair value or amounts that approximate fair value. Where available, we use prices from independent sources such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately held securities that do

not have readily determinable fair values, we estimate the value of the securities based upon available information. However, even where the value of a security is derived from an independent market price or broker or dealer quote, some assumptions may be required to determine the fair value. For example, we generally assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities when sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized on sale could differ from the current carrying value.

We evaluate our investments for other-than-temporary decline in value on a periodic basis. This may exist when the fair value of an investment security has been below the carrying value for an extended period of time. As most of our investments are carried at fair value, if an other-than-temporary decline in value is determined to exist in available-for-sale securities, the unrealized loss recorded net of tax in accumulated other comprehensive income is realized as a charge to earnings in the period in which the other-than-temporary decline in value is determined. We classify securities as trading when it is management's intent at the time of purchase to sell the security within a short period of time. Accordingly, changes in the fair value of these securities are recognized as gains and losses currently in earnings.

While we believe that we have accurately estimated the amount of other-than-temporary decline in value in our portfolio, different assumptions could result in changes to the recorded amounts in our financial statements.

Loss Contingencies

We are involved in various lawsuits and claims encountered in the normal course of business. When such a matter arises and periodically thereafter, we consult with our legal counsel and evaluate the merits of the claims based on the facts available at that time. In management's opinion, an adequate accrual has been made as of September 30, 2007 to provide for probable losses that may arise from these matters for which we could reasonably estimate an amount. See also Note 15 – Commitments and Contingencies in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K.

Consolidation of Variable Interest Entities

Under FIN 46R, a variable interest entity ("VIE") is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. FIN 46R requires consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary.

We evaluate whether related entities are VIEs and determine if we qualify as the primary beneficiary of these VIEs. These evaluations are highly complex and involve judgment and the use of estimates and assumptions. To determine our interest in the expected losses or residual returns of VIEs, we utilize expected cash flow scenarios that include discount rate and volatility assumptions that are based on available historical information and management's estimates. Based on our analysis, we determined that we have no VIEs to consolidate in our financial statements as of September 30, 2007. While we believe that our testing and approach are appropriate, future changes in estimates and assumptions may affect whether certain related entities are consolidated in our financial statements under FIN 46R.

Banking/Finance Segment Interest Income and Margin Analysis

The following table presents the banking/finance operating segment's net interest income and margin:

(in millions)

as of and for the fiscal years ended September 30,	2007 Average Balance	2007 Interest	2007 Average Rate	2006 Average Balance	2006 Interest	2006 Average Rate	2005 Average Balance	2005 Interest	2005 Average Rate
Federal funds sold and securities purchased under agreements to resell	$230.2	$12.3	5.34%	$169.8	$ 5.7	3.36%	$ 80.9	$ 2.4	2.97%
Investment securities, available-for-sale	146.6	9.4	6.41%	202.3	12.5	6.18%	238.5	8.5	3.56%
Loans to banking clients[7]	455.5	37.3	8.19%	485.9	42.6	8.77%	441.4	30.9	7.00%
Total earning assets	$832.3	$59.0	7.09%	$858.0	$60.8	7.09%	$760.8	$41.8	5.49%
Interest-bearing deposits	$371.5	$14.2	3.82%	$426.3	$14.5	3.40%	$555.4	$ 7.5	1.35%
Inter-segment debt	3.5	0.2	5.71%	19.8	0.8	4.04%	18.6	0.4	2.15%
Federal funds purchased and securities sold under agreements to repurchase	2.7	0.1	3.70%	2.5	0.1	4.00%	2.6	0.1	3.85%
Variable funding notes	149.6	9.6	6.42%	159.2	9.8	6.16%	77.9	2.9	3.72%
Total interest-bearing liabilities	$527.3	$24.1	4.57%	$607.8	$25.2	4.15%	$654.5	$10.9	1.67%
Net interest income and margin		$34.9	4.19%		$35.6	4.15%		$30.9	4.06%

[7] Non-accrual loans are included in the average loans receivable balance.

Selected Quarterly Financial Data (Unaudited)

(in thousands except per share data)

Quarter	First	Second	Third	Fourth
Fiscal year 2007				
Operating revenues	$1,427,815	$1,509,006	$1,639,811	$1,629,137
Operating income	508,070	499,083	519,006	541,388
Net income	426,800	440,866	468,364	436,908
Earnings per share				
Basic	$ 1.69	$ 1.75	$ 1.89	$ 1.78
Diluted	$ 1.67	$ 1.73	$ 1.86	$ 1.76
Dividend per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Common stock price per share				
High	$ 114.98	$ 126.71	$ 139.32	$ 145.59
Low	$ 103.50	$ 111.31	$ 118.80	$ 113.08
Fiscal year 2006				
Operating revenues	$1,181,452	$1,254,770	$1,317,275	$1,297,229
Operating income	404,586	349,757	451,986	427,052
Net income	317,969	196,516	371,414	381,669
Earnings per share				
Basic	$ 1.26	$ 0.76	$ 1.44	$ 1.51
Diluted	$ 1.21	$ 0.74	$ 1.41	$ 1.49
Dividend per share	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Common stock price per share				
High	$ 98.86	$ 104.25	$ 98.35	$ 106.69
Low	$ 77.63	$ 92.84	$ 80.16	$ 82.37
Fiscal year 2005				
Operating revenues	$ 986,022	$1,051,181	$1,109,734	$1,163,161
Operating income	300,084	273,281	346,479	368,532
Net income	239,989	221,274	261,873	334,495
Earnings per share				
Basic	$ 0.96	$ 0.88	$ 1.04	$ 1.33
Diluted	$ 0.92	$ 0.85	$ 1.01	$ 1.28
Dividend per share	$ 0.10	$ 2.10	$ 0.10	$ 0.10
Common stock price per share				
High	$ 71.45	$ 73.54	$ 77.64	$ 84.72
Low	$ 55.66	$ 64.65	$ 63.56	$ 76.93

Risk Factors

For a description of certain risk factors and other important factors that may affect us, our subsidiaries and our business, please see the description of the risk factors set forth under Item 1A of Part I of this Form 10-K, which is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, our financial position is subject to market risk: the potential loss due to changes in the value of financial instruments including those resulting from adverse changes in interest rates, foreign currency exchange and equity prices. Financial instruments include, but are not limited to, trade accounts receivable, investment securities, deposits and other debt obligations. Management is responsible for managing market risk. Our Enterprise Risk Management Committee is responsible for providing a framework to assist management to identify, assess and manage market and other risks.

Our banking/finance operating segment is exposed to interest rate fluctuations on its loans receivable, debt securities held, and deposit liabilities. In our banking/finance operating segment, we monitor the net interest rate margin and the average maturity of interest earning assets, as well as funding sources and, from time to time, we may enter into interest-rate swap agreements to mitigate interest rate exposure (see Note 1 – Significant Accounting Policies in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K).

Our investment management and related services operating segment is exposed to changes in interest rates, primarily through its investment in debt securities and its outstanding debt. We minimize the impact of interest rate fluctuations related to our investments in debt securities by managing the maturities of these securities, and through diversification. In addition, we seek to minimize the impact of interest rate changes on our outstanding debt by entering into financing transactions that ensure an appropriate mix of debt at fixed and variable interest rates.

At September 30, 2007, we have considered the potential impact of a 2% movement in market interest rates in relation to the banking/finance segment interest earning assets, net of interest-bearing liabilities, total debt outstanding and our portfolio of debt securities, individually and in the aggregate. Based on our analysis, we do not expect that this change would have a material impact on our operating revenues or results of operations in either scenario.

We are subject to foreign currency exchange risk through our international operations. We operate primarily in the United States, but also provide services and earn revenues in The Bahamas, Asia, Canada, Europe, Latin America, Africa and Australia. Our exposure to foreign currency exchange risk is minimized since a significant portion of these revenues and associated expenses are denominated in U.S. dollars. This situation may change in the future as our business continues to grow outside the United States.

We are exposed to market valuation risks related to securities we hold that are carried at fair value and investments held by majority-owned sponsored investment products that we consolidate, which are also carried at fair value. To mitigate this risk, we maintain a diversified investment portfolio and, from time to time, we may enter into derivative agreements (see Note 1 – Significant Accounting Policies in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K). Our exposure to market valuation risks are also minimized as we sponsor a broad range of investment products in various global jurisdictions.

The following is a summary of the effect of a 10% increase or decrease in the market values of our financial instruments subject to market valuation risks at September 30, 2007.

(in thousands)	Carrying Value	Carrying Value Assuming a 10% Increase	Carrying Value Assuming a 10% Decrease
Current			
Investment securities, trading	$365,968	$402,565	$329,371
Investment securities, available-for-sale	539,051	592,956	485,146
Total Current	**$905,019**	**$995,521**	**$814,517**
Banking/Finance			
Investment securities, available-for-sale	$160,223	$176,245	$144,201
Non-Current			
Investments, other	$523,901	$576,291	$471,511

Item 8. Financial Statements and Supplementary Data.

Index of Consolidated Financial Statements for the fiscal years ended September 30, 2007, 2006, and 2005.

CONTENTS **Page**

All schedules have been omitted as the information is provided in the financial statements or in related notes thereto or is not required to be filed, as the information is not applicable.

Certain required quarterly information is included in Item 7 of Part II of this Form 10-K report under the heading "Selected Quarterly Financial Data (Unaudited)" and incorporated herein by reference.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Franklin Resources, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management concluded that, as of September 30, 2007, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2007 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that audits the Company's consolidated financial statements, as stated in their report immediately following this report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of September 30, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Franklin Resources, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Franklin Resources, Inc. and its subsidiaries at September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
November 28, 2007

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

for the fiscal years ended September 30,	2007	2006	2005
Operating Revenues			
Investment management fees	$3,573,845	$2,963,927	$2,456,518
Underwriting and distribution fees	2,277,698	1,756,000	1,531,610
Shareholder servicing fees	277,059	259,295	254,763
Consolidated sponsored investment products income, net	7,804	7,712	4,414
Other, net	69,363	63,792	62,793
Total operating revenues	6,205,769	5,050,726	4,310,098
Operating Expenses			
Underwriting and distribution	2,160,631	1,641,401	1,406,137
Compensation and benefits	1,080,634	936,254	870,293
Information systems, technology and occupancy	317,938	302,341	286,866
Advertising and promotion	189,382	156,460	137,298
Amortization of deferred sales commissions	158,114	129,873	122,470
Impairment of intangible assets	—	68,400	—
Provision for governmental investigations, proceedings and actions, net	—	—	33,658
Other	231,523	182,616	165,000
Total operating expenses	4,138,222	3,417,345	3,021,722
Operating income	2,067,547	1,633,381	1,288,376
Other Income (Expenses)			
Consolidated sponsored investment products gains, net	57,670	33,624	29,121
Investment and other income, net	363,304	197,782	137,401
Interest expense	(23,220)	(29,221)	(34,043)
Other income, net	397,754	202,185	132,479
Income before taxes on income	2,465,301	1,835,566	1,420,855
Taxes on income	692,363	567,998	363,224
Net Income	**$1,772,938**	**$1,267,568**	**$1,057,631**
Earnings per Share			
Basic	$ 7.11	$ 4.97	$ 4.22
Diluted	$ 7.03	$ 4.86	$ 4.06
Dividends per Share	**$ 0.60**	**$ 0.48**	**$ 2.40**

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(in thousands)

as of September 30,	2007	2006
Assets		
Current Assets		
Cash and cash equivalents	$3,304,495	$3,310,545
Receivables	865,128	628,812
Investment securities, trading	365,968	382,053
Investment securities, available-for-sale	539,051	552,211
Other investments	300,000	—
Deferred taxes and other	82,084	95,980
Total current assets	5,456,726	4,969,601
Banking/Finance Assets		
Cash and cash equivalents	279,688	302,590
Loans held for sale	341,719	391,734
Loans receivable, net	240,520	253,370
Investment securities, available-for-sale	160,223	171,632
Other	26,028	29,567
Total banking/finance assets	1,048,178	1,148,893
Non-Current Assets		
Investments, other	523,901	471,553
Deferred sales commissions	257,888	274,869
Property and equipment, net	559,483	506,291
Goodwill	1,456,411	1,406,825
Other intangible assets, net	601,833	574,633
Receivable from banking/finance group	10,978	82,329
Other	27,852	64,865
Total non-current assets	3,438,346	3,381,365
Total Assets	**$9,943,250**	**$9,499,859**

[Table continued on next page]

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

[Table continued from previous page]

(dollars in thousands)

as of September 30,	2007	2006
Liabilities and Stockholders' Equity		
Current Liabilities		
Compensation and benefits	$ 322,956	$ 276,998
Commercial paper	—	168,063
Current maturities of long-term debt	420,000	—
Accounts payable and accrued expenses	272,248	180,690
Commissions	274,697	210,996
Income taxes	119,667	97,936
Other	26,075	27,513
Total current liabilities	1,435,643	962,196
Banking/Finance Liabilities		
Deposits	442,011	548,907
Payable to parent	10,978	82,329
Variable funding notes	240,773	232,330
Other	58,243	44,821
Total banking/finance liabilities	752,005	908,387
Non-Current Liabilities		
Long-term debt	162,125	627,919
Deferred taxes	214,511	211,588
Other	5,287	9,245
Total non-current liabilities	381,923	848,752
Total liabilities	2,569,571	2,719,335
Minority Interest	41,404	95,796
Commitments and Contingencies (Note 15)		
Stockholders' Equity		
Preferred stock, $1.00 par value, 1,000,000 shares authorized; none issued	—	—
Common stock, $0.10 par value, 1,000,000,000 shares authorized; 245,469,895 and 253,249,420 shares issued and outstanding, at September 30, 2007 and 2006	24,547	25,325
Capital in excess of par value	—	185,583
Retained earnings	7,049,417	6,333,843
Accumulated other comprehensive income	258,311	139,977
Total stockholders' equity	7,332,275	6,684,728
Liabilities and Stockholders' Equity	**$9,943,250**	**$9,499,859**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)

as of and for the fiscal years ended September 30, 2007, 2006, and 2005	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income
	Shares	Amount					
Balance at October 1, 2004	**249,680**	**$24,968**	**$ 255,137**	**$4,751,504**	**$ 75,175**	**$ 5,106,784**	
Net income				1,057,631		1,057,631	$1,057,631
Other comprehensive income							
Net unrealized gains on investments, net of tax					13,254	13,254	13,254
Currency translation adjustments					11,294	11,294	11,294
Total comprehensive income							$1,082,179
Repurchase of common stock	(2,492)	(249)	(169,886)			(170,135)	
Cash dividends on common stock				(602,650)		(602,650)	
Issuance of common stock under stock incentive plans and employee stock investment plans	2,249	224	146,479			146,703	
Issuance of common stock on exercise of stock options, net of forfeitures	3,308	331	119,011			119,342	
Tax benefit from employee stock plans			24,119			24,119	
Deferred compensation			(21,958)			(21,958)	
Balance at September 30, 2005	**252,745**	**25,274**	**352,902**	**5,206,485**	**99,723**	**5,684,384**	
Net income				1,267,568		1,267,568	$1,267,568
Other comprehensive income							
Net unrealized gains on investments, net of tax					19,690	19,690	19,690
Currency translation adjustments					22,395	22,395	22,395
Minimum pension liability adjustment					(1,831)	(1,831)	(1,831)
Total comprehensive income							$1,307,822
Repurchase of common stock	(11,294)	(1,129)	(984,785)			(985,914)	
Cash dividends on common stock				(122,842)		(122,842)	
Issuance of common stock under stock incentive plans and employee stock investment plans	1,014	101	36,157			36,258	
Issuance of common stock on exercise of stock options, net of forfeitures	2,636	264	116,282			116,546	
Issuance of common stock on debt conversion	8,148	815	588,427			589,242	
Tax benefit from employee stock plans			51,552			51,552	
Stock-based compensation expense and other			25,048			25,048	
Cash dividends to minority interest holders				(17,368)		(17,368)	
Balance at September 30, 2006	**253,249**	**25,325**	**185,583**	**6,333,843**	**139,977**	**6,684,728**	
Net income				1,772,938		1,772,938	$1,772,938
Other comprehensive income							
Net unrealized gains on investments, net of tax					(468)	(468)	(468)
Currency translation adjustments					117,585	117,585	117,585
Minimum pension liability adjustment			(1,391)		1,831	440	1,831
Total comprehensive income							$1,891,886
Repurchase of common stock	(10,142)	(1,014)	(387,571)	(900,072)		(1,288,657)	
Cash dividends on common stock				(149,136)		(149,136)	
Issuance of common stock under stock incentive plans and employee stock investment plans	1,077	108	95,412			95,520	
Issuance of common stock on exercise of stock options, net of forfeitures	1,286	128	65,493			65,621	
Tax benefit from employee stock plans			38,608			38,608	
Stock-based compensation expense and other			3,866			3,866	
Adjustment to initially apply FAS 158, net of tax					(614)	(614)	
Disproportional dividends on equity investment				(8,156)		(8,156)	
Balance at September 30, 2007	**245,470**	**$24,547**	**$ —**	**$7,049,417**	**$258,311**	**$ 7,332,275**	

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

for the fiscal years ended September 30,	2007	2006	2005
Net Income	**$ 1,772,938**	**$ 1,267,568**	**$ 1,057,631**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	198,619	215,271	212,173
Equity in net income of affiliated companies	(63,566)	(33,595)	(30,659)
Net gains on sale of assets	(95,942)	(11,962)	(3,603)
Stock-based compensation	90,145	64,940	—
Excess tax benefit from stock-based compensation arrangements	(33,517)	(38,180)	—
Impairment of intangible assets	—	68,400	—
Changes in operating assets and liabilities:			
Increase in receivables, prepaid expenses and other	(227,123)	(153,702)	(91,286)
Originations of loans held for sale	(635,482)	(442,643)	(460,455)
Proceeds from securitization of loans held for sale	684,173	354,070	239,775
(Increase) decrease in trading securities, net	(217,122)	(127,303)	2,579
Advances of deferred sales commissions	(159,551)	(114,086)	(149,941)
Decrease in provision for governmental investigations, proceedings and actions, net	(1,238)	(55,156)	(27,180)
Increase (decrease) in deferred income taxes and taxes payable	122,011	111,982	(20,071)
Increase in commissions payable	63,701	34,320	48,335
Increase in other liabilities	115,663	95,857	7,306
Increase in accrued compensation and benefits	59,924	42,109	65,384
Net cash provided by operating activities	**1,673,633**	**1,277,890**	**849,988**
Purchase of investments	(1,018,145)	(707,264)	(1,239,878)
Liquidation of investments	877,364	727,177	962,917
Purchase of banking/finance investments	(49,083)	(66,822)	(100,717)
Liquidation of banking/finance investments	62,091	137,298	123,890
Origination and repurchase of loans receivable	8,056	11,390	71,191
Additions of property and equipment, net	(94,144)	(69,050)	(74,925)
(Acquisitions) dispositions of subsidiaries, net of cash acquired	(92,307)	3,795	(37)
Net cash (used in) provided by investing activities	**(306,168)**	**36,524**	**(257,559)**
(Decrease) increase in bank deposits	(106,896)	29,767	(36,606)
Exercise of common stock options	66,131	98,298	130,651
Dividends paid on common stock	(142,747)	(117,730)	(598,659)
Purchase of common stock	(1,288,657)	(985,915)	(170,135)
Excess tax benefits from stock-based compensation arrangements	33,517	38,180	—
Increase in debt	537,206	292,492	307,322
Payments on debt	(677,310)	(341,194)	(66,220)
Minority interest	129,509	132,664	76,189
Net cash used in financing activities	**(1,449,247)**	**(853,438)**	**(357,458)**
Effect of exchange rate changes on cash and cash equivalents	52,830	—	—
(Decrease) increase in cash and cash equivalents	(28,952)	460,976	234,971
Cash and cash equivalents, beginning of year	3,613,135	3,152,159	2,917,188
Cash and Cash Equivalents, End of Year	**$ 3,584,183**	**$ 3,613,135**	**$ 3,152,159**

[Table continued on next page]

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Table continued from previous page]

(in thousands)

for the fiscal years ended September 30,	2007	2006	2005
Components of Cash and Cash Equivalents			
Cash and cash equivalents, beginning of year:			
Current assets	$ 3,310,545	$ 3,076,318	$ 2,814,184
Banking/finance assets	302,590	75,841	103,004
Total	**$ 3,613,135**	**$ 3,152,159**	**$ 2,917,188**
Cash and cash equivalents, end of year:			
Current assets	$ 3,304,495	$ 3,310,545	$ 3,076,318
Banking/finance assets	279,688	302,590	75,841
Total	**$ 3,584,183**	**$ 3,613,135**	**$ 3,152,159**
Supplemental Disclosure of Non-Cash Information			
Total assets related to the net deconsolidation of certain sponsored investment products	$ (208,047)	$ (241,564)	$ (97,044)
Total liabilities related to the net deconsolidation of certain sponsored investment products	(38,239)	(87,396)	(11,998)
Assets held for sale reclassified from investing to operating activities	9,535	—	—

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Significant Accounting Policies

We derive the majority of our operating revenues and net income from providing investment management, fund administration, shareholder services, transfer agency, underwriting, distribution, custodial, trustee and other fiduciary services (collectively "investment management and related services") to the Franklin, Templeton, Mutual Series, Bissett, Fiduciary Trust and Darby funds, and institutional, high net-worth and other investment accounts and products, collectively called our sponsored investment products. Services to our sponsored investment products are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of our revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's board of directors/trustees and/or its shareholders.

Basis of Presentation. The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. Certain comparative amounts for prior years have been reclassified to conform to the financial statement presentation for the fiscal year ended September 30, 2007 ("fiscal year 2007").

The Consolidated Financial Statements include the accounts of Franklin Resources, Inc. (the "Company") and its subsidiaries (collectively, "Franklin Templeton Investments") consolidated under Financial Accounting Standards Board ("FASB") Financial Accounting Standards No. 94, "Consolidation of All Majority-owned Subsidiaries" ("SFAS 94"), and FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"). All material inter-company accounts and transactions have been eliminated except that we have not eliminated the receivable from banking/finance group and payable to parent line items from our Consolidated Balance Sheets. These amounts relate to the funding of banking activities, including automobile and credit card loan financing. In addition, the related inter-company interest expense is included in other, net revenue and the inter-company interest income is included in investment and other income, net in our Consolidated Statements of Income. This treatment provides additional information on funding sources available to the banking/finance group and on its operations.

Cash and Cash Equivalents include cash on hand, demand deposits with banks, debt instruments with maturities of three months or less at the purchase date and other highly liquid investments, including money market funds, which are readily convertible into cash.

Investment Securities, Trading are carried at fair value with changes in the fair value of these securities recognized as gains and losses currently in earnings. Trading securities include investments held by sponsored investment products that are consolidated in our financial statements.

Investment Securities, Available-for-Sale are carried at fair value. Realized gains and losses are included in investment income using either the average cost method or specific identification method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. Available-for-sale securities include investments in non-consolidated sponsored investment products.

When the cost of an investment exceeds its fair value, we review the investment for an other-than-temporary decline in value. In making the determination of whether the decline is other-than-temporary, we use a systematic methodology that includes consideration of the duration and extent to which the fair value is less than cost, the financial condition of the investee, including industry and sector performance, and our intent and ability to hold the investment. When a decline in fair value of an available-for-sale security is determined to be other-than-temporary, the unrealized loss recorded net of tax in accumulated other comprehensive income is realized as a charge to earnings in the period in which the other-than-temporary decline in value is determined.

Other Investments consist of time deposits with financial institutions having maturities greater than three months but less than one year from the date of purchase. The fair values of other investments are considered to approximate their carrying amounts.

Derivatives. Generally, we do not hold or issue derivative financial instruments for trading purposes. From time to time, we may enter into interest-rate swap agreements to mitigate interest-rate exposure related to loans receivable, deposits, and debt of the banking/finance operating segment. At September 30, 2007, we held interest-rate swap agreements to reduce fixed interest-rate exposure of certain loans receivable of the banking/finance operating segment. These instruments are accounted for as economic hedges with changes in their fair value recognized currently in earnings.

As further described in Note 9 – Securitization of Loans Held for Sale, we also enter into interest-rate swap agreements, accounted for as freestanding derivatives, intended to mitigate the interest risk between the fixed interest rate received on automobile loan pools and the floating interest rate paid under a variable funding note warehouse credit facility used to finance these automobile loan pools.

From time to time, we may enter into equity swap agreements to mitigate market valuation risks related to securities we hold that are carried at fair value and investments held by majority-owned sponsored investment products that we consolidate. These instruments are accounted for as economic hedges, with changes in fair value recognized currently in earnings in other income, net.

Loans Held For Sale and Loans Receivable, Net. Our banking/finance group offers retail banking, private banking and consumer lending services. We accrue interest on loans using the simple interest method. The majority of retail and private banking loans are at variable rates, which are adjusted periodically. The consumer lending loans are at fixed rates. Loans originated and intended for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance included in other, net revenues.

Allowance for Loan Losses. An allowance for loan losses on our consumer lending and retail banking portfolio is maintained at a level sufficient to absorb probable losses inherent in our banking/finance segment loan portfolio. Probable losses are estimated for the consumer loan portfolio based on contractual delinquency status and historical loss experience. The allowance on our consumer lending and retail banking portfolio is based on aggregated portfolio segment evaluations, generally by loan type, and reflects our judgment of portfolio risk factors such as economic conditions, bankruptcy trends, product mix, geographic concentrations and other similar items. A loan is charged to the allowance for loan losses when it is deemed probable to be uncollectible, taking into consideration the value of the collateral, the financial condition of the borrower and other factors. Recoveries on loans previously charged-off as uncollectible are credited to the allowance for loan losses.

Past due loans 90 days or more in both our consumer lending and retail banking portfolios are reviewed individually to determine whether they are collectible. If warranted, after considering collateral

level and other factors, loans 90 days past due are placed on non-accrual status. Interest collections on non-accrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received.

We have not recorded an allowance for loan losses on our private banking loans and advances as these loans are generally payable on demand and are fully secured by assets under our control. Advances on customers' accounts are generally secured or subject to rights of offset and, consistent with past experience, no loan losses are anticipated.

Investments, Other include investments that we intend to hold for a period in excess of one year at the time of purchase.

Investments are accounted for using the equity method of accounting if we are able to exercise significant influence, but not control, over the investee. Significant influence is generally considered to exist when an ownership interest in the voting stock of the investee is between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Investments in limited partnerships and limited liability companies are accounted for using the equity method of accounting when our investment is considered to be more than minor.

Entities in which we hold in excess of 50% ownership interest are consolidated in our financial statements. We are also required to consolidate variable interest entities in relation to which we are the primary beneficiary as required by FIN 46R.

Generally, long-term investments, such as debt instruments, are carried at fair value in accordance with our treatment of investment securities, available-for-sale if we are unable to exercise significant influence over the investee. These include collateralized debt obligations ("CDOs"), which are valued based on cash flow projections. Equity investments are accounted for under the cost method if we are not able to exercise significant influence over the investee and the securities are not marketable.

Investments, other are adjusted for other-than-temporary declines in value. When a decline in fair value of an investment carried at fair value is determined to be other-than-temporary, the unrealized loss recorded net of tax in accumulated other comprehensive income is realized as a charge to earnings. When a decline in fair value of an investment carried at cost is determined to be other-than-temporary, the investment is written down to fair value and the loss in indicated value is included in the determination of earnings.

Deferred Sales Commissions. Sales commissions paid to broker/dealers and other investment advisers in connection with the sale of shares of our mutual funds sold without a front-end sales charge are capitalized and amortized over the periods in which we estimate that they will be recovered from distribution plan payments or from contingent deferred sales charges.

The majority of our U.S.-registered mutual funds, with the exception of certain of our money market mutual funds, have adopted distribution plans (the "Plans") under Rule 12b-1 promulgated under the Investment Company Act of 1940, as amended ("Rule 12b-1"). The Plans permit the mutual funds to bear certain expenses relating to the distribution of their shares, such as expenses for marketing, advertising, printing and sales promotion, subject to the Plans' limitations on amounts. The individual Plans set a percentage limit for Rule 12b-1 expenses based on average daily net assets under management of the mutual fund. Rule 12b-1 fees that relate to our U.S. distributor to finance sales commission paid in connection with the sale of shares of our mutual funds sold without a front-end sales charge are recognized when earned.

Property and Equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives which range from 3 to 35 years. Expenditures for repairs and maintenance are charged to expense when incurred. We amortize leasehold improvements on the straight-line basis over their estimated useful lives or the lease term, whichever is shorter.

Software Developed for Internal Use. Internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized. These capitalized costs are included in property and equipment, net on our Consolidated Balance Sheets and are amortized beginning when the software project is complete and the application is put into production, over the estimated useful life of the software of three years.

Goodwill and Other Intangible Assets. Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Intangible assets consist primarily of mutual fund management contracts and customer base assets resulting from business acquisitions. We amortize intangible assets over their estimated useful lives which range from 7 to 15 years using the straight-line method, unless the asset is determined to have an indefinite useful life. Amounts assigned to indefinite-lived intangible assets primarily represent contracts to manage mutual fund assets for which there is no foreseeable limit on the contract period.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill is tested for impairment annually at the same time every year and when an event occurs or circumstances change that more likely than not reduce the fair value of a reporting unit below its carrying amount. SFAS 142 also requires indefinite-lived intangible assets to be tested for impairment annually and when events or changes in circumstances indicate the asset might be impaired. We perform these annual impairment tests in the first quarter of each fiscal year.

Goodwill is tested for impairment utilizing a two-step process. The first step requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. In estimating the fair value of the reporting units, we use valuation techniques based on discounted cash flow projections and models similar to those employed in analyzing the purchase price of an acquisition target.

Indefinite-lived intangible asset impairment is indicated when the carrying amount of the intangible asset exceeds its fair value. In estimating the fair value of indefinite-lived intangible assets, we use valuation techniques based on discounted cash flow projections to be derived from these assets.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we test definite-lived intangible assets subject to amortization for impairment when there is an indication that the carrying amount of the asset may not be recoverable. Impairment is indicated when the carrying amount of the asset exceeds its fair value. In estimating the fair value of intangible assets subject to amortization, we use valuation techniques based on undiscounted cash flow projections, without interest charges, to be derived from these assets.

Our goodwill and other intangible assets have been assigned to our investment management and related services operating segment.

Deposits include demand and interest-bearing deposits. The fair values of demand deposits are considered to approximate their carrying amounts. Interest-bearing deposits are variable rate and short-term and, therefore, the carrying amounts approximate their fair values.

Consolidation of Variable Interest Entities. Under FIN 46R, a variable interest entity ("VIE") is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. FIN 46R requires consolidation of a VIE by the enterprise that has the majority of the risks and rewards of ownership, referred to as the primary beneficiary.

We evaluate whether related entities are VIEs and determine if we qualify as the primary beneficiary of these VIEs. These evaluations are highly complex and involve judgment and the use of estimates and assumptions. To determine our interest in the expected losses or residual returns of VIEs, we utilize expected cash flow scenarios that include discount rate and volatility assumptions that are based on available historical information and management's estimates. Based on our analysis, we determined that we have no VIEs to consolidate in our financial statements as of September 30, 2007.

Revenues. We recognize fees from providing investment management and fund administration services ("investment management fees"), shareholder servicing fees and distribution fees as earned, over the period in which services are rendered. Performance-based investment management fees are recognized when earned. Investment management fees are generally determined based on a percentage of assets under management, except for performance-based investment management fees, which are based on performance targets established in the related investment management contracts. Generally, shareholder servicing fees are calculated based on the number and type of accounts serviced. We record underwriting commissions related to the sale of shares of our sponsored investment products on the trade date, while distribution fees are generally based on a percentage of assets under management.

Advertising and Promotion. We expense costs of advertising and promotion as incurred.

Income Taxes. Income taxes are provided for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the Consolidated Financial Statements, using the statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets to the amount that is more likely than not to be realized.

As a multinational corporation, we operate in various locations outside the United States and generate earnings from our non-U.S. subsidiaries. At September 30, 2007, and based on tax laws then in effect, it is our intention to continue to indefinitely reinvest the undistributed earnings of foreign subsidiaries, except for previously taxed foreign subsidiary Subpart F income and the earnings of material consolidated foreign subsidiaries taxed at higher local jurisdiction rates than the U.S. income tax rate. As a result, we have not made a provision for U.S. taxes and have not recorded a deferred tax liability on $2.6 billion of cumulative undistributed earnings recorded by foreign subsidiaries at September 30, 2007.

Foreign Currency Translation. Assets and liabilities of foreign subsidiaries are translated at current exchange rates as of the end of the accounting period, and related revenues and expenses are translated at average exchange rates in effect during the period. Net exchange gains and losses resulting from translation are excluded from income and are recorded as part of accumulated other comprehensive income, net of income taxes. Foreign currency transaction gains and losses are reflected currently in income.

The effect of exchange rate changes on cash balances held in foreign currencies are disclosed, if material, as a separate part of the reconciliation of the change in cash and cash equivalents in the Consolidated Statements of Cash Flows.

Dividends. For fiscal years 2007, 2006 and 2005, we declared dividends to common stockholders of $0.60, $0.48 and $2.40 per share. Dividends declared in fiscal year 2005 included a special dividend of $2.00 per share.

Accumulated Other Comprehensive Income is reported in our Consolidated Statements of Stockholders' Equity and Comprehensive Income and includes adjustment to initially apply SFAS 158, unrealized gains (losses) on investment securities available-for-sale, net of income taxes, minimum pension liability adjustment, and currency translation adjustments.

Note 2 – New Accounting Standards

In June 2007, the Financial Accounting Standards Board (the "FASB") ratified the consensus reached by the Emerging Issues Task Force ("EITF") in EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 requires that the realized income tax benefit from dividends and dividend equivalents that are charged to retained earnings and paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recorded as an increase to capital in excess of par value. The Company currently accounts for the income tax benefit of dividends paid on nonvested restricted stock units and nonvested restricted stock awards as an increase to capital in excess of par value. EITF 06-11 applies prospectively to the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The adoption of EITF 06-11 is not expected to have a material impact on our Consolidated Financial Statements.

In June 2007, the Accounting Standards Executive Committee of the AICPA issued Statement of Position ("SOP") 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1"). SOP 07-1 provides guidance for determining whether the specialized accounting principles of the AICPA "Audit and Accounting Guide *Investment Companies*" (the "Guide") should be applied by an entity and whether those specialized accounting principles should be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. SOP 07-1 is effective for fiscal years beginning on or after December 15, 2007, with early application encouraged. On October 17, 2007, the FASB proposed to indefinitely delay the effective date of SOP 07-1 to address the implementation issues that have arisen and to possibly revise SOP 07-1. Certain consolidated subsidiaries of the Company currently apply the specialized accounting principles of the Guide. We currently are evaluating the impact that the adoption of SOP 07-1 will have on our Consolidated Financial Statements.

In May 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 46R-7, "Application of FASB Interpretation No. 46R to Investment Companies" ("FSP FIN 46R-7"). FSP FIN 46R-7 amends FIN 46R, to make permanent the temporary deferral of the application of FIN 46R to entities within the scope of the Guide under SOP 07-1. FSP FIN 46R-7 is effective upon adoption of SOP 07-1 for fiscal years beginning on or after December 15, 2007. On October 17, 2007, the FASB proposed to indefinitely delay the effective date of FSP FIN 46R-7 for entities that meet the definition of an investment company in SOP 07-1. We currently are evaluating the impact that the adoption of FSP FIN 46R-7 will have on our Consolidated Financial Statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to

irrevocably elect fair value as the measurement method for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 provides the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The difference between carrying value and fair value at the election date is recorded as a cumulative effective adjustment to opening retained earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. We currently are evaluating the impact that the fair value election of SFAS 159 would have on our Consolidated Financial Statements.

In November 2006, the FASB ratified the consensus reached by the EITF in EITF Issue No. 06-9, "Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee" ("EITF 06-9"). EITF 06-9 requires certain disclosures whenever a change is made to modify or eliminate the time lag used for recording results of consolidated entities or equity method investees that have a different fiscal year end than a parent. EITF 06-9 is effective for changes in the time lag occurring in the interim or annual reporting periods beginning after November 29, 2006. The adoption of EITF 06-9 did not have a material impact on our Consolidated Financial Statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R" ("SFAS 158"). SFAS 158 requires an employer to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year as a component of other comprehensive income, and to measure the plan assets and obligations as of the date of the entity's fiscal year end. SFAS 158 is effective as of the end of fiscal years ending after December 15, 2006 except that the change in measurement date is effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 as of September 30, 2007 did not have a material impact on our Consolidated Financial Statements as described in Note 17 – Defined Benefit Plans.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. On November 15, 2007, the FASB proposed to partially defer the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently occurring basis, until years beginning after November 15, 2008. We currently are evaluating the impact that the adoption of SFAS 157 will have on our Consolidated Financial Statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires an analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing whether a misstatement is material to an entity's financial statements, based on all relevant quantitative and qualitative factors, and provides for a one-time cumulative effect transition adjustment to beginning retained earnings for any material adjustments resulting from the adoption of SAB 108. The Company consistently used the income statement approach for evaluating misstatements in prior periods. SAB 108 is effective for the annual financial statements covering the first fiscal year ending after November 15, 2006.

The Company completed its analysis of the adoption of SAB 108 during the quarter ended September 30, 2007 using both the income statement approach and balance sheet approach and concluded

the Company had no prior year misstatements that were material to its Consolidated Financial Statements. However, the Company elected to record certain adjustments that were not material on an individual or aggregate basis to the Consolidated Financial Statements. The Company recorded charges to Compensation and benefit expenses for the repurchase of stock-based compensation awards that previously had been recognized as a charge to capital in excess of par value, and for certain employee costs incurred in a business combination that previously had been recognized as goodwill. The Company also recorded a reduction to Compensation and benefit expenses for a previously unrecognized receivable for the estimated refundable portion of workers' compensation premiums. The net after-tax impact of these adjustments resulted in a $15.7 million reduction to net income. In addition, the Company recorded a net $15.3 million balance sheet reclassification from intangible assets to goodwill for costs of a business combination.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to beginning retained earnings. We currently estimate that the adoption of FIN 48 will result in a reduction to beginning retained earnings of approximately $21.0 million as of October 1, 2007.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets–an amendment of FASB Statement No. 140" ("SFAS 156"), which provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS 156 revised the accounting for servicing assets and obligations associated with financial assets that are acquired or disposed. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS 156 on October 1, 2006 did not have a material impact on our Consolidated Financial Statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments–an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year beginning after September 15, 2006. The adoption of SFAS 155 on October 1, 2006 did not have a material impact on our Consolidated Financial Statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"), which changes the requirement for the accounting and reporting of a change in accounting principle. SFAS 154 eliminates the requirement in Accounting Principles Board Opinion No. 20, "Accounting Changes," to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements, SFAS 154 requires that changes in accounting principles are retrospectively applied, unless directed

otherwise by a new pronouncement. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 on October 1, 2006 did not have a material impact on our Consolidated Financial Statements.

Note 3 – Earnings per Share

Basic earnings per share is computed on the basis of the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. The components of basic and diluted earnings per share were as follows:

(in thousands except per share data)

for the fiscal years ended September 30,	2007	2006	2005
Net income as reported	$1,772,938	$1,267,568	$1,057,631
Adjustments, net of taxes	(269)	3,998	9,116
Net income available to common stockholders	$1,772,669	$1,271,566	$1,066,747
Weighted-average shares outstanding–basic	249,197	255,234	250,472
Incremental shares from assumed conversions:			
Common stock options and nonvested stock awards and stock unit awards	2,921	3,283	3,935
Zero coupon convertible senior notes	—	3,228	8,154
Weighted-Average Shares Outstanding–Diluted	**252,118**	**261,745**	**262,561**
Earnings per Share			
Basic	$ 7.11	$ 4.97	$ 4.22
Diluted	$ 7.03	$ 4.86	$ 4.06

In computing diluted earnings per share for fiscal year 2007, we adjusted net income for the effect of an accelerated stock repurchase agreement entered into in March 2007. In computing diluted earnings per share for fiscal years 2006 and 2005, we adjusted net income for the effect of interest and discount amortization on zero coupon convertible senior notes.

For fiscal years 2007 and 2006, 6.7 thousand and 56.9 thousand nonvested shares related to stock and stock unit awards granted were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. For fiscal year 2005, there were no potentially anti-dilutive nonvested stock and stock unit awards and options to purchase shares.

Note 4 – Acquisitions

On April 3, 2007, we acquired the remaining 25% interest in each of our joint ventures in India, Franklin Templeton Asset Management (India) Private Limited, and Franklin Templeton Trustee Services Private Limited from an unrelated third party for approximately $89.7 million in cash. The acquisition cost was allocated to the net assets acquired based on their estimated fair values as follows: $24.4 million to tangible net assets and $44.7 million to indefinite-lived intangible assets. The excess cost over the fair value of the net assets acquired of $20.6 million was recognized as goodwill. The indefinite-lived intangible assets relate to management contracts and are not amortized.

On August 22, 2007, we acquired a 51% ownership interest in Riva Financial Systems Limited, a company incorporated in the Isle of Man, for a purchase consideration of approximately $3.2 million. The excess cost over the fair value of the net negative assets acquired of $3.6 million was recognized as goodwill.

We have not presented pro forma combined results of operations for these acquisitions because the results of operations as reported in the accompanying Consolidated Statements of Income would not have been materially different.

Note 5 – Cash and Cash Equivalents

We disclose cash and cash equivalents as separate components of current assets and in banking/finance assets in our Consolidated Balance Sheets. Cash and cash equivalents consisted of the following:

(in thousands)

as of September 30,	2007	2006
Cash and due from banks	$ 724,809	$ 418,142
Federal funds sold and securities purchased under agreements to resell	87,879	187,071
Money market mutual funds, time deposits, corporate debt securities, securities of U.S. federal agencies and other	2,771,495	3,007,922
Total	**$3,584,183**	**$3,613,135**

Federal Reserve Board regulations require reserve balances on deposits to be maintained with the Federal Reserve Banks by banking subsidiaries. The required reserve balance was $4.6 million at September 30, 2007 and $4.0 million at September 30, 2006.

Note 6 – Investments

Investments consisted of the following:

(in thousands)

as of September 30, 2007	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current				
Investment securities, trading	$ 365,968	$ —	$ —	$ 365,968
Investment securities, available-for-sale				
Sponsored investment products	313,372	54,776	(1,829)	366,319
Securities of U.S. states and political subdivisions	2,413	—	(13)	2,400
Securities of U.S. Treasury and federal agencies	13,376	22	—	13,398
Other debt and equity securities	147,235	9,721	(22)	156,934
Total investment securities, available-for-sale	476,396	64,519	(1,864)	539,051
Other investments	300,000	—	—	300,000
Total Current	**$1,142,364**	**$64,519**	**$(1,864)**	**$1,205,019**
Banking/Finance				
Investment securities, available-for-sale				
Mortgage-backed securities	$ 142,074	$ 1,524	$ (731)	$ 142,867
Securities of U.S. states and political subdivisions	1,478	24	(9)	1,493
Securities of U.S. Treasury and federal agencies	5,102	175	—	5,277
Other debt and equity securities	10,652	—	(66)	10,586
Total Banking/Finance	**$ 159,306**	**$ 1,723**	**$ (806)**	**$ 160,223**
Non-Current				
Investments, other				
Securities of U.S. states and political subdivisions	$ 116,739	$ 182	$(1,056)	$ 115,865
Securities of U.S. Treasury and federal agencies	893	26	—	919
Investment in equity-method investees	287,295	—	—	287,295
Other debt and equity securities	94,594	27,477	(2,249)	119,822
Total Non-Current	**$ 499,521**	**$27,685**	**$(3,305)**	**$ 523,901**

(in thousands)

as of September 30, 2006	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current				
Investment securities, trading	$382,053	$ —	$ —	$382,053
Investment securities, available-for-sale				
Sponsored investment products	399,572	80,194	(1,307)	478,459
Securities of U.S. states and political subdivisions	11,703	6	(68)	11,641
Securities of U.S. Treasury and federal agencies	60,024	46	(8)	60,062
Other debt and equity securities	1,081	978	(10)	2,049
Total investment securities, available-for-sale	472,380	81,224	(1,393)	552,211
Total Current	**$854,433**	**$81,224**	**$(1,393)**	**$934,264**
Banking/Finance				
Investment securities, available-for-sale				
Mortgage-backed securities	$148,267	$ 99	$ (930)	$147,436
Securities of U.S. states and political subdivisions	4,605	40	(21)	4,624
Securities of U.S. Treasury and federal agencies	8,556	228	—	8,784
Other debt and equity securities	10,986	—	(198)	10,788
Total Banking/Finance	**$172,414**	**$ 367**	**$(1,149)**	**$171,632**
Non-Current				
Investments, other				
Mortgage-backed securities	$ 3,260	$ —	$ (104)	$ 3,156
Securities of U.S. states and political subdivisions	119,177	65	(1,372)	117,870
Securities of U.S. Treasury, federal agencies	4,542	853	—	5,395
Investment in equity-method investees	227,591	—	—	227,591
Other debt and equity securities	102,578	17,415	(2,452)	117,541
Total Non-Current	**$457,148**	**$18,333**	**$(3,928)**	**$471,553**

Other investments consist of time deposits with maturities of greater than three months but less than one year from the time of purchase. Investments, other include investments that we intend to hold for a period in excess of one year at the time of purchase. Investments in equity-method investees include investment partnerships where we have significant influence. Other debt and equity securities include corporate debt securities, CDOs, and other securities with a determinable fair value that are treated as available-for-sale securities, as well as certain equity investments carried at cost.

As of September 30, 2007 and 2006, banking/finance operating segment investment securities with aggregate carrying values of $32.0 million and $33.2 million were pledged as collateral as required by federal and state regulators and the Federal Home Loan Bank.

The changes in net unrealized gains (losses) on investment securities include reclassifications relating to the net realized gains on the sale of investment securities, available-for-sale and other of $93.3 million, $24.7 million and $4.8 million during fiscal years 2007, 2006 and 2005. The tax effect of the change in unrealized gains (losses) on investment securities was $(0.5) million, $1.8 million and $2.2 million during fiscal years 2007, 2006 and 2005.

The following tables show the gross unrealized losses and estimated fair values of investments with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

(in thousands)	Less Than 12 Months		12 Months or Greater		Total	
as of September 30, 2007	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Current						
Investment securities, available-for-sale						
Sponsored investment products	$ 30,984	$(1,359)	$ 27,585	$ (470)	$ 58,569	$(1,829)
Securities of U.S. states and political subdivisions	—	—	2,400	(13)	2,400	(13)
Other debt and equity securities	99,130	(19)	35	(3)	99,165	(22)
Total Current	**$130,114**	**$(1,378)**	**$ 30,020**	**$ (486)**	**$160,134**	**$(1,864)**
Banking/Finance						
Investment securities, available-for-sale						
Mortgage-backed securities	$ —	$ —	$ 24,632	$ (731)	$ 24,632	$ (731)
Securities of U.S. states and political subdivisions	—	—	545	(9)	545	(9)
Other debt and equity securities	—	—	9,052	(66)	9,052	(66)
Total Banking/Finance	**$ —**	**$ —**	**$ 34,229**	**$ (806)**	**$ 34,229**	**$ (806)**
Non-Current						
Investments, other						
Securities of U.S. states and political subdivisions	$ 6,742	$ (25)	$ 81,053	$(1,031)	$ 87,795	$(1,056)
Other debt and equity securities	27,321	(2,016)	31,503	(233)	58,824	(2,249)
Total Non-Current	**$ 34,063**	**$(2,041)**	**$112,556**	**$(1,264)**	**$146,619**	**$(3,305)**

(in thousands)	Less Than 12 Months		12 Months or Greater		Total	
as of September 30, 2006	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Current						
Investment securities, available-for-sale						
Sponsored investment products	$ 4,680	$ (353)	$ 32,089	$ (954)	$ 36,769	$(1,307)
Securities of U.S. states and political subdivisions	3,271	(22)	8,115	(46)	11,386	(68)
Securities of U.S. Treasury and federal agencies	—	—	598	(8)	598	(8)
Other debt and equity securities	9	(6)	30	(4)	39	(10)
Total Current	**$ 7,960**	**$ (381)**	**$ 40,832**	**$(1,012)**	**$ 48,792**	**$(1,393)**
Banking/Finance						
Investment securities, available-for-sale						
Mortgage-backed securities	$ 6,671	$ (27)	$ 80,612	$ (903)	$ 87,283	$ (930)
Securities of U.S. states and political subdivisions	—	—	795	(21)	795	(21)
Other debt and equity securities	—	—	9,062	(198)	9,062	(198)
Total Banking/Finance	**$ 6,671**	**$ (27)**	**$ 90,469**	**$(1,122)**	**$ 97,140**	**$(1,149)**

as of September 30, 2006	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Non-Current						
Investments, other						
Mortgage-backed securities	$ —	$ —	$ 3,156	$ (104)	$ 3,156	$ (104)
Securities of U.S. states and political subdivisions	38,003	(236)	66,449	(1,136)	104,452	(1,372)
Other debt and equity securities	42,204	(2,452)	—	—	42,204	(2,452)
Total Non-Current	**$80,207**	**$(2,688)**	**$69,605**	**$(1,240)**	**$149,812**	**$(3,928)**

We evaluate our investments for other-than-temporary decline in value on a periodic basis as described in Note 1 – Significant Accounting Policies. We presently have the ability to hold our investments in sponsored investment products and equity securities until we can recover the cost basis recorded on our Consolidated Balance Sheets. We also have the ability and intent to hold our investments in debt securities until we can recover the cost basis recorded on our Consolidated Balance Sheets. In addition, unrealized losses related to our debt securities are attributable to changes in interest rates rather than a degradation of credit quality. As a result, we do not consider that an other-than-temporary decline in value exists in relation to our investments in sponsored investment products and equity and debt securities at September 30, 2007.

During fiscal year 2007, we recognized immaterial other-than-temporary declines in the value of certain investments classified as sponsored investment products in current assets and other debt and equity securities in non-current assets. During the fiscal year ended September 30, 2006 ("fiscal year 2006"), we recognized immaterial other-than-temporary declines in the value of certain investments classified as other debt and equity securities in non-current assets.

At September 30, 2007, maturities of securities of the U.S. states and political subdivisions, the U.S. Treasury and federal agencies, and other debt securities were as follows:

(in thousands)	Cost basis	Fair Value
Securities of U.S. states and political subdivisions		
Due in one year or less	$ 2,413	$ 2,400
Due after one year through five years	56,139	55,566
Due after five years through ten years	55,155	55,060
Due after ten years	6,923	6,732
Total	**$120,630**	**$119,758**
Securities of U.S. Treasury and federal agencies		
Due in one year or less	$ 13,376	$ 13,398
Due after one year through five years	893	919
Due after five years through ten years	—	—
Due after ten years	5,102	5,277
Total	**$ 19,371**	**$ 19,594**
Other debt and mortgage-backed securities		
Due in one year or less	$142,917	$142,861
Due after one year through five years	49,147	50,494
Due after five years through ten years	1,059	1,066
Due after ten years	97,044	96,483
Total	**$290,167**	**$290,904**

Note 7 – Consolidated Sponsored Investment Products

The following tables present the effect on our consolidated results of operations and financial position of the consolidation and deconsolidation activity related to sponsored investment products accounted for under SFAS 94 and FIN 46R.

(in thousands) for the fiscal year ended September 30, 2007	Before Consolidation	Sponsored Investment Products	Consolidated
Operating Revenues			
Investment management fees	$3,580,200	$ (6,355)	$3,573,845
Underwriting and distribution fees	2,278,857	(1,159)	2,277,698
Shareholder servicing fees	277,103	(44)	277,059
Consolidated sponsored investment products income, net	—	7,804	7,804
Other, net	69,363	—	69,363
Total operating revenues	6,205,523	246	6,205,769
Operating Expenses	4,138,222	—	4,138,222
Operating income	2,067,301	246	2,067,547
Other Income (Expenses)			
Consolidated sponsored investment products gains, net	—	57,670	57,670
Investment and other income (expenses), net	399,787	(36,483)	363,304
Interest expense	(23,220)	—	(23,220)
Other income, net	376,567	21,187	397,754
Income before taxes on income	2,443,868	21,433	2,465,301
Taxes on income	685,552	6,811	692,363
Net Income	**$1,758,316**	**$ 14,622**	**$1,772,938**

(in thousands) as of September 30, 2007	Before Consolidation	Sponsored Investment Products	Consolidated
Assets			
Current assets	$5,317,425	$139,301	$5,456,726
Banking/finance assets	1,048,178	—	1,048,178
Non-current assets	3,440,602	(2,256)	3,438,346
Total Assets	**$9,806,205**	**$137,045**	**$9,943,250**
Liabilities and Stockholders' Equity			
Current liabilities	$1,338,052	$ 97,591	$1,435,643
Banking/finance liabilities	752,005	—	752,005
Non-current liabilities	401,589	(19,666)	381,923
Total Liabilities	2,491,646	77,925	2,569,571
Minority interest	588	40,816	41,404
Total stockholders' equity	7,313,971	18,304	7,332,275
Total Liabilities and Stockholders' Equity	**$9,806,205**	**$137,045**	**$9,943,250**

Sales and redemptions of shares of our consolidated sponsored investment products are a component of the change in minority interest included in financing activities in our Consolidated Statements of Cash Flows.

Note 8 – Loans and Allowance for Loan Losses

A summary of banking/finance operating segment loans receivable by major category as of September 30, 2007 and 2006 is shown below. Installment loans to individuals include secured private banking loans to Fiduciary Trust clients and automobile receivables. Other loans include credit card receivables and overdraft receivables. No loan loss allowance is recognized on private banking loans and advances as described in Note 1 – Significant Accounting Policies.

(in thousands)

as of September 30,	2007	2006
Commercial	$ 30,796	$ 43,705
Real estate (subject to collateral)	15,788	19,912
Installment loans to individuals	168,896	129,140
Other	27,812	63,293
Loans receivable	243,292	256,050
Less: allowance for loan losses	(2,772)	(2,680)
Loans Receivable, Net	**$240,520**	**$253,370**

Maturities of loans receivable at September 30, 2007 were as follows:

(in thousands)	One Year or Less	After 1 Through 5 Years	After 5 Years	Total
Commercial	$ 27,714	$ 2,083	$ 999	$ 30,796
Real estate (subject to collateral)	2	10,420	5,366	15,788
Installment loans to individuals	113,797	32,902	22,197	168,896
Other	27,206	214	392	27,812
Total	**$168,719**	**$45,619**	**$28,954**	**$243,292**

The following table summarizes contractual maturities of loans receivable due after one year by repricing characteristic at September 30, 2007:

(in thousands)	Carrying Amount
Loans at predetermined interest rates	$40,706
Loans at floating or adjustable rates	33,867
Total	**$74,573**

Changes in the allowance for loan losses were as follows:

(in thousands)

for the fiscal years ended September 30,	2007	2006
Balance, beginning of year	$ 2,680	$ 2,906
Provision for loan losses	1,778	2,417
Charge-offs	(5,189)	(5,037)
Recoveries	2,465	2,447
Total allowance for loan losses before other adjustments	1,734	2,733
Loans repurchased (securitized)	1,038	(53)
Balance, End of Year	**$ 2,772**	**$ 2,680**
Total net loan charge-offs as a percentage of simple monthly average loans receivable	1.17%	1.01%
Allowance for loan losses as a percentage of loans receivable	1.14%	1.05%

The following is a summary of loan delinquency information:

(in thousands)

as of September 30,	2007	2006	2005
Commercial loans, 90 days or more delinquent	$ 9	$—	$—
Installment loans, 90 days or more delinquent	1,145	615	22
Non-accrual loans	271	222	291

A summary of banking/finance operating segment loans held for sale by major category is shown below.

(in thousands)

as of September 30,	2007	2006
Real estate (subject to collateral)	$ —	$ 272
Automobile loans to individuals	341,719	391,462
Loans Held for Sale	**$341,719**	**$391,734**

We originate automobile loans to individuals for sale in securitization transactions as described in Note 9 – Securitization of Loans Held for Sale.

Note 9 – Securitization of Loans Held for Sale

From time to time, we enter into automobile loan securitization transactions with qualified special purpose entities and record these transactions as sales. The following table shows details of automobile loan securitization transactions.

(in thousands)

for the fiscal years ended September 30,	2007	2006	2005
Net sale proceeds	$682,093	$348,332	$231,570
Less: net carrying amount of loans held for sale	676,915	348,169	230,581
Pre-Tax Gain	**$ 5,178**	**$ 163**	**$ 989**

When we sell automobile loans in a securitization transaction, we record an interest-only strip receivable. The interest-only strip receivable represents our contractual right to receive interest from the pool of securitized loans after the payment of required amounts to holders of the securities and certain other costs associated with the securitization. Automobile loans sold in securitization transactions during fiscal year 2007 included loans held by a special purpose statutory Delaware trust (the "Trust") that was organized in fiscal year 2005 to hold our loans held for sale and issue notes under a variable funding note warehouse credit facility (see Note 13 – Debt). Directly and through the Trust, which is consolidated in our results of operations, we also enter into interest-rate swap agreements, accounted for as freestanding derivatives, intended to mitigate the interest risk between the fixed interest rate on the pool of automobile loans and the floating interest rate being paid under the variable funding note warehouse credit facility until the securitization and sale of the related loans. At September 30, 2007, the interest-rate swap had a notional value of $251.4 million and we recorded its fair value of $2.2 million as a part of banking/finance assets on the Consolidated Balance Sheet. At September 30, 2006, the interest-rate swap had a notional value of $248.8 million and we recorded its fair value of $0.8 million as a part of banking/finance liabilities on the Consolidated Balance Sheet. Changes in fair value of the interest-rate swap are recognized currently in earnings.

We generally estimate fair value based on the present value of future expected cash flows. The key assumptions used in the present value calculations of our securitization transactions at the date of securitization were as follows:

for the fiscal years ended September 30,	2007	2006	2005
Excess cash flow discount rate (annual rate)	12.0%	12.0%	12.0%
Cumulative life loss rate	3.9% – 4.1%	3.2%	3.2% – 3.7%
Pre-payment speed assumption (average monthly rate)	1.6%	1.6%	1.5%

We determined these assumptions using data from comparable market transactions, historical information and management's estimate.

The interest-only strips receivable is generally fully realizable and subject to limited recourse provisions. We generally estimate the fair value of the interest-only strips at each period-end based on the present value of future expected cash flows, consistent with the methodology used at the date of securitization. The following shows the carrying value and the sensitivity of the interest-only strips receivable to hypothetical adverse changes in the key economic assumptions used to measure fair value:

(dollar amounts in thousands)

for the fiscal years ended September 30,	2007	2006
Carrying amount/fair value of interest-only strips receivable	$19,484	$10,559
Excess cash flow discount rate (annual rate)	14.0%	12.0%
Impact on fair value of 10% adverse change	$ (281)	$ (148)
Impact on fair value of 20% adverse change	(552)	(293)
Cumulative life loss rate	4.0%	3.3%
Impact on fair value of 10% adverse change	$(1,879)	$(2,093)
Impact on fair value of 20% adverse change	(3,427)	(4,185)
Pre-payment speed assumption (average monthly rate)	1.6%	1.6%
Impact on fair value of 10% adverse change	$(1,715)	$(1,483)
Impact on fair value of 20% adverse change	(3,069)	(3,082)

Actual future market conditions may differ materially. Accordingly, this sensitivity analysis should not be considered our projection of future events or losses.

We retain servicing responsibilities for automobile loan securitizations and receive annual servicing fees ranging from 1% to 2% of the loans securitized for services that we provide to the securitization trusts. We do not recognize a servicing asset or liability under the provisions of FASB Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", as amended, because the benefits of servicing are just adequate to compensate us for our servicing responsibilities as our servicing fees are consistent with current market rates that would be charged to compensate a substitute servicer for providing these services.

The following table is a summary of cash flows received from and paid to securitization trusts.

(in thousands)

for the fiscal years ended September 30,	2007	2006	2005
Servicing fees received	$ 15,197	$ 11,794	$ 13,155
Interest-only strips cash flows received	18,076	19,486	21,669
Purchase of loans from trusts	(39,346)	(23,719)	(12,333)

Amounts payable to the trustee related to loan principal and interest collected on behalf of the trusts of $35.3 million at September 30, 2007 and $40.2 million at September 30, 2006 are included in other banking/finance liabilities.

The following table shows details of the loans we manage that are held by securitization trusts.

(in thousands)

as of September 30,	2007	2006
Principal amount of loans	$749,824	$514,837
Principal amount of loans 30 days or more past due	22,841	11,438

Net charge-offs on the securitized loan portfolio were $14.4 million in fiscal year 2007, $10.3 million in fiscal year 2006 and $13.1 million in fiscal year 2005.

Note 10 – Property and Equipment, Net

The following is a summary of property and equipment:

(in thousands)

as of September 30,	Useful Lives in Years	2007	2006
Furniture, software and equipment	3 – 10	$ 662,497	$ 610,083
Premises and leasehold improvements	5 – 35	467,929	429,804
Land	—	73,466	72,834
		1,203,892	1,112,721
Less: Accumulated depreciation and amortization		(644,409)	(606,430)
Property and Equipment, Net		**$ 559,483**	**$ 506,291**

Depreciation and amortization expense related to property and equipment was $53.1 million, $52.4 million and $55.6 million in fiscal years 2007, 2006 and 2005.

Note 11 – Goodwill and Other Intangible Assets

The change in the carrying values of goodwill and gross intangible assets were as follows:

(in thousands)	Goodwill	Amortized Intangible Assets	Non-amortized Intangible Assets
Balance at October 1, 2006	$1,406,825	$200,624	$482,098
Acquisitions (see Note 4 – Acquisitions)	24,288	—	44,720
Adjustments (see Note 2 – New Accounting Standards)	6,636	—	(15,289)
Foreign currency movements	18,662	881	8,920
Balance at September 30, 2007	**$1,456,411**	**$201,505**	**$520,449**

Certain of our goodwill and intangible assets are denominated in currencies other than the U.S. dollar; therefore, their gross and net carrying amounts are subject to foreign currency movements.

Intangible assets as of September 30, 2007 and 2006 were as follows:

(in thousands) as of September 30, 2007	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
Customer base	$166,471	$ (91,866)	$ 74,605
Other	35,034	(28,255)	6,779
	201,505	(120,121)	81,384
Non-amortized intangible assets			
Management contracts	520,449	—	520,449
Total	**$721,954**	**$(120,121)**	**$601,833**

(in thousands) as of September 30, 2006	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
Customer base	$165,606	$ (82,616)	$ 82,990
Other	35,018	(25,473)	9,545
	200,624	(108,089)	92,535
Non-amortized intangible assets			
Management contracts	482,098	—	482,098
Total	**$682,722**	**$(108,089)**	**$574,633**

We completed our most recent annual impairment tests of goodwill and indefinite-lived intangible assets during the quarter ended December 31, 2006 under the guidance of SFAS 142 and we determined that there was no impairment in the value of these assets as of October 1, 2006. No impairment loss in the value of intangible assets subject to amortization was recognized during fiscal year 2007.

During the quarter ended March 31, 2006, Fiduciary Trust Company International ("Fiduciary Trust"), a subsidiary of the Company, implemented a plan of reorganization designed to emphasize its distinct high net-worth brand and to pursue further integration opportunities within Franklin Templeton Investments for its institutional business line. These changes to Fiduciary Trust's business required us to review the carrying value of acquired customer base intangible assets of Fiduciary Trust. As a result of these changes, we

recorded $68.4 million non-cash impairment charge to the customer base definite-lived intangible assets of Fiduciary Trust in the quarter ended March 31, 2006.

Amortization expense related to definite-lived intangible assets was $11.5 million, $14.0 million and $17.5 million in fiscal years 2007, 2006 and 2005. Estimated amortization expense related to definite-lived intangible assets for each of the next 5 fiscal years is as follows:

(in thousands)

for the fiscal years ending September 30,	Amount
2008	$10,587
2009	10,448
2010	10,448
2011	10,426
2012	8,962

Note 12 – Deposits

We do not hold deposits in our international offices. Deposits held in our U.S. offices were as follows:

(in thousands)

as of September 30,	2007	2006
Interest-bearing	$339,131	$368,492
Non-interest-bearing	102,880	180,415
Total	**$442,011**	**$548,907**

Maturities of time certificates in amounts of $100,000 or more were as follows:

(in thousands)

as of September 30, 2007	Total
3 months or less	$ 4,029
Over 3 months through 6 months	3,451
Over 6 months through 12 months	2,449
Over 12 months	100
Total	**$10,029**

Note 13 – Debt

Outstanding debt consisted of the following:

(dollars in thousands)

as of September 30,	2007	2007 Weighted Average Rate	2006	2006 Weighted Average Rate
Current				
Commercial paper	$ —	—	$ 168,063	5.37%
Medium term notes	420,000	3.70%	—	—
	420,000		168,063	
Banking/Finance				
Variable funding notes	240,773	6.42%	232,330	6.16%
	240,773		232,330	
Non-Current				
Medium term notes	—	—	420,000	3.70%
Other	162,125	2.02%	207,919	2.02%
	162,125		627,919	
Total Debt	**$822,898**		**$1,028,312**	

At September 30, 2007, maturities of long-term debt were as follows:

(in thousands)	Carrying Amount
2008	$ 42,613
2009	43,161
2010	38,095
2011	26,040
2012	11,352
Thereafter	864
Total Long-Term Debt	**$162,125**

The banking/finance operating segment finances its automobile lending business primarily through issuance of variable funding notes (the "variable funding notes") under a one-year revolving $250.0 million variable funding note warehouse credit facility, originally entered into in March 2005, and subsequently extended for additional one-year terms in March 2006 and March 2007. The variable funding notes issued under this facility are payable to certain administered conduits and are secured by cash and a pool of automobile loans that meet or are expected to meet certain eligibility requirements. Credit enhancements for the variable funding notes require us to provide, as collateral, loans held for sale with a fair value in excess of the principal amount of the variable funding notes, as well as to hold in trust additional cash balances to cover certain shortfalls. In addition, we provide a payment provider commitment in an amount not to exceed 4.66% of the pool balance. We also enter into interest-rate swap agreements, accounted for as freestanding derivatives, intended to mitigate the interest-rate risk between the fixed interest rate on the pool of automobile loans and the floating interest rate being paid on the variable funding notes. We expect to renew or replace the variable funding warehouse credit facility upon its expiration. In October 2006 and April 2007, we completed securitization transactions of automobile loans held for sale and a portion of the proceeds was used to settle the variable funding notes (see Note 9 – Securitization of Loans Held for Sale).

In April 2003, we completed the sale of five-year senior notes due April 15, 2008 totaling $420.0 million ("medium term notes"). The medium term notes, which were offered to qualified institutional

buyers only, carry an interest rate of 3.7% and are not redeemable prior to maturity by either the note holders or us. Interest payments are due semi-annually. As of September 30, 2007, the medium term notes were classified as current liabilities because the contractual maturity of the notes is less than one year from the balance sheet date.

In September 2004, we issued commercial paper with a face value of $170.0 million to finance the purchase of our headquarters campus. In fiscal year 2007, we repaid this commercial paper at maturity.

Other long-term debt primarily relates to deferred commission liabilities recognized in relation to deferred commission assets ("DCA") generated in the United States that were originally financed through a sale to Lightning Finance Company Limited ("LFL"), a company in which we hold a 49% ownership interest. In December 2005, LFL transferred substantially all of its DCA to Lightning Asset Finance Limited ("LAFL"), an Irish special purpose vehicle formed in December 2005, in which we also hold a 49% ownership interest. The holder of the 51% ownership interests in both LFL and LAFL is a subsidiary of an international banking institution, which is not affiliated with the Company. Due to our significant interest in LAFL, we continue to carry on our balance sheet the DCA generated in the United States and originally sold to LFL by Franklin/ Templeton Distributors, Inc. ("FTDI") until these assets are amortized or sold by LAFL. Neither we nor our distribution subsidiaries retain any direct ownership interest in the DCA sold, and, therefore, the sold DCA are not available to satisfy claims of our creditors or those of our distribution subsidiaries.

At September 30, 2007, we had $420.0 million available under a Five Year Facility Credit Agreement with certain banks and financial institutions expiring in the fiscal year ending September 30, 2010 and $500.0 million of additional commercial paper available for issuance. In addition, at September 30, 2007, our banking/finance operating segment had $350.0 million in available uncommitted short-term bank lines under the Federal Reserve Funds system and an aggregate of $135.0 million in available secured Federal Reserve Bank discount window and Federal Home Loan Bank short-term borrowing capacity.

Interest paid in fiscal years 2007, 2006 and 2005 was $28.8 million, $33.0 million and $23.3 million.

Note 14 – Taxes on Income

Taxes on income were as follows:

(in thousands)

for the fiscal years ended September 30,	2007	2006	2005
Current expense			
Federal	$422,770	$400,750	$239,414
State	48,635	53,116	24,628
Foreign	169,838	120,796	67,901
Deferred expense	51,120	(6,664)	31,281
Total Provision for Income Taxes	**$692,363**	**$567,998**	**$363,224**

Included in income before taxes was $1,298.1 million, $995.0 million and $579.6 million of pre-tax foreign income for fiscal years 2007, 2006, and 2005. Provision for U.S. income taxes in fiscal years 2007, 2006 and 2005 included benefits of $5.5 million, $4.0 million and $5.6 million related to the utilization of net operating loss carry-forwards. In fiscal years 2007 and 2006, our income taxes payable for federal, state and foreign purposes have been reduced by $38.6 million and $51.6 million, which represent the tax benefit associated with our stock plans. The benefit was recorded as an increase in capital in excess of par value. Income taxes paid were $586.6 million in fiscal year 2007, $450.1 million in fiscal year 2006 and $371.7 million in fiscal year 2005.

The major components of the net deferred tax liability were as follows:

(in thousands)

as of the September 30,	2007	2006
Deferred Tax Assets		
State taxes	$ 14,468	$ 11,290
Allowance for loan losses	1,776	1,105
Deferred compensation and employee benefits	33,527	24,824
Stock-based compensation	28,230	31,528
Net operating loss and foreign tax credit carry-forwards	34,005	39,035
Provision for governmental investigations, proceedings and actions, net	2,179	2,238
Other	11,317	13,686
Total deferred tax assets	125,502	123,706
Valuation allowance for net operating losses and foreign tax credits carry-forwards	(9,722)	(25,088)
Deferred tax assets, net of valuation allowance	115,780	98,618
Deferred Tax Liabilities		
Depreciation on fixed assets	16,123	17,409
Goodwill and other purchased intangibles	178,959	159,664
Deferred commissions	33,910	19,738
Investments	1,804	4,803
Employee compensation	35,932	—
Other	6,891	4,597
Total deferred tax liabilities	273,619	206,211
Net Deferred Tax Liability	**$157,839**	**$107,593**

At September 30, 2007, there were approximately $68.1 million of foreign net operating loss carry-forwards, approximately $7.6 million of which expire between 2008 and 2017 with the remaining carry-forwards having an indefinite life. In addition, there were approximately $347.8 million in state net operating loss carry-forwards that expire between 2008 and 2027. At September 30, 2007, there were also approximately $6.4 million in federal foreign tax credit carry-forwards that expire between 2014 and 2017. A partial valuation allowance has been provided to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the loss and credit carry-forwards. The valuation allowance decreased by $15.4 million and $14.4 million in fiscal years 2007 and 2006. At September 30, 2007, deferred tax liabilities included $35.9 million resulting from an I.R.C. Section 481(a) tax accounting method change for cash bonus accruals.

We have made no provision for U.S. taxes on $2,617.4 million of cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be reinvested for an indefinite period of time. Determination of the potential amount of unrecognized deferred U.S. income tax liability related to such reinvested income is not practicable because of the numerous assumptions associated with this hypothetical calculation; however, foreign tax credits would be available to reduce some portion of this amount. At September 30, 2007, and based on tax laws in effect as of this date, it is our intention to continue to indefinitely reinvest the undistributed earnings of foreign subsidiaries, except for previously taxed foreign subsidiary Subpart F income and the earnings of material consolidated foreign subsidiaries taxed at higher local jurisdiction rates than the U.S. income tax rate.

The following reconciles the amount of tax expense at the federal statutory rate and taxes on income as reflected in operations:

(dollar amounts in thousands)

for the fiscal years ended September 30,	2007	2006	2005
Federal statutory rate	35.00%	35.00%	35.00%
Federal taxes at statutory rate	$ 862,855	$ 642,448	$ 497,299
State taxes, net of federal tax effect	50,522	16,283	16,024
Effect of foreign operations	(223,437)	(180,022)	(142,652)
Tax expense on repatriation under the Jobs Act	—	105,457	—
Change in valuation allowance	(9,458)	(14,645)	(11,993)
Tax benefit of state petition	—	—	(15,899)
Other	11,881	(1,523)	20,445
Actual Tax Provision	**$ 692,363**	**$ 567,998**	**$ 363,224**
Effective tax rate	28.08%	30.94%	25.56%

Under a provision of the Jobs Act, on January 26, 2006, we elected to repatriate during fiscal year 2006 certain earnings of our foreign-based subsidiaries at a reduced U.S. federal tax rate. Pursuant to this election, we repatriated approximately $2.1 billion of earnings from our foreign subsidiaries and recorded an income tax charge of $105.5 million during fiscal year 2006.

Note 15 – Commitments and Contingencies

Guarantees

Under FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", we are required to recognize, in our financial statements, a liability for the fair value of any guarantees issued or modified after December 31, 2002 as well as make additional disclosures about existing guarantees.

In relation to the automobile loan securitization transactions that we have entered into with a number of qualified special purpose entities, we are obligated to cover shortfalls in amounts due to the holders of the notes up to certain levels as specified under the related agreements. As of September 30, 2007, the maximum potential amount of future payments related to these obligations was $43.3 million and the fair value of obligations arising from automobile securitization transactions entered into subsequent to December 31, 2002 reflected on our Consolidated Balance Sheet at September 30, 2007 was not material.

At September 30, 2007, our banking/finance operating segment had issued financial standby letters of credit totaling $2.6 million which beneficiaries would be able to draw upon in the event of non-performance by our customers, primarily in relation to lease and lien obligations of these banking customers. These standby letters of credit were secured by marketable securities with a fair value of $2.8 million as of September 30, 2007.

Legal Proceedings

As previously reported, the Company and certain of its subsidiaries, and in some instances, certain of the Franklin Templeton mutual funds (the "Funds"), current and former officers, employees, and Company and/or Fund directors have been named in multiple lawsuits in various United States federal courts, alleging violations of federal securities and state laws. Specifically, the lawsuits claim breach of duty with respect to alleged arrangements to permit market timing and/or late trading activity, or breach of duty with respect to

the valuation of the portfolio securities of certain Templeton Funds managed by certain of the Company's subsidiaries, allegedly resulting in market timing activity. The majority of these lawsuits duplicate, in whole or in part, the allegations asserted in the February 4, 2004 Massachusetts Administrative Complaint concerning one instance of market timing (the "Administrative Complaint") and the SEC's findings regarding market timing in its August 2, 2004 Order (the "SEC Order"), both of which matters were previously reported. The lawsuits are styled as class actions, or derivative actions on behalf of either the named Funds or the Company, and seek, among other relief, monetary damages, restitution, removal of Fund trustees, directors, advisers, administrators, and distributors, rescission of management contracts and distribution plans under Rule 12b-1 promulgated under the Investment Company Act of 1940 ("Rule12b-1"), and/or attorneys' fees and costs.

More than 400 similar lawsuits against at least 19 different mutual fund companies have been filed in federal district courts throughout the country. Because these cases involve common questions of fact, the Judicial Panel on Multidistrict Litigation (the "Judicial Panel") ordered the creation of a multidistrict litigation in the United States District Court for the District of Maryland, entitled "In re Mutual Funds Investment Litigation" (the "MDL"). The Judicial Panel then transferred similar cases from different districts to the MDL for coordinated or consolidated pretrial proceedings.

The following market timing lawsuits are pending against the Company and certain of its subsidiaries (and in some instances, name certain current and former officers, employees, Company and/or Fund directors and/or Funds) and have been transferred to the MDL:

Kenerley v. Templeton Funds, Inc., et al., Case No. 03-770 GPM, filed on November 19, 2003 in the United States District Court for the Southern District of Illinois; Cullen v. Templeton Growth Fund, Inc., et al., Case No. 03-859 MJR, filed on December 16, 2003 in the United States District Court for the Southern District of Illinois and transferred to the United States District Court for the Southern District of Florida on March 29, 2004; Jaffe v. Franklin AGE High Income Fund, et al., Case No. CV-S-04-0146-PMP-RJJ, filed on February 6, 2004 in the United States District Court for the District of Nevada; Lum v. Franklin Resources, Inc., et al., Case No. C 04 0583 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California; Fischbein v. Franklin AGE High Income Fund, et al., Case No. C 04 0584 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California; Beer v. Franklin AGE High Income Fund, et al., Case No. 8:04-CV-249-T-26 MAP, filed on February 11, 2004 in the United States District Court for the Middle District of Florida; Bennett v. Franklin Resources, Inc., et al., Case No. CV-S-04-0154-HDM-RJJ, filed on February 12, 2004 in the United States District Court for the District of Nevada; Dukes v. Franklin AGE High Income Fund, et al., Case No. C 04 0598 MJJ, filed on February 12, 2004 in the United States District Court for the Northern District of California; McAlvey v. Franklin Resources, Inc., et al., Case No. C 04 0628 PJH, filed on February 13, 2004 in the United States District Court for the Northern District of California; Alexander v. Franklin AGE High Income Fund, et al., Case No. C 04 0639 SC, filed on February 17, 2004 in the United States District Court for the Northern District of California; Hugh Sharkey IRA/RO v. Franklin Resources, Inc., et al., Case No. 04 CV 1330, filed on February 18, 2004 in the United States District Court for the Southern District of New York; D'Alliessi v. Franklin AGE High Income Fund, et al., Case No. C 04 0865 SC, filed on March 3, 2004 in the United States District Court for the Northern District of California; Marcus v. Franklin Resources, Inc., et al., Case No. C 04 0901 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California; Banner v. Franklin Resources, Inc., et al., Case No. C 04 0902 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California; Denenberg v. Franklin Resources, Inc., et al., Case No. C 04 0984 EMC, filed on March 10, 2004 in the United States District Court for the Northern District of California; and Hertz v. Burns, et al., Case No. 04 CV 02489, filed on March 30, 2004 in the United States District Court for the Southern District of New York.

Plaintiffs in the MDL filed consolidated amended complaints on September 29, 2004. On February 25, 2005, defendants filed motions to dismiss. The Company's and its subsidiaries' motions are currently under submission with the court.

In addition, Franklin Templeton Investments Corp. (FTIC), a subsidiary of the Company and the investment manager of Franklin Templeton's Canadian mutual funds, has been named in four market timing lawsuits in Canada that are styled as class actions. The lawsuits contain allegations similar or identical to allegations asserted by the Ontario Securities Commission in its March 3, 2005 order concerning market timing activities by three institutional investors in certain Canadian mutual funds managed by FTIC between February 1999 and February 2003, as previously reported. The lawsuits seek, among other relief, monetary damages, an order barring any increase in management fees for a period of two years following judgment, and/or attorneys' fees and costs, as follows: Huneault v. AGF Funds, Inc., et al., Case No. 500-06-000256-046, filed on October 25, 2004 in the Superior Court for the Province of Quebec, District of Montreal; Heinrichs, et al. v. CI Mutual Funds, Inc., et al., Case No. 04-CV-29700, filed on December 17, 2004 in the Ontario Superior Court of Justice; Richardson v. Franklin Templeton Investments Corp., Case No. 05-CV-303069, filed on December 23, 2005 in the Ontario Superior Court of Justice; and Fischer, et al. v. IG Investment Management Ltd., et al. Case No. 06-CV-307599CP, filed on March 9, 2006 in the Ontario Superior Court of Justice. On July 25, 2007, plaintiffs in the Fischer lawsuit served FTIC with a motion for class certification.

As previously reported, on July 31, 2007, the Company and certain of its subsidiaries resolved Strigliabotti v. Franklin Resources, Inc., et al., Case No. C04 0883 SI, filed on March 4, 2004, in the United States District Court for the Northern District of California. The parties filed a stipulation dismissing the lawsuit with prejudice, which the court entered as its order on August 9, 2007.

As also previously reported, the Company and certain of its subsidiaries have been named in two lawsuits alleging violations of federal securities laws relating to marketing support payments and payment of allegedly excessive commissions. The lawsuits are styled as class actions, and seek, among other relief, compensatory damages and attorneys' fees and costs. They are: Alexander v. Franklin Resources, Inc., et al., Case No 06-7121 SI, filed on November 16, 2006 in the United States District Court for the Northern District of California; and Ulferts v. Franklin Resources, Inc., et al., Case No. 06-7847 SI filed on December 22, 2006 in the United States District Court for the Northern District of California.

On February 14, 2007 and March 16, 2007, respectively, the United States District Court for the Northern District of California ordered the transfer of these lawsuits to the United States District Court for the District of New Jersey (Alexander v. Franklin Resources, Inc., et al., Case No. 2:07-cv-00848 WJM-MF and Ulferts v. Franklin Resources, Inc., et al., Case No. 2:07-cv-01309 WJM-MF). Defendants filed motions to dismiss the lawsuits on September 25, 2007. On November 27, 2007, the New Jersey District Court granted defendants' motion to dismiss the Alexander lawsuit. Defendants' motion to dismiss the Ulferts lawsuit remains under submission with the court.

Management strongly believes that the claims made in each of the unresolved lawsuits identified above are without merit and intends to defend against them vigorously. The Company cannot predict with certainty, however, the eventual outcome of those lawsuits, nor whether they will have a material negative impact on the Company.

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, and results of operations. In management's opinion, an adequate accrual has been made as of September 30, 2007 to provide for any probable losses that may arise from these matters for which we could reasonably estimate an amount.

Other Commitments and Contingencies

We lease office space and equipment under long-term operating leases expiring at various dates through fiscal year 2021. Lease expense aggregated $51.5 million, $46.9 million and $52.0 million and sublease income totaled $7.1 million, $8.2 million and $9.1 million for fiscal years 2007, 2006, and 2005. Future minimum lease payments under non-cancelable operating leases are as follows:

(in thousands)

for fiscal years ending September 30,	Amount
2008	$ 51,662
2009	47,612
2010	45,213
2011	42,782
2012	39,312
Thereafter	163,179
Total Minimum Lease Payments	**$389,760**

Future minimum rentals to be received under non-cancellable subleases totaled approximately $18.0 million at September 30, 2007.

We have reviewed our interest in LAFL and LFL for consolidation purposes under FIN 46R. Based on our analysis, we determined that we hold a significant interest in both LAFL and LFL; however, we are not the primary beneficiary of either company because we do not hold a majority of the risks and rewards of ownership. At September 30, 2007, total assets of LAFL and LFL were approximately $331.6 million and $11.0 million; and our exposure to loss related to LAFL and LFL was approximately $163.7 million and $1.1 million. During fiscal year 2007, we recognized total pre-tax income of $3.7 million for our share of LAFL's and LFL's net income over this period. Due to our significant interest in LAFL, we continue to carry on our balance sheet the DCA generated in the United States until these assets are amortized or sold by LAFL. Neither we nor our distribution subsidiaries retain any direct ownership interest in the DCA, and therefore, the DCA are not available to satisfy claims of our creditors or those of our distribution subsidiaries.

At September 30, 2007, the total assets in sponsored investment products in which we held a significant interest under FIN 46R were approximately $958.8 million and our exposure to loss as a result of our interest in these products was $181.8 million. These amounts represent our maximum exposure to loss and do not reflect our estimate of the actual losses that could result from adverse changes.

In July 2003, we renegotiated an agreement, originally signed in February 2001, to outsource the operation of our U.S. data centers, which includes responsibility for processing data and managing the centers. We can terminate the amended agreement by incurring a termination charge. The maximum termination charge payable will depend on the termination date of the amended agreement, the service levels before our termination of the agreement, costs incurred by our service provider to wind-down the services and costs associated with assuming equipment leases. As of September 30, 2007, we estimated that the termination fee payable in October 2007, not including costs associated with assuming equipment leases, would approximate $4.8 million and would decrease each month thereafter, reaching a minimum termination charge of approximately $2.2 million in July 2008.

At September 30, 2007, our banking/finance operating segment had commitments to extend credit aggregating $232.9 million, primarily under credit card lines.

The Company, in its role as agent or trustee, facilitates the settlement of investor share purchase, redemption, and other transactions with affiliated mutual funds. The Company is appointed by the affiliated mutual funds as agent or trustee to manage, on behalf of the affiliated mutual funds, bank deposit accounts that contain only (i) cash remitted by investors to the affiliated mutual funds for the direct purchase of fund shares, or (ii) cash remitted by the affiliated mutual funds for direct delivery to the investors for either the proceeds of fund shares liquidated at the investors' direction, or dividends and capital gains earned on fund shares. As of September 30, 2007 and 2006, we held cash of approximately $170.2 million and $160.5 million off-balance sheet in agency or trust for investors and the affiliated mutual funds.

Note 16 – Stock-Based Compensation

Prior to October 1, 2005, we accounted for stock-based employee compensation plans according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs were not recognized for awards granted with no intrinsic value. Effective October 1, 2005, we adopted FASB Statement of Financial Accounting Standards No 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method. Under this transition method, beginning in the fiscal year ended September 30, 2006, compensation cost recognized in fiscal year 2006 includes compensation cost recorded in relation to all stock-based payments granted prior to, but not yet vested at October 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Results for prior periods have not been restated.

As a result of adopting SFAS 123R, income before income taxes and net income for fiscal year 2006 include $20.0 million and $17.5 million of compensation costs that would not have been recognized under our previous accounting method for stock-based compensation. Had we not adopted SFAS 123R, both basic and diluted net earnings per share for fiscal year 2006 would have been $0.07 higher.

If we had determined compensation costs for our stock option plans and our qualified, non-compensatory employee stock investment plan (the "ESIP") based upon estimated fair values at the grant dates in accordance with SFAS 123, our net income and basic and diluted earnings per share for fiscal year 2005 would have been reduced to the pro forma amounts indicated below. For pro forma purposes, the estimated fair value of options was calculated using the Black-Scholes option-pricing model and was amortized over the options' vesting periods.

(in thousands except per share data)

for the fiscal year ended September 30,	2005
Net income, as reported	$1,057,631
Less: additional stock-based compensation expense determined under the fair value method, net of tax	26,805
Pro Forma Net Income	**$1,030,826**
Basic Earnings per Share	
As reported	$ 4.22
Pro forma	4.12
Adjusted net income in accordance with EITF 04-8, as reported	1,066,747
Less: stock-based compensation expense determined under the fair value method, net of tax	26,805
Pro Forma Net Income	**$1,039,942**
Diluted Earnings per Share	
As reported	$ 4.06
Pro forma	3.96

The weighted-average estimated fair value of options granted on the date of grant using the Black-Scholes option-pricing model was as follows:

for the fiscal year ended September 30,	2005
Weighted-average fair value of options granted	$15.87
Assumptions made:	
Dividend yield	0.5%
Expected volatility	33.0%
Risk-free interest rate	3.2%
Expected life	3.7 years

Prior to the adoption of SFAS 123R, we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123R requires the cash flows resulting from tax deductions in excess of the compensation cost recognized for stock-based payments ("excess tax benefits") to be classified as financing cash flows. The excess tax benefits of $33.5 million and $38.2 million that were classified as a financing cash inflow in fiscal years 2007 and 2006, would have been classified as an operating cash inflow if we had not adopted SFAS 123R.

We sponsor the Amended and Restated Annual Incentive Plan (the "AIP") and the 2002 Universal Stock Incentive Plan (the "USIP"). Under the terms of the AIP, eligible employees may receive cash, equity awards and/or cash-settled equity awards generally based on the performance of Franklin Templeton Investments, its funds, and the performance of the individual employee. The USIP provides for the issuance of up to 30.0 million shares of our common stock for various stock-related awards to officers, directors and employees. At September 30, 2007, approximately 5.8 million shares were available for grant under the USIP. In addition to stock awards and stock unit awards, we may award options and other forms of stock-based compensation to officers, directors, and employees under the USIP. The Compensation Committee of the Board of Directors determines the terms and conditions of awards under the AIP and USIP. Our employees may also receive stock-based compensation through the issuance of stock of our subsidiaries.

Stock Options

The following table summarizes stock option activity:

(in thousands, except weighted-average exercise price)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2006	5,111	$38.04	5.4	$346,023
Granted	—	—	—	
Exercised	(1,347)	38.33	4.0	
Cancelled	(10)	42.46	5.2	
Forfeited/expired	—	—	—	
Outstanding at September 30, 2007	**3,754**	**$37.92**	**4.5**	**$336,241**
Exercisable at September 30, 2007	**3,754**	**$37.92**	**4.5**	**$336,241**

Stock option awards outstanding under the USIP generally have been granted at prices, which are either equal to or above the market value of the underlying common stock on the date of grant, generally vest over three years and expire no later than ten years after the grant date. We have not granted stock option awards under the USIP since November 2004. Total intrinsic value of options exercised in fiscal year 2007 and 2006 were $120.1 million and $188.1 million. The total fair value of options vested in fiscal years 2007 and 2006 was $3.4 million and $60.8 million.

Effective October 1, 2005, compensation expense related to nonvested options is recognized ratably over the remaining requisite service period. Our option awards are generally subject to graded vesting over a services period. We recognize compensation cost on a straight-line basis over the requisite service period for the entire award. At September 30, 2007, all options were vested and all related compensation cost was recognized.

Stock and Stock Unit Awards

In accordance with SFAS 123R, the fair value of stock and stock unit awards granted under the USIP is estimated on the date of grant based on the market price of the underlying shares of common stock and is amortized to compensation expense on a straight-line basis over the related vesting period, which is generally three to four years. The total number of stock and stock unit awards expected to vest is adjusted for estimated forfeitures.

Total unrecognized compensation cost related to nonvested stock and stock unit awards, net of estimated forfeitures, was $63.7 million at September 30, 2007. This cost is expected to be recognized over a remaining weighted-average vesting period of 1.8 years.

The following is a summary of nonvested stock and stock unit awards activity:

(shares in thousands)	Shares	Weighted-Average Grant-Date Fair Value
Nonvested balance at September 30, 2006	697	$ 75.89
Granted	754	110.33
Vested	(665)	81.60
Forfeited	(59)	91.80
Nonvested Balance at September 30, 2007	**727**	**$105.09**

Our stock awards generally entitle holders to the right to sell their shares of common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. In addition, certain performance-based stock awards were granted to the Chief Executive Officer. The total number of shares ultimately received by the Chief Executive Officer depends on our performance against specified performance goals and is subject to vesting provisions. At September 30, 2007, the balance of nonvested shares granted to the Chief Executive Officer and subject to vesting upon the achievement of prior years' performance goals, set or determined in prior years, was 11.5 thousand and had a weighted-average grant-date fair value of $97.54 per share.

Employee Stock Investment Plan

Our ESIP allows eligible participants to buy shares of our common stock at 90% of its market value on defined dates and to receive a 50% match of the shares purchased, provided the employee, among other conditions, has held the previously purchased shares for a defined period. The Compensation Committee and the Board of Directors determine the terms and conditions of awards under the ESIP. A total of 400.1 thousand shares were issued under the ESIP during fiscal year 2007. At September 30, 2007, 4.0 million shares were reserved for future issuance under this plan.

All Stock-Based Plan Arrangements

Total stock-based compensation costs of $90.1 million, $64.9 million and $51.2 million were recognized in the Consolidated Statements of Income during fiscal years 2007, 2006, and 2005. During fiscal year 2007, we recorded charges to compensation and benefits for the repurchase of stock-based compensation awards that previously had been recognized as a charge to capital in excess of par value. The income tax benefits from stock-based arrangements totaled $38.6 million, $49.8 million and $24.1 million for fiscal years 2007, 2006 and 2005. Stock option exercise income tax benefits for fiscal years 2007 and 2006 were approximately $28.5 million and $39.4 million. Cash received from stock option exercises for fiscal years 2007 and 2006 was $52.3 million and $98.3 million. We generally do not repurchase shares upon share option exercise or vesting of stock awards and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock awards and stock unit awards under the USIP and in connection with matching grants under the ESIP, we repurchase shares using a net stock issuance method.

Note 17 – Defined Benefit Plans

Franklin Templeton Global Investors Limited, an indirect subsidiary of the Company located in the United Kingdom, sponsors a defined benefit pension plan. In addition, Fiduciary Trust, a wholly-owned subsidiary of the Company located in the United States, sponsors a defined benefit healthcare plan that provides post-retirement medical benefits to full-time employees who have worked ten years and attained age 55 while in the service of Fiduciary Trust, or have met alternate eligibility criteria. The defined benefit healthcare plan was closed to new entrants in April 2003.

In years prior to fiscal year 2006, Fiduciary Trust sponsored a noncontributory retirement plan (the "Retirement Plan") covering substantially all its employees hired before we acquired Fiduciary Trust and a nonqualified supplementary executive retirement plan ("SERP") to pay defined benefits in excess of limits imposed by federal tax law to participants in the retirement plan who attain age 55 and ten years of service as of the plan termination date. In April 2003, the Board of Directors of Fiduciary Trust approved a resolution to terminate both the Retirement Plan and the SERP as of June 30, 2003.

In fiscal year 2005, we received approval from the Internal Revenue service to terminate the Retirement Plan and we recorded the settlement obligation in relation to the Retirement Plan and the SERP in accordance with the FASB Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The obligation was settled in fiscal year 2005.

In fiscal year 2007, we adopted the recognition and disclosure provisions for defined benefit pension and other postretirement benefit plans prescribed by SFAS 158. SFAS 158 requires an employer to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year as a component of other comprehensive income, and to measure the plan assets and obligations as of the date of the entity's fiscal year end. Currently, the plan assets and benefit obligations for all our plans are measured as of the date of the Company's fiscal year end. The incremental effect of adopting SFAS 158 resulted in an increase in pension liability of $1.3 million, a decrease in non-current liabilities of $0.5 million, a decrease in deferred taxes of $0.2 million, and a decrease in other comprehensive income, net of tax, of $0.6 million.

The following table summarizes information regarding the changes in benefit obligation, changes in plan assets, the funded status and the amounts recognized in the Consolidated Balance Sheets in relation to the defined pension plan and for the defined healthcare plan, under other benefits.

(in thousands)

	Pension Benefits		Other Benefits	
as of and for the fiscal years ended September 30,	**2007**	**2006**	**2007**	**2006**
Change in Benefit Obligation				
Benefit obligation at beginning of year	$28,748	$ —	$6,429	$ 7,355
Benefit obligation assumed	—	22,412	—	—
Service cost	3,269	1,860	19	51
Interest cost	1,646	1,148	355	390
Participant contributions	1,686	828	—	—
Benefits paid	(10)	(25)	(317)	(213)
Actuarial losses (gains)	1,297	958	(707)	(1,154)
Foreign currency movements	2,922	1,567	—	—
Benefit Obligation at End of Year	**$39,558**	**$28,748**	**$5,779**	**$ 6,429**
Change in Fair Value of Plan Assets				
Fair value of plan assets at beginning of year	$28,886	$ —	$ —	$ —
Assets contributed	—	21,601	—	—
Actual return on assets	3,059	2,387	—	—
Employer contributions	3,513	2,542	317	213
Participant contributions	1,686	828	—	—
Benefits paid	(10)	(25)	(317)	(213)
Foreign currency movements	2,946	1,553	—	—
Fair Value of Plan Assets at End of Year	**$40,080**	**$28,886**	**$ —**	**$ —**

(in thousands)

as of and for the fiscal years ended September 30,	Pension Benefits 2007	Pension Benefits 2006	Other Benefits 2007	Other Benefits 2006
Funded status	$ 522	$ 138	$(5,779)	$(6,429)
Unrecognized actuarial loss	N/A	—	N/A	193
Unrecognized prior service cost	N/A	—	N/A	201
Net Prepaid Asset (Liability)	**$ 522**	**$ 138**	**$(5,779)**	**$(6,035)**
Amounts Recognized in the Consolidated Balance Sheets				
Prepaid assets	$ 522	$ —	$ —	$ —
Current liabilities	—	—	(492)	(5,983)
Deferred taxes	380	N/A	(235)	N/A
Other non-current liabilities	—	—	(5,287)	—
Minimum pension liability	—	1,831	—	—
Other comprehensive loss (income), net of tax	885	N/A	(271)	N/A
Amounts Recognized	**$1,787**	**$1,831**	**$(6,285)**	**$(5,983)**
Weighted-Average Assumptions				
Discount rate	5.60%	5.00%	6.25%	5.75%
Expected return on plan assets	7.68%	7.66%	N/A	N/A
Increase in compensation rate	4.75%	4.50%	4.50%	4.50%

The following table summarizes the components of net periodic benefit cost for all plans.

(in thousands)

for the fiscal years ended September 30,	Pension Benefits 2007	Pension Benefits 2006	Pension Benefits 2005	Other Benefits 2007	Other Benefits 2006	Other Benefits 2005
Service cost	$ 3,269	$ 1,860	$ —	$ 19	$ 51	$ 51
Interest cost	1,646	1,148	995	355	390	364
Expected return on plan assets	(2,543)	(1,833)	(440)	—	—	—
Amortization of prior service cost	—	—	—	193	256	256
Actuarial losses	—	—	3,021	—	170	1
Settlement losses	—	—	22	—	—	—
Net Periodic Benefit Cost	**$ 2,372**	**$ 1,175**	**$3,598**	**$567**	**$867**	**$672**

The Company's pension plan assets are predominantly invested in equity securities. The Company has no target allocation set for the pension plan as the plan members control all investment decisions. The healthcare plan is an unfunded benefit plan. The Company expects to contribute $3.7 million to the pension plan and $0.5 million to the healthcare benefit plan in fiscal year 2008. The expected future benefits payments over the next 10 years for the pension plan and for the healthcare plan are $10.7 million and $5.4 million.

Note 18 – Segment Information

We base our operating segment selection process primarily on services offered. We derive the majority of our operating revenue and net income from providing investment management and related services to the Franklin, Templeton, Mutual Series, Bissett, Fiduciary Trust and Darby sponsored investment products. This is our primary business activity and operating segment. Our secondary business and operating segment is banking/finance. The banking/finance operating segment offers selected retail banking and consumer lending services and private banking services to high net-worth clients. Our consumer lending activities include automobile lending services related to the purchase, securitization, and servicing of retail

installment sales contracts originated by independent automobile dealerships, consumer credit and debit cards, real estate equity lines and home equity/mortgage lending, and other consumer lending.

Financial information for our two operating segments is presented in the table below. Operating revenues of the banking/finance operating segment are reported net of interest expense and the provision for loan losses.

(in thousands) **as of and for the fiscal year ended September 30, 2007**	**Investment Management and Related Services**	**Banking/ Finance**	**Totals**
Assets	$8,895,072	$1,048,178	$9,943,250
Operating revenues	6,146,371	59,398	6,205,769
Interest revenue – inter-segment	164	—	164
Interest expense	(23,220)	N/A	(23,220)
Income before taxes	2,437,868	27,433	2,465,301
as of and for the fiscal year ended September 30, 2006			
Assets	$8,350,966	$1,148,893	$9,499,859
Operating revenues	4,997,607	53,119	5,050,726
Interest revenue – inter-segment	814	—	814
Interest expense	(29,221)	N/A	(29,221)
Income before taxes	1,813,540	22,026	1,835,566
Assets	$7,978,787	$ 915,140	$8,893,927
Operating revenues	4,258,661	51,437	4,310,098
Interest revenue – inter-segment	409	—	409
Interest expense	(34,043)	N/A	(34,043)
Income before taxes	1,395,538	25,317	1,420,855

Operating revenues of the banking/finance segment included above were as follows:

(in thousands)

for the fiscal years ended September 30,	**2007**	**2006**	**2005**
Interest and fees on loans	$ 37,263	$ 42,632	$ 31,196
Interest and dividends on investment securities	21,725	18,180	10,587
Total interest income	58,988	60,812	41,783
Interest on deposits	(14,207)	(14,528)	(7,651)
Interest on short-term debt	(9,758)	(9,922)	(3,016)
Interest expense–inter-segment	(164)	(814)	(409)
Total interest expense	(24,129)	(25,264)	(11,076)
Net interest income	34,859	35,548	30,707
Other income	27,416	19,988	22,141
Provision for loan losses	(2,877)	(2,417)	(1,411)
Total Operating Revenues	**$ 59,398**	**$ 53,119**	**$ 51,437**

Inter-segment interest payments from the banking/finance operating segment to the investment management and related services operating segment are based on market rates prevailing at the inception of each loan. As further described in Note 1 – Significant Accounting Policies, inter-segment interest income and expense are not eliminated in our Consolidated Statements of Income. The investment management and

related services operating segment incurs substantially all of our depreciation and amortization costs and expenditures on long-lived assets.

We conduct operations in the following principal geographic areas of the world: the United States, The Bahamas, Asia, Canada, Europe, Latin America, Africa and Australia. For segment reporting purposes, we have combined Latin America, Africa and Australia into one category – Other. Revenues by geographic area include fees and commissions charged to customers and fees charged to affiliates.

Information by geographic area is summarized below.

(in thousands)

for the fiscal years ended September 30,	2007	2006	2005
Operating Revenues			
United States	$4,038,470	$3,262,355	$2,894,809
The Bahamas	914,486	815,211	680,816
Asia	609,608	454,917	304,454
Canada	367,453	324,846	275,702
Europe	257,585	187,160	151,001
Other	18,167	6,237	3,316
Total	**$6,205,769**	**$5,050,726**	**$4,310,098**
Property and Equipment, Net			
United States	$ 413,545	$ 413,875	$ 431,023
The Bahamas	11,980	12,652	9,588
Asia	82,657	45,489	33,286
Canada	23,898	17,720	2,840
Europe	25,873	14,978	11,332
Other	1,530	1,577	1,297
Total	**$ 559,483**	**$ 506,291**	**$ 489,366**

Note 19 – Other Income (Expenses)

Other income (expenses) consisted of the following:

(in thousands)

for the fiscal years ended September 30,	2007	2006	2005
Consolidated Sponsored Investment Products Gains, Net			
Consolidated sponsored investment products realized gains, net	$ 53,886	$ 16,537	$ 8,071
Consolidated sponsored investment products unrealized gains, net	3,784	17,087	21,050
Total	57,670	33,624	29,121
Investment and Other Income, Net			
Dividends	72,376	55,848	31,577
Interest income from banking/finance group	164	814	409
Other interest income	133,234	111,845	66,146
Equity in net income of affiliated companies	63,566	33,595	30,659
Realized gains on sale of available-for-sale securities and other investments	96,155	27,153	8,173
Realized losses on sale of available-for-sale securities and other investments	(1,860)	(2,615)	(3,994)
Foreign exchange realized and unrealized (losses) gains, net	(5,050)	(10,087)	1,883
Other	4,719	(18,771)	2,548
Total	363,304	197,782	137,401
Interest expense	(23,220)	(29,221)	(34,043)
Other Income, Net	**$397,754**	**$202,185**	**$132,479**

Substantially all of our dividend income and realized gains (losses) on sale of assets were generated by investments in our sponsored investment products.

The portion of net trading gains included in consolidated sponsored investment products gains, net and in investment and other income, net that relate to securities still held at September 30, 2007 was $33.0 million.

Note 20 – Fair Values of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The methods and assumptions used to estimate fair values of our financial instruments are described below (see also Note 1 – Significant Accounting Policies).

Due to the short-term nature and liquidity of cash and cash equivalents and receivables, the carrying amounts of these assets in the Consolidated Balance Sheets approximated fair value.

Investment Securities, Trading are carried at fair value with changes in the fair value of these securities recognized as gains and losses currently in earnings. Trading securities consist primarily of investments held by sponsored investment products that are consolidated in our financial statements.

Investment Securities, Available-for-Sale are carried at fair value. Realized gains and losses are included in investment income using either the average cost method or specific identification method. Available-for-sale securities include non-consolidated sponsored investment products. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized.

Other Investments consist of time deposits with financial institutions having maturities of greater than three months but less than one year from the date of purchase. Due to the short-term nature and liquidity of these financial instruments, the carrying amounts of these assets in the Consolidated Balance Sheets approximated fair value.

Loans Held for Sale are originated and intended for sale and are carried at the lower of cost or estimated fair value in the aggregate. Estimated fair value is calculated using discounted cash flow analyses. Net unrealized losses, if any, are recognized through a valuation allowance included in other, net revenues.

Loans Receivable, Net are valued using interest rates that consider the current credit and interest-rate risk inherent in the loans and the current economic and lending conditions. The majority of retail and private banking loans are at variable interest rates, which are adjusted periodically. We utilize interest-rate swaps in order to mitigate the interest-rate risk on those retail banking loans that are at fixed interest rates and have maturities longer than one year. The consumer lending loans are at fixed rates. The fair value of loans related to consumer lending is generally estimated using discounted cash flow analyses. For certain consumer lending variable rate loans with no significant credit concerns and frequent repricing, estimated fair values are generally based on the carrying value.

Commercial Paper and Current Maturities of Long-Term Debt. At September 30, 2007, commercial paper and current maturities of long-term debt consisted of medium term notes that are carried at face value in our Consolidated Balance Sheets. The fair value of the medium term notes was determined using publicly traded debt with similar maturities, credit risk, and interest rates.

Deposits of the banking/finance operating segment are valued using interest rates offered by comparable institutions on deposits with similar remaining maturities. The amounts in the Consolidated Balance Sheets approximated fair value.

Equity Swap Agreements are carried at fair value. At September 30, 2007, we held an equity swap agreement with fixed notional amount of $46.0 million and a term of nine months maturing in May 2008. This equity swap agreement is intended to mitigate market valuation risk related to investments held by a majority-owned sponsored investment product that we consolidate. Under this agreement, we pay the return on the FTSE 100 Index and in exchange receive a discount. This instrument was accounted for as an economic hedge with changes in fair value recognized currently in earnings in other income, net.

Interest-Rate Swap Agreements are carried at fair value based on market quotes or bids with changes in fair value recognized currently in earnings.

Guarantees are carried at fair values based on the face value of the underlying instrument.

Estimated fair values of our financial instruments were as follows:

(in thousands) as of the fiscal years ended September 30,	2007 Carrying Amount	2007 Fair Value	2006 Carrying Amount	2006 Fair Value
Financial Assets				
Cash and cash equivalents	$3,584,183	$3,584,183	$3,613,135	$3,613,135
Investment securities, trading	365,968	365,968	382,053	382,053
Investment securities, available-for-sale	699,274	699,274	723,843	723,843
Other investments	300,000	300,000	—	—
Loans held for sale	341,719	341,719	391,734	391,734
Loans receivable, net	240,520	240,520	253,370	253,370
Financial Liabilities				
Commercial paper and current maturities of long-term debt	$ 420,000	$ 417,299	$ 168,063	$ 168,063
Equity swap agreements	2,534	2,534	—	—
Interest-rate swap agreements	2,107	2,107	690	690
Deposits	442,011	442,011	548,907	548,907
Long-term debt	162,125	162,125	627,919	617,318

Note 21 – Banking Regulatory Ratios

We are a bank holding company and a financial holding company subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. We must meet specific capital adequacy guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain a minimum Tier 1 capital and Tier 1 leverage ratio (as defined in the regulations), as well as minimum Tier 1 and Total risk-based capital ratios (as defined in the regulations). Based on our calculations as of September 30, 2007 and 2006, we exceeded the capital adequacy requirements applicable to us as listed below.

(dollar amounts in thousands) as of September 30,	2007	2006	Capital Adequacy Minimum
Tier 1 capital	$5,206,495	$4,707,956	N/A
Total risk-based capital	5,209,267	4,710,636	N/A
Tier 1 leverage ratio	68%	66%	4%
Tier 1 risk-based capital ratio	91%	92%	4%
Total risk-based capital ratio	91%	92%	8%

Note 22 – Subsequent Event

From October 1, 2007 through November 27, 2007, the Company repurchased 5,409,674 shares of its common stock for a total cost of $662.5 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of September 30, 2007. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures as of September 30, 2007 were designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate, to allow timely decisions regarding disclosure.

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended September 30, 2007, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are set forth in Item 8 of Part II of this Form 10-K, which is incorporated herein by reference.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 with respect to executive officers of the Company is contained at the end of Part I of this Form 10-K under the heading "Executive Officers of the Registrant".

Code of Ethics. The Company has adopted a Code of Ethics and Business Conduct (the "Code of Ethics") that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, controller, and any persons performing similar functions, as well as all directors, officers and employees of the Company and its subsidiaries and affiliates. The Code of Ethics is posted on the Company's website at www.franklinresources.com under "Corporate Governance" on the "Our Company" page. A copy of the Code of Ethics is available in print free of charge to any stockholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Ethics to: Secretary, Franklin Resources, Inc., One Franklin Parkway, San Mateo, California 94403-1906. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver from, a provision of the Code of Ethics for the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

The other information required by this Item 10, including with regard to directors of the Company, the procedures by which security holders may recommend nominees, the members of the Audit Committee, the Audit Committee financial expert, and compliance with Section 16(a) of the Exchange Act, is incorporated by reference from the information provided under the sections entitled "Proposal No. 1 Election of Directors–Nominees", "Proposal No. 1 Election of Directors–Information about the Board and its Committees" and "Proposal No. 1 Election of Directors–Section 16(a) Beneficial Ownership Reporting Compliance" from the Company's definitive proxy statement for its annual meeting of stockholders ("Proxy Statement") to be filed with the SEC within 120 days after September 30, 2007.

NYSE Annual Certification Disclosure. In January 2007, the annual certification required by Section 303A.12(a) of the NYSE Listed Company Manual was submitted by the Company's Chief Executive Officer to the NYSE, without any qualifications.

Last fiscal year, we filed with the SEC, as exhibits to our Form 10-K for the fiscal year ended September 30, 2006, the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. We are filing with the SEC, as exhibits to this Form 10-K, the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

Item 11. Executive Compensation.

The information in our Proxy Statement under the section entitled "Proposal No. 1 Election of Directors" is incorporated herein by this reference, other than the following subsections: "Nominees"; "Security Ownership of Principal Stockholders"; "Security Ownership of Management"; "Fees Paid to Independent Registered Public Accounting Firm"; "Report of the Audit Committee"; "Certain Relationships and Related Transactions"; and "Section 16(a) Beneficial Ownership Reporting Compliance".

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 with respect to security ownership of certain beneficial owners and management is incorporated by reference from the information provided under the sections entitled "Proposal No. 1 Election of Directors–Security Ownership of Principal Stockholders" and "Proposal No. 1 Election of Directors–Security Ownership of Management" of our Proxy Statement.

Equity Compensation Plan Information.

The following table sets forth certain information as of September 30, 2007 with respect to the shares of the Company's common stock that may be issued under the Company's existing compensation plans that have been approved by stockholders and plans that have not been approved by stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders[1]	3,897,572[2]	$37.92[3]	9,809,190[4]
Equity compensation plans not approved by stockholders	—	—	—
Total	**3,897,572**	**$37.92**	**9,809,190**

(1) Consists of the 2002 Universal Stock Incentive Plan, as amended and restated (the "2002 Stock Plan") and the 1998 Employee Stock Investment Plan, as amended (the "Purchase Plan"). Equity securities granted under the 2002 Stock Plan may include awards in connection with the Amended and Restated Annual Incentive Compensation Plan and the 2004 Key Executive Incentive Compensation Plan.

(2) Includes restricted stock unit awards under the 2002 Stock Plan that may be settled in shares of the Company's common stock, but excludes options to purchase shares of the Company's common stock accruing under the Company's Purchase Plan. Under the Purchase Plan, each eligible employee is granted a separate option to purchase up to 2,000 shares of common stock each semi-annual accrual period on January 31 and July 31 at a purchase price per share equal to 90% of the fair market value of the common stock on the enrollment date or the exercise date, whichever is lower.

(3) Does not take into account restricted stock unit awards under the 2002 Stock Plan.

(4) As of September 30, 2007, 4,006,658 shares of common stock were available for future issuance under the Purchase Plan and 5,802,532 shares of common stock were available for future issuance under the 2002 Stock Plan.

Item 13. Certain Relationships and Related Transactions.

The information required by this Item 13 is incorporated by reference from the information provided under the section entitled "Proposal No. 1 Election of Directors–Certain Relationships and Related Transactions" of our Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 is incorporated by reference from the information provided under the section entitled "Proposal No. 1 Election of Directors–Fees Paid to Independent Registered Public Accounting Firm" of our Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) The financial statements filed as part of this report are listed in Item 8 of this Form 10-K.

(a)(2) No financial statement schedules are required to be filed as part of this report because all such schedules have been omitted. Such omission has been made on the basis that information is provided in the financial statements, or in the related notes thereto, in Item 8 of this Form 10-K or is not required to be filed as the information is not applicable.

(a)(3) Exhibits.

Exhibit No.	Description
3(i)(a)	Registrant's Certificate of Incorporation, as filed November 28, 1969, incorporated by reference to Exhibit (3)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (File No. 001-09318) (the "1994 Annual Report")
3(i)(b)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed March 1, 1985, incorporated by reference to Exhibit 3(ii) to the 1994 Annual Report
3(i)(c)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed April 1, 1987, incorporated by reference to Exhibit 3(iii) to the 1994 Annual Report
3(i)(d)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed February 2, 1994, incorporated by reference to Exhibit 3(iv) to the 1994 Annual Report
3(i)(e)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed on February 4, 2005, incorporated by reference to Exhibit (3)(i)(e) to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2004 (File No. 001-09318)
3(ii)	Registrant's Amended and Restated By-laws of Franklin Resources, Inc. (as adopted July 9, 2007), incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on July 10, 2007 (File No. 001-09318)
4.1	Indenture between Franklin Resources, Inc. and The Chase Manhattan Bank (formerly Chemical Bank), as trustee, dated as of May 19, 1994, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, filed with the SEC on April 14, 1994 (File No. 033-53147)
4.2	Form of 3.7% Senior Notes due 2008, incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 001-09318)
10.1	Representative Distribution Plan between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (File No. 001-09318) (the "1993 Annual Report")

Exhibit No.	Description
10.2	Representative Transfer Agent Agreement between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to Exhibit 10.3 to the 1993 Annual Report
10.3	Representative Investment Management Agreement between Templeton Growth Fund, Inc. and Templeton, Galbraith & Hansberger Ltd., incorporated by reference to Exhibit 10.5 to the 1993 Annual Report
10.4	Representative Management Agreement between Franklin Advisers, Inc. and the Franklin Group of Funds, incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1992 (File No. 001-09318) (the "1992 Annual Report")
10.5	Representative Distribution 12b-1 Plan between Franklin/Templeton Distributors, Inc. and the Franklin Group of Funds, incorporated by reference to Exhibit 10.3 to the 1992 Annual Report
10.6	Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1995 (File No. 001-09318) (the "June 1995 Quarterly Report")
10.7	Distribution 12b-1 Plan for Class II shares between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to Exhibit 10.2 to the June 1995 Quarterly Report
10.8	Representative Investment Management Agreement between Templeton Global Strategy SICAV and Templeton Investment Management Limited, incorporated by reference to Exhibit 10.3 to the June 1995 Quarterly Report
10.9	Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and BAC Corp. Securities, incorporated by reference to Exhibit 10.4 to the June 1995 Quarterly Report
10.10	Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to Exhibit 10.5 to the June 1995 Quarterly Report
10.11	Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), incorporated by reference to Exhibit 10.6 to the June 1995 Quarterly Report
10.12	Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (non-ERISA), incorporated by reference to Exhibit 10.7 to the June 1995 Quarterly Report
10.13	Representative Amended and Restated Transfer Agent and Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Franklin Custodian Funds, Inc., dated July 1, 1995, incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (File No. 001-09318) (the "1995 Annual Report")

Exhibit No.	Description
10.14	Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., incorporated by reference to Exhibit 10.17 to the 1995 Annual Report
10.15	Representative Class II Distribution Plan between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., on behalf of its Growth Series, incorporated by reference to Exhibit 10.18 to the 1995 Annual Report
10.16	Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to Exhibit 10.19 to the 1995 Annual Report
10.17	Representative Mutual Fund Purchase and Sales Agreement for Accounts of Bank and Trust Company Customers, effective July 1, 1995, incorporated by reference to Exhibit 10.20 to the 1995 Annual Report
10.18	Representative Management Agreement between Franklin Value Investors Trust, on behalf of Franklin MicroCap Value Fund and Franklin Advisers, Inc., incorporated by reference to Exhibit 10.21 to the 1995 Annual Report
10.19	Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and Sub-Distributor, incorporated by reference to Exhibit 10.22 to the 1995 Annual Report
10.20	Representative Non-Exclusive Underwriting Agreement between Templeton Growth Fund, Inc. and Templeton/Franklin Investments Services (Asia) Limited, dated September 18, 1995, incorporated by reference to Exhibit 10.23 to the 1995 Annual Report
10.21	Representative Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Templeton/Franklin Investments Services (Asia) Limited, dated September 18, 1995, incorporated by reference to Exhibit 10.24 to the 1995 Annual Report
10.22	Subcontract for Transfer Agency and Shareholder Services dated November 1, 1996 by and between Franklin/Templeton Investor Services, Inc. and PFPC Inc., incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (File No. 001-09318) (the "1996 Annual Report")
10.23	Representative Sample of Franklin/Templeton Investor Services, Inc. Transfer Agent and Shareholder Services Agreement, incorporated by reference to Exhibit 10.26 to the 1996 Annual Report
10.24	Representative Administration Agreement between Templeton Growth Fund, Inc. and Franklin Templeton Services, Inc., incorporated by reference to Exhibit 10.27 to the 1996 Annual Report
10.25	Representative Sample of Fund Administration Agreement with Franklin Templeton Services, Inc., incorporated by reference to Exhibit 10.28 to the 1996 Annual Report
10.26	Representative Subcontract for Fund Administrative Services between Franklin Advisers, Inc. and Franklin Templeton Services, Inc., incorporated by reference to Exhibit 10.29 to the 1996 Annual Report

Exhibit No.	Description
10.27	Representative Investment Advisory Agreement between Franklin Mutual Series Fund Inc. and Franklin Mutual Advisers, Inc., incorporated by reference to Exhibit 10.30 to the 1996 Annual Report
10.28	Representative Management Agreement between Franklin Valuemark Funds and Franklin Mutual Advisers, Inc., incorporated by reference to Exhibit 10.31 to the 1996 Annual Report
10.29	Representative Investment Advisory and Asset Allocation Agreement between Franklin Templeton Fund Allocator Series and Franklin Advisers, Inc., incorporated by reference to Exhibit 10.32 to the 1996 Annual Report
10.30	Representative Management Agreement between Franklin New York Tax-Free Income Fund, Inc. and Franklin Investment Advisory Services, Inc., incorporated by reference to Exhibit 10.33 to the 1996 Annual Report
10.31	Representative Agreement for the Supply of Investment Management and Administration Services, dated February 16, 1998, by and between Templeton Funds and Templeton Investment Management Limited, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998 (File No. 001-09318)
10.32	Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), as amended, incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998 (File No. 001-09318) (the "1998 Annual Report")
10.33	Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (non-ERISA), as amended, incorporated by reference to Exhibit 10.40 to the 1998 Annual Report
10.34	Representative Variable Insurance Fund Participation Agreement among Templeton Variable Products Series Fund or Franklin Valuemark Fund, Franklin/Templeton Distributors, Inc. and an insurance company, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1998 (File No. 001-09318)
10.35	Representative Amended and Restated Distribution Agreement among Templeton Emerging Markets Fund, Templeton Canadian Bond Fund, Templeton International Stock Fund, Templeton Canadian Stock Fund, Templeton Global Smaller Companies Fund, Templeton Global Bond Fund, Templeton Treasury Bill Fund, Templeton Global Balanced Fund, Templeton International Balanced Fund, Templeton Canadian Asset Allocation Fund, Mutual Beacon Fund, Franklin U.S. Small Cap Growth Fund, Templeton Balanced Fund, Templeton Growth Fund, Ltd., Templeton Management Limited, and FEP Capital, L.P. dated December 31, 1998, incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (File No. 001-09318) (the "2000 Annual Report")

Exhibit No.	Description
10.36	Representative Purchase and Sales Agreement by and among Franklin/ Templeton Distributors, Inc., Franklin Resources, Inc., and Lightning Finance Company Limited dated August 1, 1999, incorporated by reference to Exhibit 10.46 to the 2000 Annual Report
10.37	Representative Advisory Agreement between Templeton Global Advisors Limited and Templeton Asset Management Limited dated December 21, 1999, incorporated by reference to Exhibit 10.47 to the 2000 Annual Report
10.38	Representative Amended and Restated Commission Paying Agreement between Templeton Global Strategy Funds, Templeton Global Advisors Limited, Templeton Global Strategic Services S.A., and Lightning Finance Company Limited dated January 31, 2000, incorporated by reference to Exhibit 10.48 to the 2000 Annual Report
10.39	Representative Variable Insurance Fund Participation Agreement among Franklin Templeton Variable Insurance Products Trust (formerly Franklin Valuemark Funds), Franklin/Templeton Distributors, Inc., and CUNA Mutual Life Insurance Company dated May 1, 2000, incorporated by reference to Exhibit 10.49 to the 2000 Annual Report
10.40	Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Growth and Income Fund dated August 10, 2000, incorporated by reference to Exhibit 10.52 to the 2000 Annual Report
10.41	Representative Sub-Advisory Agreement between FTTrust Company, on behalf of Templeton International Smaller Companies Fund, Templeton Investment Counsel, LLC, and Templeton Asset Management Limited, dated January 23, 2001, incorporated by reference to Exhibit 10.55 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2001 (File No. 001-09318) (the "March 2001 Quarterly Report")
10.42	Managed Operations Services Agreement between Franklin Templeton Companies, LLC, and International Business Machines Corporation dated February 6, 2001, incorporated by reference to Exhibit 10.56 to the March 2001 Quarterly Report
10.43	Representative Agency Agreement between FTTrust Company and Franklin/ Templeton Investor Services, LLC, dated April 1, 2001, incorporated by reference to Exhibit 10.57 to the March 2001 Quarterly Report
10.44	Representative Amended and Restated Master Management Agreement between Franklin Templeton Investment Corp., as Trustee of mutual funds and Franklin Templeton Investment Corp., as Manager, dated May 31, 2001, incorporated by reference to Exhibit 10.60 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 001-09318) (the "2001 Annual Report")
10.45	Representative Master Management Agreement dated May 31, 2001 between Franklin Templeton Tax Class Corp. and Franklin Templeton Investments Corp., incorporated by reference to Exhibit 10.61 to the 2001 Annual Report

Exhibit No.	Description
10.46	Amendments dated July 2, 2001, June 10, 2002 and February 3, 2003 to the Managed Operations Services Agreement dated February 6, 2001, between Franklin Templeton Companies, LLC and International Business Machines Corporation, incorporated by reference to Exhibit 10.69 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 001-09318) (the "March 2003 Quarterly Report")
10.47	Representative Form of Franklin Templeton Investor Services, LLC Transfer Agent and Shareholder Services Agreement, incorporated by reference to Exhibit 10.70 to the March 2003 Quarterly Report
10.48	Amendments dated July 1, 2003 and September 1, 2003 to the Managed Operations Service Agreement dated February 6, 2001, between Franklin Templeton Companies, LLC and International Business Machines Corporation, incorporated by reference to Exhibit 10.71 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (File No. 001-09318)
10.49	Form of Restricted Stock Award Agreement and Notice of Restricted Stock Award under the Company's 2002 Universal Stock Incentive Plan, incorporated by reference to Exhibit 10.74 to the Company's Current Report on Form 8-K filed with the SEC on November 12, 2004 (File No. 001-09318) (the "November 12, 2004 Form 8-K")*
10.50	Form of Stock Option Agreement and Notice of Stock Option Grant under the Company's 2002 Universal Stock Incentive Plan, incorporated by reference to Exhibit 10.75 to the November 12, 2004 Form 8-K*
10.51	Franklin Resources, Inc. Deferred Compensation Arrangement for Director's Fees, dated as of January 21, 2005, by and between Franklin Resources, Inc. and Samuel H. Armacost incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 27, 2005 (File No. 001-09318) (the "January 27, 2005 Form 8-K")*
10.52	Franklin Resources, Inc. 2002 Universal Stock Incentive Plan (as amended and restated December 16, 2004) incorporated by reference to Exhibit 10.2 to the January 27, 2005 Form 8-K*
10.53	Description of Performance Goals for the Company's Co-Chief Executive Officers for the 2005 Fiscal Year under the 2004 Key Executive Incentive Compensation Plan, incorporated by reference to Exhibit 10.87 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2004 (File No. 001-09318)*
10.54	Five Year Facility Credit Agreement dated as of June 10, 2005 among Franklin Resources, Inc., the Banks parties thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citibank, N.A. and BNP Paribas, as Co-Documentation Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 16, 2005 (File No. 001-09318)

Exhibit No.	Description
10.55	Agreement, dated as of June 1, 2005, by and between Franklin Resources, Inc. and Craig S. Tyle, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 7, 2005 (File No. 001-09318)*
10.56	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2005 (File No. 001-09318)*
10.57	Franklin Resources, Inc. Deferred Compensation Arrangement for Director's Fees, amended and restated as of October 18, 2005, by and between Franklin Resources, Inc. and Louis E. Woodworth, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 20, 2005 (File No. 001-09318)*
10.58	Form of Notice of Restricted Fund Unit Award and Restricted Fund Unit Award Agreement (standard), incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2005 (File No. 001-09318) (the "November 3, 2005 Form 8-K")*
10.59	Form of Notice of Restricted Fund Unit Award and Restricted Fund Unit Award Agreement (other), incorporated by reference to Exhibit 10.3 to the November 3, 2005 Form 8-K*
10.60	Form of Notice of Restricted Stock Award and Restricted Stock Award Agreement (in recognition of past efforts and contributions), incorporated by reference to Exhibit 10.4 to the November 3, 2005 Form 8-K*
10.61	Form of Notice of Restricted Stock Award and Restricted Stock Award Agreement (inducement/performance), incorporated by reference to Exhibit 10.5 to the November 3, 2005 Form 8-K*
10.62	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (in recognition of past efforts and contributions), incorporated by reference to Exhibit 10.6 to the November 3, 2005 Form 8-K*
10.63	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (inducement/performance), incorporated by reference to Exhibit 10.7 to the November 3, 2005 Form 8-K*
10.64	Form of Amendment to Deferred Compensation Agreement for Director's Fees, incorporated by reference to Exhibit 10.90 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 001-09318) (the "2005 Annual Report")*
10.65	Employment Agreement entered into on December 26, 2000 by and among William Y. Yun, Fiduciary Trust Company International and Franklin Resources, Inc., as amended, incorporated by reference to Exhibit 10.93 to the 2005 Annual Report*
10.66	2006 Directors Deferred Compensation Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2005 (File No. 001-09318)*

Exhibit No.	Description
10.67	Description of Performance Goals for the Company's Chief Executive Officer for the 2006 Fiscal Year under the 2004 Key Executive Incentive Compensation Plan, incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2005 (File No. 001-09318)*
10.68	Amendment Number 6 to the Managed Operations Services Agreement, dated March 6, 2006, by and between Franklin Templeton Companies, LLC, and International Business Machines Corporation, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2006 (File No. 001-09318) (the "March 2006 Quarterly Report")
10.69	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.4 to the March 2006 Quarterly Report*
10.70	Form of Amended and Restated Indemnification Agreement, incorporated by reference to Exhibit 10.5 to the March 2006 Quarterly Report*
10.71	Form of Notice of Restricted Fund Unit Award and Restricted Fund Unit Award Agreement (standard), incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 8, 2006 (File No. 001-09318) (the "November 8, 2006 Form 8-K")*
10.72	Form of Notice of Restricted Fund Unit Award and Restricted Fund Unit Award Agreement (other), incorporated by reference to Exhibit 10.2 to the November 8, 2006 Form 8-K*
10.73	Form of Notice of Restricted Stock Award and Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.3 to the November 8, 2006 Form 8-K*
10.74	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.4 to the November 8, 2006 Form 8-K*
10.75	Description of Bonus Payments to Certain Current Executive Officers and One Former Executive Officer of the Company, incorporated by reference to Exhibit 10.5 to the November 8, 2006 Form 8-K*
10.76	Named Executive Officer Compensation as of November 21, 2006, incorporated by reference to Exhibit 10.91 of Franklin Resources, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2006*
10.77	Franklin Resources, Inc. 1998 Employee Stock Investment Plan, as amended and restated December 13, 2006, incorporated by reference to Exhibit 10.1 to Franklin Resources, Inc.'s Current Report on Form 8-K filed with the SEC on December 22, 2006 (the "December 22, 2006 Form 8-K")*
10.78	Franklin Resources, Inc. Amended and Restated Annual Incentive Compensation Plan (amended and restated December 13, 2006), incorporated by reference to Exhibit 10.2 to the December 22, 2006 Form 8-K*

Exhibit No.	Description
10.79	Franklin Resources, Inc. 2004 Key Executive Incentive Compensation Plan, as amended December 13, 2006, incorporated by reference to Exhibit 10.3 to the December 22, 2006 Form 8-K*
10.80	Non-Employee Director Compensation as of December 31, 2006, incorporated by reference to Exhibit 10.10 to the December 2006 Quarterly Report*
10.81	Master Confirmation between Franklin Resources, Inc. and Merrill Lynch International, dated March 13, 2007 (includes as Exhibit A thereto a Supplemental Confirmation), incorporated by reference to Exhibit 10.1 to the March 2007 quarterly Report (Portions of this exhibit (indicated by asterisks) were omitted pursuant to a request for confidential treatment)
12	Computation of Ratios of Earnings to Fixed Charges
21	List of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

* Management/Employment Contract or Compensatory Plan or Arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRANKLIN RESOURCES, INC.

Date: November 28, 2007 By: /s/ Kenneth A. Lewis
Kenneth A. Lewis, Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Date: November 28, 2007 By: /s/ Samuel H. Armacost
Samuel H. Armacost, Director

Date: November 28, 2007 By: /s/ Charles Crocker
Charles Crocker, Director

Date: November 28, 2007 By: /s/ Joseph R. Hardiman
Joseph R. Hardiman, Director

Date: November 28, 2007 By: /s/ Robert D. Joffe
Robert D. Joffe, Director

Date: November 28, 2007 By: /s/ Charles B. Johnson
Charles B. Johnson, Chairman and Director

Date: November 28, 2007 By: /s/ Gregory E. Johnson
Gregory E. Johnson, President and Chief Executive Officer (Principal Executive Officer)

Date: November 28, 2007 By: /s/ Rupert H. Johnson, Jr.
Rupert H. Johnson, Jr., Vice Chairman and Director

Date: November 28, 2007 By: /s/ Thomas H. Kean
Thomas H. Kean, Director

Date: November 28, 2007 By: /s/ Kenneth A. Lewis
Kenneth A. Lewis, Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

Date: November 28, 2007 By: /s/ Chutta Ratnathicam
Chutta Ratnathicam, Director

Date: November 28, 2007 By: /s/ Peter M. Sacerdote
Peter M. Sacerdote, Director

Date: November 28, 2007 By: /s/ Laura Stein
Laura Stein, Director

Date: November 28, 2007 By: /s/ Anne M. Tatlock
Anne M. Tatlock, Director

Date: November 28, 2007 By: /s/ Louis E. Woodworth
Louis E. Woodworth, Director

EXHIBIT INDEX

Exhibit No.	Description
3(i)(a)	Registrant's Certificate of Incorporation, as filed November 28, 1969, incorporated by reference to Exhibit (3)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (File No. 001-09318) (the "1994 Annual Report")
3(i)(b)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed March 1, 1985, incorporated by reference to Exhibit 3(ii) to the 1994 Annual Report
3(i)(c)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed April 1, 1987, incorporated by reference to Exhibit 3(iii) to the 1994 Annual Report
3(i)(d)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed February 2, 1994, incorporated by reference to Exhibit 3(iv) to the 1994 Annual Report
3(i)(e)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed on February 4, 2005, incorporated by reference to Exhibit (3)(i)(e) to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2004 (File No. 001-09318)
3(ii)	Registrant's Amended and Restated By-laws of Franklin Resources, Inc. (as adopted July 9, 2007), incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on July 10, 2007 (File No. 001-09318)
4.1	Indenture between Franklin Resources, Inc. and The Chase Manhattan Bank (formerly Chemical Bank), as trustee, dated as of May 19, 1994, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, filed with the SEC on April 14, 1994 (File No. 033-53147)
4.2	Form of 3.7% Senior Notes due 2008, incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 001-09318)
10.1	Representative Distribution Plan between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (File No. 001-09318) (the "1993 Annual Report")
10.2	Representative Transfer Agent Agreement between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to Exhibit 10.3 to the 1993 Annual Report
10.3	Representative Investment Management Agreement between Templeton Growth Fund, Inc. and Templeton, Galbraith & Hansberger Ltd., incorporated by reference to Exhibit 10.5 to the 1993 Annual Report
10.4	Representative Management Agreement between Franklin Advisers, Inc. and the Franklin Group of Funds, incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1992 (File No. 001-09318) (the "1992 Annual Report")
10.5	Representative Distribution 12b-1 Plan between Franklin/Templeton Distributors, Inc. and the Franklin Group of Funds, incorporated by reference to Exhibit 10.3 to the 1992 Annual Report

Exhibit No.	Description
10.6	Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1995 (File No. 001-09318) (the "June 1995 Quarterly Report")
10.7	Distribution 12b-1 Plan for Class II shares between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to Exhibit 10.2 to the June 1995 Quarterly Report
10.8	Representative Investment Management Agreement between Templeton Global Strategy SICAV and Templeton Investment Management Limited, incorporated by reference to Exhibit 10.3 to the June 1995 Quarterly Report
10.9	Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and BAC Corp. Securities, incorporated by reference to Exhibit 10.4 to the June 1995 Quarterly Report
10.10	Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to Exhibit 10.5 to the June 1995 Quarterly Report
10.11	Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), incorporated by reference to Exhibit 10.6 to the June 1995 Quarterly Report
10.12	Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (non-ERISA), incorporated by reference to Exhibit 10.7 to the June 1995 Quarterly Report
10.13	Representative Amended and Restated Transfer Agent and Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Franklin Custodian Funds, Inc., dated July 1, 1995, incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (File No. 001-09318) (the "1995 Annual Report")
10.14	Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., incorporated by reference to Exhibit 10.17 to the 1995 Annual Report
10.15	Representative Class II Distribution Plan between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., on behalf of its Growth Series, incorporated by reference to Exhibit 10.18 to the 1995 Annual Report
10.16	Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to Exhibit 10.19 to the 1995 Annual Report
10.17	Representative Mutual Fund Purchase and Sales Agreement for Accounts of Bank and Trust Company Customers, effective July 1, 1995, incorporated by reference to Exhibit 10.20 to the 1995 Annual Report
10.18	Representative Management Agreement between Franklin Value Investors Trust, on behalf of Franklin MicroCap Value Fund and Franklin Advisers, Inc., incorporated by reference to Exhibit 10.21 to the 1995 Annual Report
10.19	Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and Sub-Distributor, incorporated by reference to Exhibit 10.22 to the 1995 Annual Report

Exhibit No.	Description
10.20	Representative Non-Exclusive Underwriting Agreement between Templeton Growth Fund, Inc. and Templeton/Franklin Investments Services (Asia) Limited, dated September 18, 1995, incorporated by reference to Exhibit 10.23 to the 1995 Annual Report
10.21	Representative Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Templeton/Franklin Investments Services (Asia) Limited, dated September 18, 1995, incorporated by reference to Exhibit 10.24 to the 1995 Annual Report
10.22	Subcontract for Transfer Agency and Shareholder Services dated November 1, 1996 by and between Franklin/Templeton Investor Services, Inc. and PFPC Inc., incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (File No. 001-09318) (the "1996 Annual Report")
10.23	Representative Sample of Franklin/Templeton Investor Services, Inc. Transfer Agent and Shareholder Services Agreement, incorporated by reference to Exhibit 10.26 to the 1996 Annual Report
10.24	Representative Administration Agreement between Templeton Growth Fund, Inc. and Franklin Templeton Services, Inc., incorporated by reference to Exhibit 10.27 to the 1996 Annual Report
10.25	Representative Sample of Fund Administration Agreement with Franklin Templeton Services, Inc., incorporated by reference to Exhibit 10.28 to the 1996 Annual Report
10.26	Representative Subcontract for Fund Administrative Services between Franklin Advisers, Inc. and Franklin Templeton Services, Inc., incorporated by reference to Exhibit 10.29 to the 1996 Annual Report
10.27	Representative Investment Advisory Agreement between Franklin Mutual Series Fund Inc. and Franklin Mutual Advisers, Inc., incorporated by reference to Exhibit 10.30 to the 1996 Annual Report
10.28	Representative Management Agreement between Franklin Valuemark Funds and Franklin Mutual Advisers, Inc., incorporated by reference to Exhibit 10.31 to the 1996 Annual Report
10.29	Representative Investment Advisory and Asset Allocation Agreement between Franklin Templeton Fund Allocator Series and Franklin Advisers, Inc., incorporated by reference to Exhibit 10.32 to the 1996 Annual Report
10.30	Representative Management Agreement between Franklin New York Tax-Free Income Fund, Inc. and Franklin Investment Advisory Services, Inc., incorporated by reference to Exhibit 10.33 to the 1996 Annual Report
10.31	Representative Agreement for the Supply of Investment Management and Administration Services, dated February 16, 1998, by and between Templeton Funds and Templeton Investment Management Limited, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998 (File No. 001-09318)
10.32	Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), as amended, incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998 (File No. 001-09318) (the "1998 Annual Report")

Exhibit No.	Description
10.33	Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (non-ERISA), as amended, incorporated by reference to Exhibit 10.40 to the 1998 Annual Report
10.34	Representative Variable Insurance Fund Participation Agreement among Templeton Variable Products Series Fund or Franklin Valuemark Fund, Franklin/Templeton Distributors, Inc. and an insurance company, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1998 (File No. 001-09318)
10.35	Representative Amended and Restated Distribution Agreement among Templeton Emerging Markets Fund, Templeton Canadian Bond Fund, Templeton International Stock Fund, Templeton Canadian Stock Fund, Templeton Global Smaller Companies Fund, Templeton Global Bond Fund, Templeton Treasury Bill Fund, Templeton Global Balanced Fund, Templeton International Balanced Fund, Templeton Canadian Asset Allocation Fund, Mutual Beacon Fund, Franklin U.S. Small Cap Growth Fund, Templeton Balanced Fund, Templeton Growth Fund, Ltd., Templeton Management Limited, and FEP Capital, L.P. dated December 31, 1998, incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (File No. 001-09318) (the "2000 Annual Report")
10.36	Representative Purchase and Sales Agreement by and among Franklin/Templeton Distributors, Inc., Franklin Resources, Inc., and Lightning Finance Company Limited dated August 1, 1999, incorporated by reference to Exhibit 10.46 to the 2000 Annual Report
10.37	Representative Advisory Agreement between Templeton Global Advisors Limited and Templeton Asset Management Limited dated December 21, 1999, incorporated by reference to Exhibit 10.47 to the 2000 Annual Report
10.38	Representative Amended and Restated Commission Paying Agreement between Templeton Global Strategy Funds, Templeton Global Advisors Limited, Templeton Global Strategic Services S.A., and Lightning Finance Company Limited dated January 31, 2000, incorporated by reference to Exhibit 10.48 to the 2000 Annual Report
10.39	Representative Variable Insurance Fund Participation Agreement among Franklin Templeton Variable Insurance Products Trust (formerly Franklin Valuemark Funds), Franklin/ Templeton Distributors, Inc., and CUNA Mutual Life Insurance Company dated May 1, 2000, incorporated by reference to Exhibit 10.49 to the 2000 Annual Report
10.40	Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Growth and Income Fund dated August 10, 2000, incorporated by reference to Exhibit 10.52 to the 2000 Annual Report
10.41	Representative Sub-Advisory Agreement between FTTrust Company, on behalf of Templeton International Smaller Companies Fund, Templeton Investment Counsel, LLC, and Templeton Asset Management Limited, dated January 23, 2001, incorporated by reference to Exhibit 10.55 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2001 (File No. 001-09318) (the "March 2001 Quarterly Report")
10.42	Managed Operations Services Agreement between Franklin Templeton Companies, LLC, and International Business Machines Corporation dated February 6, 2001, incorporated by reference to Exhibit 10.56 to the March 2001 Quarterly Report

Exhibit No.	Description
10.43	Representative Agency Agreement between FTTrust Company and Franklin/Templeton Investor Services, LLC, dated April 1, 2001, incorporated by reference to Exhibit 10.57 to the March 2001 Quarterly Report
10.44	Representative Amended and Restated Master Management Agreement between Franklin Templeton Investment Corp., as Trustee of mutual funds and Franklin Templeton Investment Corp., as Manager, dated May 31, 2001, incorporated by reference to Exhibit 10.60 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 001-09318) (the "2001 Annual Report")
10.45	Representative Master Management Agreement dated May 31, 2001 between Franklin Templeton Tax Class Corp. and Franklin Templeton Investments Corp., incorporated by reference to Exhibit 10.61 to the 2001 Annual Report
10.46	Amendments dated July 2, 2001, June 10, 2002 and February 3, 2003 to the Managed Operations Services Agreement dated February 6, 2001, between Franklin Templeton Companies, LLC and International Business Machines Corporation, incorporated by reference to Exhibit 10.69 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 001-09318) (the "March 2003 Quarterly Report")
10.47	Representative Form of Franklin Templeton Investor Services, LLC Transfer Agent and Shareholder Services Agreement, incorporated by reference to Exhibit 10.70 to the March 2003 Quarterly Report
10.48	Amendments dated July 1, 2003 and September 1, 2003 to the Managed Operations Service Agreement dated February 6, 2001, between Franklin Templeton Companies, LLC and International Business Machines Corporation, incorporated by reference to Exhibit 10.71 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (File No. 001-09318)
10.49	Form of Restricted Stock Award Agreement and Notice of Restricted Stock Award under the Company's 2002 Universal Stock Incentive Plan, incorporated by reference to Exhibit 10.74 to the Company's Current Report on Form 8-K filed with the SEC on November 12, 2004 (File No. 001-09318) (the "November 12, 2004 Form 8-K")*
10.50	Form of Stock Option Agreement and Notice of Stock Option Grant under the Company's 2002 Universal Stock Incentive Plan, incorporated by reference to Exhibit 10.75 to the November 12, 2004 Form 8-K*
10.51	Franklin Resources, Inc. Deferred Compensation Arrangement for Director's Fees, dated as of January 21, 2005, by and between Franklin Resources, Inc. and Samuel H. Armacost incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 27, 2005 (File No. 001-09318) (the "January 27, 2005 Form 8-K")*
10.52	Franklin Resources, Inc. 2002 Universal Stock Incentive Plan (as amended and restated December 16, 2004) incorporated by reference to Exhibit 10.2 to the January 27, 2005 Form 8-K*
10.53	Description of Performance Goals for the Company's Co-Chief Executive Officers for the 2005 Fiscal Year under the 2004 Key Executive Incentive Compensation Plan, incorporated by reference to Exhibit 10.87 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2004 (File No. 001-09318)*

Exhibit No.	Description
10.54	Five Year Facility Credit Agreement dated as of June 10, 2005 among Franklin Resources, Inc., the Banks parties thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citibank, N.A. and BNP Paribas, as Co-Documentation Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 16, 2005 (File No. 001-09318)
10.55	Agreement, dated as of June 1, 2005, by and between Franklin Resources, Inc. and Craig S. Tyle, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 7, 2005 (File No. 001-09318)*
10.56	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 4, 2005 (File No. 001-09318)*
10.57	Franklin Resources, Inc. Deferred Compensation Arrangement for Director's Fees, amended and restated as of October 18, 2005, by and between Franklin Resources, Inc. and Louis E. Woodworth, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 20, 2005 (File No. 001-09318)*
10.58	Form of Notice of Restricted Fund Unit Award and Restricted Fund Unit Award Agreement (standard), incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2005 (File No. 001-09318) (the "November 3, 2005 Form 8-K")*
10.59	Form of Notice of Restricted Fund Unit Award and Restricted Fund Unit Award Agreement (other), incorporated by reference to Exhibit 10.3 to the November 3, 2005 Form 8-K*
10.60	Form of Notice of Restricted Stock Award and Restricted Stock Award Agreement (in recognition of past efforts and contributions), incorporated by reference to Exhibit 10.4 to the November 3, 2005 Form 8-K*
10.61	Form of Notice of Restricted Stock Award and Restricted Stock Award Agreement (inducement/performance), incorporated by reference to Exhibit 10.5 to the November 3, 2005 Form 8-K*
10.62	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (in recognition of past efforts and contributions), incorporated by reference to Exhibit 10.6 to the November 3, 2005 Form 8-K*
10.63	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (inducement/performance), incorporated by reference to Exhibit 10.7 to the November 3, 2005 Form 8-K*
10.64	Form of Amendment to Deferred Compensation Agreement for Director's Fees, incorporated by reference to Exhibit 10.90 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 001-09318) (the "2005 Annual Report")*
10.65	Employment Agreement entered into on December 26, 2000 by and among William Y. Yun, Fiduciary Trust Company International and Franklin Resources, Inc., as amended, incorporated by reference to Exhibit 10.93 to the 2005 Annual Report*
10.66	2006 Directors Deferred Compensation Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2005 (File No. 001-09318)*

Exhibit No.	Description
10.67	Description of Performance Goals for the Company's Chief Executive Officer for the 2006 Fiscal Year under the 2004 Key Executive Incentive Compensation Plan, incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2005 (File No. 001-09318)*
10.68	Amendment Number 6 to the Managed Operations Services Agreement, dated March 6, 2006, by and between Franklin Templeton Companies, LLC, and International Business Machines Corporation, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2006 (File No. 001-09318) (the "March 2006 Quarterly Report")
10.69	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.4 to the March 2006 Quarterly Report*
10.70	Form of Amended and Restated Indemnification Agreement, incorporated by reference to Exhibit 10.5 to the March 2006 Quarterly Report*
10.71	Form of Notice of Restricted Fund Unit Award and Restricted Fund Unit Award Agreement (standard), incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 8, 2006 (File No. 001-09318) (the "November 8, 2006 Form 8-K")*
10.72	Form of Notice of Restricted Fund Unit Award and Restricted Fund Unit Award Agreement (other), incorporated by reference to Exhibit 10.2 to the November 8, 2006 Form 8-K*
10.73	Form of Notice of Restricted Stock Award and Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.3 to the November 8, 2006 Form 8-K*
10.74	Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.4 to the November 8, 2006 Form 8-K*
10.75	Description of Bonus Payments to Certain Current Executive Officers and One Former Executive Officer of the Company, incorporated by reference to Exhibit 10.5 to the November 8, 2006 Form 8-K*
10.76	Named Executive Officer Compensation as of November 21, 2006, incorporated by reference to Exhibit 10.91 of Franklin Resources, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2006*
10.77	Franklin Resources, Inc. 1998 Employee Stock Investment Plan, as amended and restated December 13, 2006, incorporated by reference to Exhibit 10.1 to Franklin Resources, Inc.'s Current Report on Form 8-K filed with the SEC on December 22, 2006 (the "December 22, 2006 Form 8-K)*
10.78	Franklin Resources, Inc. Amended and Restated Annual Incentive Compensation Plan (amended and restated December 13, 2006), incorporated by reference to Exhibit 10.2 to the December 22, 2006 Form 8-K*
10.79	Franklin Resources, Inc. 2004 Key Executive Incentive Compensation Plan, as amended December 13, 2006, incorporated by reference to Exhibit 10.3 to the December 22, 2006 Form 8-K*
10.80	Non-Employee Director Compensation as of December 31, 2006, incorporated by reference to Exhibit 10.10 to the December 2006 Quarterly Report*

Exhibit No.	Description
10.81	Master Confirmation between Franklin Resources, Inc. and Merrill Lynch International, dated March 13, 2007 (includes as Exhibit A thereto a Supplemental Confirmation), incorporated by reference to Exhibit 10.1 to the March 2007 quarterly Report (Portions of this exhibit (indicated by asterisks) were omitted pursuant to a request for confidential treatment)
12	Computation of Ratios of Earnings to Fixed Charges
21	List of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

* Management/Employment Contract or Compensatory Plan or Arrangement

EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

for the fiscal years ended September 30,	2007	2006	2005	2004	2003
Income before taxes excluding equity in income of investees, minority interest in earnings of consolidated subsidiaries and capitalized interest	$2,406,424	$1,824,729	$1,397,275	$ 977,039	$694,399
Additions:					
Dividends received from equity-method investees	19,537	22,486	—	69	—
Fixed charges					
Interest expense-excluding interest on deposits	23,595	30,155	34,563	32,254	22,924
Interest expense-deposits	14,344	14,391	7,651	4,295	6,122
Interest factor on rent[1]	17,318	16,736	15,717	13,020	13,413
Total fixed charges	$ 55,257	$ 61,282	$ 57,931	$ 49,569	$ 42,459
Adjusted earnings	$2,481,218	$1,908,497	$1,455,206	$1,026,677	$736,858
Ratio of adjusted earnings to fixed charges-including interest on deposits	44.9	31.1	25.1	20.7	17.4
Ratio of adjusted earnings to fixed charges-excluding interest on deposits	60.3	40.4	28.8	22.6	20.1

[1] Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).

EXHIBIT 21

FRANKLIN RESOURCES, INC.
LIST OF SUBSIDIARIES
(as of October 9, 2007)

Name	State or Nation of Incorporation or Organization
Asia Infrastructure Mezzanine Capital Management Co., Ltd.	Cayman Islands
C&EE General Partner Ltd.	Delaware
C&EE Private Equity Partners, L.P.	Delaware
Darby-BBVA Latin American Investors, Ltd.	Cayman Islands
Darby-Hana Infrastructure Fund Management Co., Ltd.	Korea
Darby-ProBanco Holdings, L.P.	Delaware
Darby-ProBanco Investors, LLC	Delaware
Darby Asia Investors (HK), Ltd.	Hong Kong
Darby Asia Investors, Ltd.	British Virgin Islands
Darby Asia Mezzanine Fund II Management Co., Ltd.	Cayman Islands
Darby Brazil Mezzanine Management LLC	Delaware
Darby CEE Founder Partner II, LLC	Delaware
Darby Converging Europe Founder Partner, L.P.	Delaware
Darby Emerging High Yield Investments Ltd.	Cayman Islands
Darby Emerging High Yield Investments, LLC	Delaware
Darby Emerging Markets Income Investments, LLC	Delaware
Darby Emerging Markets Income Investments, Ltd.	Cayman Islands
Darby Emerging Markets Investments, Ltd.	Delaware
Darby Europe Mezzanine Management	Cayman Islands
Darby Global SICAV Managers, LLC	Delaware
Darby Holdings, Inc.	Delaware
Darby Latin American Mezzanine Investments	Cayman Islands
Darby Overseas Investments, Ltd.	Delaware
Darby Overseas Partners, L.P.	Delaware
Darby Stratus Administracao de Investímentos Ltda.	Brazil
DBVA de Mexico, S. de R. L. de C. V.	Mexico
DBVA Mexico Holdings I, LLC	Delaware
DBVA Mexico Holdings II, LLC	Delaware
FCC Receivables Corp.	Delaware
Fiduciary International Holding, Inc.	New York
Fiduciary International Ireland Limited	Ireland
Fiduciary International, Inc.	New York
Fiduciary Investment Corporation	New York
Fiduciary Investment Management International, Inc.	Delaware
Fiduciary Trust (International) S.A.	Switzerland
Fiduciary Trust Company International	New York
Fiduciary Trust Company of Canada	Canada
Fiduciary Trust International Limited	England
Fiduciary Trust International of California	California
Fiduciary Trust International of Delaware	Delaware
Fiduciary Trust International of the South	Florida
Franklin Advisers, Inc.	California

Name	State or Nation of Incorporation or Organization
Franklin Advisory Services, LLC	Delaware
Franklin Agency, Inc.	California
Franklin Capital Corporation	Utah
Franklin Investment Advisory Services, LLC	Delaware
Franklin Mutual Advisers, LLC	Delaware
Franklin Receivables LLC	Delaware
Franklin SPE, LLC	Delaware
Franklin Templeton Alternative Strategies, Inc.	Delaware
Franklin Templeton AMC Limited	India
Franklin Templeton Asset Management (India) Private Limited	India
Franklin Templeton Asset Management S.A.	France
Franklin Templeton Austria GmbH	Austria
Franklin Templeton Bank & Trust, F.S.B.	Utah
Franklin Templeton Companies, LLC	Delaware
Franklin Templeton Financial Services Corp.	New York
Franklin Templeton France S.A.	France
Franklin Templeton Global Investors Limited	United Kingdom
Franklin Templeton Holding Limited	Mauritius
Franklin Templeton Institutional, LLC	Delaware
Franklin Templeton Institutional GP, LLC	Delaware
Franklin Templeton Institutional Suisse SA	Switzerland
Franklin Templeton International Services (India) Private Limited	India
Franklin Templeton International Services S.A.	Luxembourg
Franklin Templeton Investímentos (Brasil) Ltda.	Brazil
Franklin Templeton Investment Management GmbH	Germany
Franklin Templeton Investment Services Mexico S de R.L.	Mexico
Franklin Templeton Investment Management Limited	United Kingdom
Franklin Templeton Investment Services GmbH	Germany
Franklin Templeton Investment Trust Management Co., Ltd.	Korea
Franklin Templeton Investments (Asia) Limited	Hong Kong
Franklin Templeton Investments Australia Limited	Australia
Franklin Templeton Investments Corp.	Canada
Franklin Templeton Investments Japan Limited	Japan
Franklin Templeton Investor Services, LLC	Delaware
Franklin Templeton Italia Società di Gestione del Risparmio per Azioni	Italy
Franklin Templeton Luxembourg Holding S.A.	Luxembourg
Franklin Templeton Management Luxembourg S.A.	Luxembourg
Franklin Templeton Portfolio Advisors, Inc.	California
Franklin Templeton Real Estate Advisors GP, LLC	Delaware
Franklin Templeton Services Limited	Ireland
Franklin Templeton Services, LLC	Delaware
Franklin Templeton Strategic Investments Ltd	Cayman Islands
Franklin Templeton Switzerland Ltd	Switzerland
Franklin Templeton Trustee Services Private Limited	India
Franklin/Templeton Distributors, Inc.	New York
Franklin/Templeton Travel, Inc.	California
FS Capital Group	California
FS Properties, Inc.	California

Name	State or Nation of Incorporation or Organization
FTC Investor Services Inc.	Canada
FTCI (Cayman) Ltd.	Cayman Islands
Happy Dragon Holdings Limited	British Virgin Islands
ITI Capital Markets Limited	India
LSIMC, LLC	Delaware
MassMutual/Darby CBO IM, Inc.	Delaware
Pioneer ITI Mutual Fund Private Limited	India
Riva Financial Systems Limited	Isle of Man
Templeton Asset Management (Labuan) Limited	Malaysia
Templeton Asset Management Ltd.	Singapore
Templeton China Research Limited	Hong Kong
Templeton do Brasil Ltda.	Brazil
Templeton Franklin Global Distributors, Ltd.	Bermuda
Templeton Global Advisors Limited	The Bahamas
Templeton Global Holdings Ltd.	The Bahamas
Templeton Heritage Limited	Canada
Templeton International, Inc.	Delaware
Templeton Investment Counsel, LLC	Delaware
Templeton Research Poland SP.z.o.o.	Poland
Templeton Restructured Investments, LLC	Delaware
Templeton Restructured Investments, Ltd.	Cayman Islands
Templeton Worldwide, Inc.	Delaware
Templeton/Franklin Investment Services, Inc.	Delaware

* All subsidiaries currently do business principally under their respective corporate names except as follows: Franklin Templeton Portfolio Advisors, Inc. operates through its Franklin Portfolio Advisors and Templeton Portfolio Advisors divisions; and some Templeton subsidiaries also occasionally use the name Templeton Worldwide.

EXHIBIT 31.1

CERTIFICATION

I, Gregory E. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 28, 2007

/s/ GREGORY E. JOHNSON

Gregory E. Johnson
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Kenneth A. Lewis, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 28, 2007

/s/ KENNETH A. LEWIS

Kenneth A. Lewis
Executive Vice President, Chief Financial Officer
and Treasurer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (FURNISHED HEREWITH)

I, Gregory E. Johnson, President and Chief Executive Officer of Franklin Resources, Inc. (the "Company"), certify, as of the date hereof and solely for purposes of and pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Dated: November 28, 2007

/s/ GREGORY E. JOHNSON

Gregory E. Johnson
President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (FURNISHED HEREWITH)

I, Kenneth A. Lewis, Executive Vice President, Chief Financial Officer and Treasurer of Franklin Resources, Inc. (the "Company"), certify, as of the date hereof and solely for purposes of and pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Dated: November 28, 2007

/s/ KENNETH A. LEWIS

Kenneth A. Lewis
Executive Vice President, Chief Financial Officer
and Treasurer

FINANCIAL INFORMATION

The common stock of Franklin Resources, Inc., is listed on the New York Stock Exchange under the ticker symbol BEN, and on the London Stock Exchange under the ticker symbol FRK. For further information regarding the common stock or for a copy of our latest Form 10-K, including financial statements and financial statement schedules, free of charge, please write to:

Maria Gray
Secretary

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

or contact: Greta Gahl
Investor Relations

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
1-800/632-2350, ext. 28900

You may also submit a request online at:

http://franklintempleton.com/retail/jsp_cm/global_nav/company/invest_contacts.jsp

Stock Transfer Agent, Registrar and Dividend Disbursing Agent

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
1-800/524-4458
Shareowner-svcs@bny.com
www.stockbny.com

COMMUNITY INVOLVEMENT

We believe we have a responsibility to make our communities stronger and more vibrant places to live, work and do business. We strive to improve the quality of life by addressing vital community needs. Through direct contributions and the efforts of our dedicated employee volunteers, we work with over 300 nonprofit organizations and schools each year. In 2007, we launched our first annual Impact Days, a global month of service that engaged over 850 employees from our offices around the globe in a variety of projects to help our local communities.

EQUAL OPPORTUNITY EMPLOYER

We are committed to providing equal opportunity in the recruitment, hiring, training and promotion of our employees.



Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-1812
© 1996 Forest Stewardship Council
FSC

The paper used in the printing of this annual report complies with the "chain of custody" certification standards of the Forest Stewardship Council (FSC), which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests. The paper contains a mix of pulp derived from FSC certified well-managed forests and other controlled sources. The cover and narrative pages are printed on Beckett Expression, which is made carbon neutral within Mohawk's production processes by offsetting thermal manufacturing emissions with VERs, and 100% of the emissions from purchased electricity with RECs from Green-e certified windpower projects. The Form 10-K pages are printed on paper containing post-consumer recycled fiber. The printer's respective FSC certifications for the cover and narrative pages, and Form 10-K are: Earth Thebault SW-COC-1812 and RR Donnelley SCS-COC-00648.

One Franklin Parkway
San Mateo, CA 94403-1906
00/DIAL BEN® (1-800/342-5236)
franklintempleton.com



RANKLIN TEMPLETON
INVESTMENTS

END